Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

GLAUKOS CORPORATION,

ATLANTIC MERGER SUB, INC.

and

AVEDRO, INC.

Dated as of August 7, 2019

i

 INDEX OF DEFINED TERMS

Defined Term	Location of Defined Term
401(k) Termination Date	Section 5.11(a)
Agreement	Preamble
AKS	Section 3.01(bb)(viii)
Anti-Corruption Laws	Section 3.01(z)(i)
Assumed Stock Option	Section 2.03(a)(i)
Assumed Warrant	Section 2.05(a)
Book-Entry Share	Section 2.01(b)
Cancelled Share	Section 2.01(a)
Cancelled Shares	Section 2.01(a)
Certificate	Section 2.01(b)
Certificate of Merger	Section 1.03
Closing	Section 1.02
Closing Date	Section 1.02
Code	Recitals
Company	Preamble
Company Board	Recitals
Company Change of Recommendation	Section 4.03(d)
Company Common Stock	Section 3.01(b)(i)
Company Disclosure Letter	Section 3.01
Company Employee Benefit Plan	Section 3.01(l)(ii)(B)
Company ESPP Rights	Section 2.03(c)
Company Expense Reimbursement	Section 7.03(d)
Company Financial Advisor	Section 3.01(t)
Company Financial Statements	Section 3.01(e)(iii)
Company Indemnified Parties	Section 5.04(c)
Company Intellectual Property	Section 3.01(o)(ii)
Company Material Contract	Section 3.01(w)(i)
Company SEC Reports	Section 3.01(e)(i)
Company Special Meeting	Section 3.01(d)(ii)
Company Stockholder Approval	Section 3.01(r)
Company Superior Proposal	Section 4.03(g)(i)
Company Systems	Section 3.01(p)(i)
Company Takeover Proposal	Section 4.03(b)
Company Termination Fee	Section 7.03(a)
Company Voting Debt	Section 3.01(b)(iii)
Company's Counsel	Section 5.14(b)
Confidentiality Agreement	Section 4.03(b)
Consents	Section 3.01(d)(ii)
Controlled Group	Section 3.01(l)(ii)(D)
Controlled Group Liability	Section 3.01(l)(ii)(A)
Credit Agreement	Section 5.13
DGCL	Recitals
DOJ	Section 5.03(b)
Effective Time	Section 1.03
Environmental Laws	Section 3.01(n)(iii)(A)
ERISA	Section 3.01(l)(i)
Exchange Act	Section 3.01(d)(ii)
Exchange Agent	Section 2.02(a)

Defined Term	Location of Defined Term
Exchange Fund	Section 2.02(a)
Exchange Ratio	Section 2.01(b)
Fairness Opinion	Section 3.01(t)
FDA	Section 3.01(aa)(i)
Federal Health Care Program	Section 3.01(bb)(ii)
Federal Health Care Program Laws	Section 3.01(bb)(iii)
Federal Privacy and Security Regulations	Section 3.01(bb)(v)
Final Exercise Date	Section 2.03(c)
Fractional Share Consideration	Section 2.02(b)(v)
FTC	Section 5.03(b)
GAAP	Section 3.01(e)(iii)
Governmental Authority	Section 3.01(d)(i)
Hazardous Materials	Section 3.01(n)(iii)(B)
HIPAA	Section 3.01(bb)(iii)
HSR Act	Section 3.01(d)(ii)
Intellectual Property	Section 3.01(o)(iv)
Intellectual Property Licenses	Section 3.01(o)(vi)
Intervening Event	Section 4.03(g)(ii)
Intervening Event Recommendation Change Notice	Section 4.03(f)
laws	Section 3.01(d)(i)
Letter of Transmittal	Section 2.02(b)(i)
Merger	Recitals
Merger Consideration	Section 2.01(b)
Merger Sub	Preamble
Nasdaq	Section 3.01(d)(ii)
NYSE	Section 3.01(d)(ii)
Orbimed	Section 5.13
orders	Section 3.01(d)(i)
Parent	Preamble
Parent Board	Recitals
Parent Common Stock	Section 2.01(b)
Parent Disclosure Letter	Section 3.02
Parent Financial Statements	Section 3.02(e)(iii)
Parent Intellectual Property	Section 3.02(o)(i)
Parent SEC Reports	Section 3.02(e)(i)
Parent Subsidiaries	Section 3.02(a)
Parent Voting Debt	Section 3.02(b)(iii)
Parent's Counsel	Section 5.14(b)
Payoff Amount	Section 5.13
Payoff Letter	Section 5.13
Permits	Section 3.01(j)(i)
Plan	Section 3.01(l)(ii)(C)
Proceedings	Section 3.01(h)
Proposal Information	Section 4.03(a)
Proxy/S-4	Section 3.01(d)(ii)
Proxy Statement	Section 3.01(d)(ii)
Recommendation Change Notice	Section 4.03(e)
Recommendation Change Notice Period	Section 4.03(e)
Release	Section 3.01(n)(iii)(C)
Scheduled IP	Section 3.01(o)(i)

v

Defined Term	Location of Defined Term
SEC	Section 3.01(d)(ii)
Securities Act	Section 3.01(e)(i)
Share	Section 2.01(a)
Shares	Section 2.01(a)
SOX	Section 3.01(e)(i)
Surviving Corporation	Section 1.01
Systems	Section 3.01(p)(i)
Takeover Provisions	Section 5.03(f)
Tax Representation Letters	Section 5.14(b)
Tax Return	Section 3.01(k)(xii)
Taxes	Section 3.01(k)(xii)
Termination Date	Section 7.01(c)
Transaction Litigation	Section 5.07
Voting Agreements	Recitals
Warrant Consideration	Section 2.05(c)
Warrant Fractional Share Consideration	Section 2.05(c)

        Certain other terms are defined in Section 8.03.

 AGREEMENT AND PLAN OF MERGER

        This AGREEMENT AND PLAN OF MERGER, dated as of August 7, 2019 (this "Agreement"), by and among Glaukos Corporation, a Delaware corporation ("Parent"), Atlantic Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent ("Merger Sub"), and Avedro, Inc., a Delaware corporation (the "Company").

WITNESSETH:

        WHEREAS, Parent, Merger Sub and the Company desire to effect a business combination transaction on the terms and subject to the conditions set forth in this Agreement;

        WHEREAS, the parties intend that Merger Sub will, in accordance with the General Corporation Law of the State of Delaware (the "DGCL"), merge with and into the Company, with the Company continuing as the surviving corporation (the "Merger") on the terms and subject to the conditions set forth in this Agreement;

        WHEREAS, the Board of Directors of the Company (the "Company Board") has (i) determined that the transactions contemplated by this Agreement, including the Merger, are fair to and in the best interests of the Company and its stockholders, (ii) adopted, approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, and (iii) resolved to recommend the adoption of this Agreement by the stockholders of the Company;

        WHEREAS, the Board of Directors of Parent (the "Parent Board") has (i) determined that the terms of this Agreement, the Merger and the other transactions contemplated by this Agreement are fair to and in the best interests of Parent and its stockholders, and (ii) adopted, approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger;

        WHEREAS, the parties intend that, for U.S. federal income tax purposes, the Merger will qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and that this Agreement be, and is hereby adopted as, a "plan of reorganization" within the meaning of Treasury Regulations Section 1.368-2(g) and for purposes of Sections 354 and 361 of the Code;

        WHEREAS, immediately following the execution of this Agreement, Parent, as the sole stockholder of Merger Sub, shall adopt this Agreement;

        WHEREAS, concurrently with the execution and delivery of this Agreement, as a condition and inducement to the willingness of Parent and Merger Sub to enter into this Agreement, each of the directors, the chief executive officer and the chief financial officer and certain other stockholders of the Company have entered into a Voting Agreement with Parent (collectively, the "Voting Agreements"), pursuant to which such Company stockholders have agreed, among other things, to vote in favor of the adoption of this Agreement at the Company Special Meeting; and

        WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and the transactions contemplated by this Agreement and also to prescribe various conditions to the Merger.

        NOW, THEREFORE, in consideration of the foregoing and of the representations, warranties, covenants and agreements contained in this Agreement, the parties agree as follows:

ARTICLE I
THE MERGER

        Section 1.01    The Merger.     Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company. At the Effective Time, the separate corporate existence of Merger Sub shall cease, and the Company shall be the surviving corporation in the Merger (the "Surviving Corporation") and shall continue its corporate existence under the laws of the State of Delaware and shall succeed to and assume all of the rights and obligations of the Company and Merger Sub in accordance with the DGCL.

        Section 1.02    Closing.     Unless this Agreement shall have been terminated pursuant to Section 7.01, the parties shall cause the closing of the Merger (the "Closing") to take place at the offices of O'Melveny & Myers LLP, 610 Newport Center Drive, 17th Floor, Newport Beach, California 92660, at 8:00 a.m., Pacific time, no later than the second (2nd) Business Day after the satisfaction or waiver of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted by applicable law) of such conditions at such time). The date on which the Closing occurs is referred to in this Agreement as the "Closing Date".

        Section 1.03    Effective Time of the Merger.     Subject to the provisions of this Agreement, on the Closing Date, the Company shall cause a certificate of merger (the "Certificate of Merger") to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Section 251 of the DGCL. The Merger shall become effective upon the filing of the Certificate of Merger or at such later time as is agreed to by the parties hereto and specified in the Certificate of Merger (the time at which the Merger becomes effective is herein referred to as the "Effective Time").

        Section 1.04    Effects of the Merger.     The Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL.

        Section 1.05    Certificate of Incorporation and By-laws of the Surviving Corporation.     At the Effective Time, (a) the certificate of incorporation of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated to be in the form attached hereto as Exhibit A and, as so amended and restated, shall be the certificate of incorporation of Surviving Corporation until thereafter amended as provided therein and by applicable law; and (b) the bylaws of the Company as in effect immediately prior to the Effective Time, shall be amended and restated to be in the form attached hereto as Exhibit B and, as so amended and restated, shall be the bylaws of Surviving Corporation until thereafter amended as provided therein and by applicable law.

        Section 1.06    Directors and Officers of the Surviving Corporation.

        (a)   The parties shall take, or cause to be taken, all actions necessary so that the directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified, or their earlier death, resignation or removal.

        (b)   The parties shall take, or cause to be taken, all actions necessary so that the officers of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors have been duly appointed, or their earlier death, resignation or removal.

ARTICLE II
CONVERSION OF SHARES; EXCHANGE OF SHARES

        Section 2.01    Effect on Capital Stock.     At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or holders of any shares of Company Common Stock or any capital stock of Merger Sub:

        (a)    Cancellation of Certain Company Common Stock.     Each share of Company Common Stock (a "Share" and collectively, the "Shares") that is owned by Parent, Merger Sub or any other direct or indirect wholly-owned subsidiary of Parent and each Share owned by the Company or any direct or indirect wholly-owned subsidiary of the Company (and in each case not held on behalf of third parties) (each such Share being a "Cancelled Share" and collectively, "Cancelled Shares") shall automatically be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

        (b)    Conversion of Company Common Stock.     Each Share (other than Cancelled Shares) issued and outstanding immediately prior to the Effective Time shall be converted into and shall thereafter represent the right to receive, subject to Sections 2.02(b)(v) and 2.02(h), 0.365 (the "Exchange Ratio") of a share of common stock, par value $0.001, of Parent (the "Parent Common Stock") (the "Merger Consideration" which, for avoidance of doubt shall include the Fractional Share Consideration (as defined in Section 2.02(b)(v))). From and after the Effective Time, subject to Section 2.02(h), all of such Shares (other than Cancelled Shares) shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each certificate (a "Certificate") representing any Shares (other than Cancelled Shares), if any, and each non-certificated Share represented by book-entry (a "Book-Entry Share") (other than Cancelled Shares) shall thereafter represent only the right to receive the Merger Consideration.

        (c)    Conversion of Merger Sub Common Stock.     Each share of common stock, par value $0.001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable share of common stock, par value $0.001 per share, of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

        Section 2.02    Payment for Securities; Surrender of Certificates.

        (a)    Exchange Agent.     Prior to the Closing, Parent shall select and engage an exchange agent reasonably acceptable to the Company (the "Exchange Agent"). At or immediately following the Effective Time, Parent shall deposit, or shall cause to be deposited, with such Exchange Agent, for the benefit of the holders of Shares, certificates representing the shares of Parent Common Stock to be issued as Merger Consideration (which, for purposes of this Section 2.02(a), shall not include the Fractional Share Consideration) (or appropriate alternative arrangements shall be made by Parent if uncertificated shares of Parent Common Stock will be issued) and cash in an amount equal to the aggregate Fractional Share Consideration (the "Exchange Fund").

        (b)    Procedures for Surrender.

          (i)    Certificates.    Promptly after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record (as of immediately prior to the Effective Time) of a Certificate whose Shares were converted into the right to receive the Merger Consideration at the Effective Time pursuant to this Agreement: (A) a letter of transmittal in customary form, reasonably acceptable to Parent and the Company ("Letter of Transmittal"), which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent, and shall otherwise be in such form and have such other provisions as Parent may reasonably specify after consultation with the Company; and (B) instructions for effecting the surrender of the Certificates in exchange for the Merger Consideration payable in respect thereof pursuant to the provisions of this Article II (or affidavit of loss in lieu of the Certificates as provided in Section 2.02(g)). Upon surrender of Certificates for cancellation (or affidavit of loss in lieu of the Certificates as provided in Section 2.02(g) ) to the Exchange Agent or to such other agent or agents as may be appointed by Parent, and upon delivery of a Letter of Transmittal, duly executed and in proper form with respect to such Certificates, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificates shall be entitled to receive in exchange therefor (after giving effect to any required Tax withholdings as provided in Section 2.02(f)) the Merger Consideration into which such shares of Company Common Stock have been converted pursuant to Section 2.01. Any surrendered Certificate shall forthwith be cancelled. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates. Until surrendered as contemplated hereby, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration and the Fractional Share Consideration, as applicable, as contemplated by this Agreement.

          (ii)    Book-Entry Shares.    Any holder of Book-Entry Shares whose Shares were converted into the right to receive the Merger Consideration at the Effective Time pursuant to this Agreement shall not be required to deliver a Certificate or an executed Letter of Transmittal to the Exchange Agent to receive the Merger Consideration that such holder is entitled to receive pursuant to this Agreement. In lieu thereof, each such holder shall, upon receipt by the Exchange Agent of an "agent's message" (or such other evidence, if any, of surrender as the Exchange Agent may reasonably request) be entitled to receive in exchange therefor (after giving effect to any required Tax withholdings as provided in Section 2.02(f) ) the Merger Consideration into which such shares of Company Common Stock have been converted pursuant to Section 2.01(b). Payment of the Merger Consideration with respect to Book-Entry Shares shall only be made to the person in whose name such Book-Entry Shares are registered. No interest will be paid or accrued on any amount payable upon due surrender of Book-Entry Shares. Until paid or surrendered as contemplated hereby, each Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration and the Fractional Share Consideration, as applicable, as contemplated by this Agreement.

          (iii)    Transfer of Shares.    If payment of the Merger Consideration is to be made to a person other than the person in whose name any surrendered Certificate is registered, it shall be a condition precedent of payment that the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer, and the person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the payment of the Merger Consideration and the Fractional Share Consideration, as applicable, to a person other than the registered holder of the Certificate so surrendered and shall have established to the satisfaction of the Surviving Corporation that such Taxes either have been paid or are not required to be paid.

          (iv)    Distributions with Respect to Unexchanged Shares of Parent Common Stock.    No dividends or other distributions declared or made after the Effective Time with respect to shares of Parent Common Stock with a record date after the Effective Time will be paid to the holder of any unsurrendered Certificate or Book-Entry Share with respect to the shares of Parent Common Stock to be received in respect thereof, until the holder of such Certificate or Book-Entry Share surrenders such Certificate or Book-Entry Share. Subject to the effect of escheat, Tax or other applicable laws, following surrender of any such Certificate or Book-Entry Share, the holder of the Certificate or Book-Entry Share receiving whole shares of Parent Common Stock issued in exchange therefor will be paid, without interest, (i) promptly, the amount of dividends or other distributions with a record date after the Effective Time and theretofore paid with respect to such whole shares of Parent Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole shares of Parent Common Stock.

          (v)    No Fractional Shares.    No certificate or scrip or shares representing fractional Parent Common Stock (whether certificated or book-entry shares) shall be issued upon the surrender for exchange of Certificates or Book-Entry Shares, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. Each holder of Company Common Stock converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after aggregating all shares represented by the Certificates and Book-Entry Shares delivered by such holder) shall receive, in lieu thereof, cash (rounded down to the nearest whole cent and without interest) in an amount equal to such fractional amount multiplied by the Parent Trading Price (the "Fractional Share Consideration").

        (c)    No Further Ownership Rights in Company Common Stock; Closing of Transfer Books.     As of the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Company of the Shares that were outstanding immediately prior to the Effective Time, other than registrations of transfers to reflect, with customary settlement procedures, trades effected prior to the Effective Time. The Merger Consideration paid in accordance with the terms of this Article II upon surrender of any Shares shall be deemed to have been paid in full satisfaction of all rights pertaining to such Shares. From and after the Effective Time, the holders of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided for herein or by applicable law. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation, Parent or the Exchange Agent for any reason, they shall be cancelled and, subject to the procedures set forth in Section 2.02(b), exchanged as provided in this Article II, except as otherwise required by law.

        (d)    Termination of Exchange Fund; Abandoned Property.     Any portion of the Exchange Fund that remains undistributed to the holders of the Shares on the one-year anniversary of the Effective Time shall be delivered to the Surviving Corporation, upon demand, and any holders of the Shares who have not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation as general creditor thereof (subject to abandoned property, escheat and other similar laws) for payment of their claim for Merger Consideration.

        (e)    No Liability.     Notwithstanding anything to the contrary in Section 2.02 (d), none of Parent, Merger Sub, the Surviving Corporation or the Exchange Agent or any of their respective directors, officers, employees and agents shall be liable to any holder of a Share for Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Certificate (or affidavits of loss in lieu thereof as provided in Section 2.02(g)) shall not have been surrendered prior to the date on which the Merger Consideration represented by such Certificate would otherwise escheat to or become the property of any Governmental Authority, any such Merger Consideration shall, to the extent permitted by applicable law, become the property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto.

        (f)    Withholding Rights.     Notwithstanding anything herein to the contrary, each of Parent, Merger Sub, the Surviving Corporation and the Exchange Agent, as applicable, shall be entitled to deduct and withhold from any consideration payable pursuant to, or in accordance with, this Agreement to any person such amounts as Parent, Merger Sub, the Surviving Corporation or the Exchange Agent, as applicable, are required to deduct and withhold with respect to the making of such payment under the Code or any other provision of applicable federal, state, local or foreign Tax law. To the extent that amounts are so deducted and withheld by Parent, Merger Sub, the Surviving Corporation or the Exchange Agent, as the case may be, such deducted and withheld amounts shall be (i) remitted by Parent, Merger Sub, the Surviving Corporation or the Exchange Agent, as applicable, to the applicable Governmental Authority, and (ii) to the extent remitted to the applicable Governmental Authority in accordance with subpart (i), treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction and withholding was made by Parent, Merger Sub, the Surviving Corporation or the Exchange Agent, as the case may be.

        (g)    Lost, Stolen or Destroyed Certificates.     If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such person of a bond in such reasonable amount as Parent may direct as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Exchange Agent shall issue, or pay or cause to be paid, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration and any cash in lieu of fractional shares and any dividends and distributions on such Certificate, in each case deliverable in respect thereof pursuant to this Agreement.

        (h)    Adjustments to Merger Consideration.     In the event that the Company or Parent changes the number of shares of Company Common Stock, Parent Common Stock or securities convertible or exchangeable into or exercisable for shares of Company Common Stock or Parent Common Stock, as applicable, issued and outstanding prior to the Effective Time as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, subdivision, exchange or readjustment of shares, or other similar transaction, then any number or amount contained herein which is based upon the price of Parent Common Stock, or the number of shares of Parent Common Stock or Company Common Stock, as the case may be, the Merger Consideration and any other similarly dependent items shall be equitably adjusted to reflect such change; provided, however, that nothing in this Section 2.02(h) shall be deemed to permit or authorize any party hereto to effect any such change that it is not otherwise authorized or permitted to undertake pursuant to this Agreement.

        Section 2.03    Treatment of Company Equity Awards.     The Company will adopt resolutions, and take such other actions as are reasonably necessary to effect the following:

        (a)    Assumption of Company Stock Options.

            (i)  At the Effective Time, each Company Stock Option (or portion thereof) that is outstanding and unexercised as of immediately prior to the Effective Time, whether vested or unvested, shall be assumed by Parent and shall be converted into an option (an "Assumed Stock Option") to purchase a number of shares of Parent Common Stock (rounded down to the nearest whole share) equal to the product of the number of shares of Company Common Stock subject to such Company Stock Option immediately prior to the Effective Time multiplied by the Exchange Ratio. The per share exercise price for the Parent Common Stock issuable upon exercise of such Assumed Stock Option shall be equal (rounded up to the nearest whole cent) to the exercise price per share of Company Common Stock applicable to such Company Stock Option immediately prior to the Effective Time divided by the Exchange Ratio. Except as provided above, each Assumed Stock Option shall be subject to the same terms and conditions (including expiration date, vesting and exercise provisions) as were applicable to the corresponding Company Stock Option immediately prior to the Effective Time, except that all references to the "Company" in the applicable Company Employee Stock Plan and option agreements will be references to Parent. From and after the Effective Time, each Company Stock Option shall no longer represent the right to acquire Company Common Stock. It is the intent of the parties hereto that to the extent permitted by applicable laws, the assumption of each Company Stock Option shall be performed in a manner that is in material compliance with the requirements of Section 409A of the Code (and applicable regulations thereunder) or, to the extent such Company Stock Option is intended to qualify as an incentive stock option, Section 424(a) of the Code (and applicable regulations thereunder).

           (ii)  As soon as practicable after the Effective Time, Parent shall deliver to the holder of each Company Stock Option appropriate notices setting forth the number of shares of Parent Common Stock subject to each such Assumed Stock Option then held by such holder and the exercise price under each such Assumed Stock Option, each as adjusted pursuant to Section 2.03(a)(i) hereof.

        (b)    Assumption of Company Restricted Stock Units.     At the Effective Time, each then-outstanding Company Restricted Stock Unit (but excluding, for the avoidance of doubt, any Company Restricted Stock Unit (or portion thereof) that becomes vested prior to or as a result of the consummation of the Merger and is settled in Shares that, in turn, converts into the right to receive the Merger Consideration pursuant to Section 2.01) shall be assumed by Parent and shall be converted into the right to receive the number of shares of Parent Common Stock (rounded down to the nearest whole share) equal to the product of the number of shares of Company Common Stock subject to such Company Restricted Stock Unit immediately prior to the Effective Time multiplied by the Exchange Ratio; provided, that such right shall be subject to the same terms and conditions (including vesting, payment and withholding provisions) as were applicable to the corresponding Company Restricted Stock Unit immediately prior to the Effective Time (except that all references to the "Company" in the applicable Company Employee Stock Plans and restricted stock unit agreements will be references to Parent). From and after the Effective Time, each such Company Restricted Stock Unit shall no longer represent the right to acquire any Company Common Stock.

        (c)    Treatment of Company ESPP.     Prior to the Effective Time, the Company shall: (i) cause any offering period (or similar period during which shares may be purchased) in progress under the Company ESPP immediately prior to the Closing to be the final offering period under the Company ESPP and to be terminated no later than three Business Days prior to the Closing Date and no earlier than ten Business Days prior to the Closing Date (the "Final Exercise Date"); (ii) make any pro-rata adjustments that may be necessary to reflect the shortened offering period (or similar period), but otherwise treat such shortened offering period (or similar period) as a fully effective and completed offering period for all purposes under the Company ESPP; (iii) cause each participant's then-outstanding share purchase right under the Company ESPP (the "Company ESPP Rights") to be exercised as of the Final Exercise Date; and (iv) terminate the Company ESPP as of the Effective Time. On the Final Exercise Date, the funds credited as of such date under the Company ESPP within the associated accumulated payroll withholding account for each participant under the Company ESPP shall be used to purchase shares of Company Common Stock in accordance with the terms of the Company ESPP, and each share purchased thereunder prior to the Effective Time shall be cancelled at the Effective Time and converted into the right to receive the Merger Consideration in accordance with Section 2.01(b), subject to withholding of any applicable income and employment withholding Taxes. Any accumulated contributions of each participant under the Company ESPP as of immediately prior to the Effective Time shall, to the extent not used to purchase shares in accordance with the terms and conditions of the Company ESPP (as amended pursuant to this Section 2.03(c)), be refunded to such participant as promptly as practicable following the Effective Time (without interest). No further Company ESPP Rights shall be granted or exercised under the Company ESPP after the Final Exercise Date. The Company shall provide timely notice to participants of the setting of the Final Exercise Date and termination of the Company ESPP in accordance with the Company ESPP.

        Section 2.04    Company Equity Awards Assumed by Parent; Parent Actions.     At the Effective Time, Parent shall assume all of the obligations of the Company under the Company Employee Stock Plans in respect of Company Stock Options and Company Restricted Stock Units, and shall assume such outstanding awards and the obligations under the agreements evidencing such awards. Parent shall take all corporate action necessary to reserve for issuance a number of authorized but unissued shares of Parent Common Stock for delivery upon settlement of the assumed Company Stock Options and Company Restricted Stock Units in accordance with Section 2.03. Promptly after the Closing Date (but in no event more than five (5) Business Days thereafter), Parent shall file or otherwise have available a registration statement on Form S-8 (or other appropriate form) with respect to the shares of Parent Common Stock subject to the assumed Company Stock Options and Company Restricted Stock Units.

        Section 2.05    Company Warrants.

        (a)   At the Effective Time, each Outstanding Warrant (or portion thereof) that is outstanding and unexercised as of immediately prior to the Effective Time shall be assumed by Parent and shall be converted into a warrant (an "Assumed Warrant") to purchase a number of shares of Parent Common Stock (rounded down to the nearest whole share) equal to the product of the number of shares of Company Common Stock subject to such Outstanding Warrant immediately prior to the Effective Time multiplied by the Exchange Ratio. The per share exercise price for the Parent Common Stock issuable upon exercise of such Assumed Warrant shall be equal (rounded up to the nearest whole cent) to the exercise price per share of Company Common Stock applicable to such Outstanding Warrant immediately prior to the Effective Time divided by the Exchange Ratio. Except as provided above, the Assumed Warrant shall be subject to the same terms and conditions (including expiration date and exercise provisions) as were applicable to the corresponding Outstanding Warrant immediately prior to the Effective Time, except that all references to the "Company" in the applicable Outstanding Warrant will be references to Parent. From and after the Effective Time, each Outstanding Warrant shall no longer represent the right to acquire Company Common Stock or any other capital stock of the Company.

        (b)   As soon as practicable after the Effective Time, Parent shall deliver to the holder of each Outstanding Warrant appropriate notices setting forth the number of shares of Parent Common Stock subject to such Assumed Warrant then held by each such holder and the exercise price under each such Assumed Warrant, each as adjusted pursuant to Section 2.05(a) hereof.

        (c)   At the Effective Time, each Converted Warrant (or portion thereof) that is outstanding and unexercised as of immediately prior to the Effective Time shall be cancelled and converted into the right to receive a number of shares of Parent Common Stock equal to (i) the number of shares of Company Common Stock subject to such Converted Warrant multiplied by the Exchange Ratio minus (ii) the quotient obtained by dividing the aggregate exercise price of such Converted Warrant by the Parent Trading Price (the "Warrant Consideration"). No certificate or scrip or shares representing fractional Parent Common Stock (whether certificated or book-entry shares) shall be issued in connection with the Warrant Consideration, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. Each holder of a Converted Warrant cancelled and converted pursuant to this Section 2.05(c) who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock shall receive, in lieu thereof, cash (rounded down to the nearest whole cent and without interest) in an amount equal to such fractional amount multiplied by the Parent Trading Price (the "Warrant Fractional Share Consideration"). After the Effective Time each holder of a Converted Warrant shall cease to have any rights with respect to such Converted Warrant except the rights provided in this Section 2.05(c). At or immediately after the Effective Time, Parent shall issue and pay, or deposit with the Exchange Agent and cause the Exchange Agent to deliver and pay, to the holder of each Converted Warrant the applicable Warrant Consideration and Warrant Fractional Share Consideration in accordance with this Section 2.05(c).

        Section 2.06    Tax Treatment.     It is intended that, for U.S. federal income tax purposes, the Merger will qualify as a "reorganization" within the meaning of Section 368(a) of the Code, and that this Agreement be, and is hereby adopted as, a "plan of reorganization" within the meaning of Treasury Regulations Section 1.368-2(g) and for purposes of Sections 354 and 361 of the Code.

ARTICLE III
REPRESENTATIONS AND WARRANTIES

        Section 3.01    Representations and Warranties of the Company.     Except as set forth in (i) the corresponding sections of the disclosure letter dated the date of this Agreement and delivered to Parent by the Company concurrently with the execution and delivery of this Agreement (it being understood that disclosure of any item in any section or subsection of such disclosure letter shall also be deemed to be disclosed with respect to any other section or subsection only if the relevance of such item is readily apparent from the face of such disclosure) (the "Company Disclosure Letter") or (ii) the Company SEC Reports publicly filed with the SEC on or after February 13, 2019 and prior to the date of this Agreement (but excluding risk factors and excluding forward-looking disclosure or statements and other disclosures that are predictive or forward-looking in nature, other than historical facts included therein), the Company represents and warrants to Parent as follows:

        (a)    Organization and Qualification.

            (i)  The Company is duly organized, validly existing and in good standing under the laws of the State of Delaware, except for such failures to be in good standing that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. The Company has the requisite corporate (or similar) power and authority to conduct its business as presently conducted and to own, use and lease its assets and properties, except for such failures to be so organized, existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) or to have such power and authority that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. The Company is duly qualified, licensed or admitted to do business and is in good standing (with respect to jurisdictions that recognize the concept of good standing) in each jurisdiction in which the ownership, use or leasing of its assets and properties, or the conduct or nature of its business, makes such qualification, licensing or admission necessary, except for such failures to be so qualified, licensed or admitted and in good standing (with respect to jurisdictions that recognize the concept of good standing) that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. The Company has no subsidiaries. The Company has disclosed or delivered to Parent prior to the date of this Agreement a true and complete copy of the Company's certificate of incorporation and by-laws or comparable organizational and governing documents, each as amended through the date of this Agreement, and each as so disclosed or delivered is in full force and effect on the date of this Agreement.

           (ii)  Section 3.01(a)(ii) of the Company Disclosure Letter sets forth a list of all Company Joint Ventures, including the name of each such entity and its owners.

          (iii)  Except for interests in any Company Joint Ventures, the Company does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any equity or similar interest in, any person.

        (b)    Capital Stock.

            (i)  The authorized capital stock of the Company consists of 200,000,000 shares of common stock, par value $0.00001 (the "Company Common Stock"), and 10,000,000 shares of preferred stock, par value $0.00001, of the Company. As of the close of business on August 5, 2019 (the "Company Reference Date"), there were outstanding (A) 17,135,084 shares of Company Common Stock, (B) an aggregate of 3,171,914 shares of Company Common Stock subject to outstanding Company Stock Options (excluding Company ESPP Rights), (C) an aggregate of 304,466 shares of Company Common Stock subject to outstanding Company Restricted Stock Units, (D) no shares of preferred stock, (E) 2,199,101 shares of Company Common Stock available and reserved for issuance (but not issued) under the Company Employee Stock Plans, (F) 350,000 shares of Company Common Stock available and reserved for issuance (but not issued) under the Company ESPP and (G) Company Warrants to acquire 193,603 shares of Company Common Stock.

           (ii)  As of the Company Reference Date, except as set forth in this Section 3.01(b) and except for changes since such date permitted by Section 4.01 of this Agreement or the Company

  Disclosure Letter or resulting from the exercise of Company Stock Options or Company Warrants or the settlement of Company Restricted Stock Units or Company ESPP Rights, in each case outstanding on such date (or following such date if permitted pursuant to Section 4.01 of this Agreement or the Company Disclosure Letter), there are no issued, reserved for issuance or outstanding (A) shares of capital stock or other voting securities of or other equity interests in the Company, (B) securities of the Company convertible into or exchangeable for shares of capital stock or other voting securities of or other equity interests in the Company, (C) warrants, calls, Options or other rights to acquire from the Company, or other obligation of the Company to issue, any shares of capital stock, voting securities or securities convertible into or exchangeable for capital stock or other voting securities of or other ownership interests in the Company or (D) restricted shares, stock appreciation rights, performance units, contingent value rights, phantom stock or similar securities or rights issued or granted by the Company that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares of capital stock or other voting securities of or other equity interests in the Company.

          (iii)  Other than as listed on Section 3.01(b)(iii) of the Company Disclosure Letter, no bonds, debentures, notes or other indebtedness of the Company having the right to vote (or which are convertible into or exercisable for securities having the right to vote) (collectively, "Company Voting Debt") on any matters on which the Company stockholders may vote are issued or outstanding nor are there any outstanding Options obligating the Company to issue or sell any Company Voting Debt or to grant, extend or enter into any Option with respect thereto.

          (iv)  All of the issued and outstanding shares of Company Common Stock are, and all shares reserved for issuance will be, upon issuance in accordance with the terms specified in the instruments or agreements pursuant to which they are issuable, duly authorized, validly issued, fully paid and nonassessable. All of the shares of capital stock, membership interests, partnership interests, voting securities or other ownership interests of each Company Joint Venture that are held by the Company are duly authorized, validly issued, fully paid and non-assessable and are owned, beneficially and of record, by the Company, free and clear of Liens. There are no voting trusts, proxies or other commitments, understandings, restrictions or arrangements to which the Company is a party in favor of any person other than the Company with respect to the voting of or the right to participate in dividends or other earnings on any capital stock, membership interests, partnership interests, voting securities or other ownership interests of the Company, or the Company Joint Ventures.

        (c)    Authority.

            (i)  The Company has all requisite corporate power and authority to enter into and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby, including the Merger, subject to any regulatory approvals referenced in Section 3.01(d)(ii). The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby, including the Merger, have been duly and validly authorized by all requisite action on the part of the Company with respect to this Agreement and adopted and unanimously approved by the Company Board and no other corporate proceedings on the part of the Company are necessary to authorize the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Merger and the other transactions contemplated hereby, other than obtaining the Company Stockholder Approval, approvals under the HSR Act and any other applicable Antitrust Laws and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware. This Agreement has been duly authorized and validly executed and delivered by the Company and, assuming this Agreement constitutes the legal, valid and binding obligation of Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors' rights generally, and general equitable principles.

           (ii)  The Company Board, at a meeting duly called and held, duly and unanimously adopted resolutions (which, as of the date of this Agreement, have not been rescinded, withdrawn or modified in any manner) (A) adopting, approving and declaring advisable this Agreement and the transactions contemplated hereby, including the Merger, (B) determining that the terms of this Agreement, the Merger and the other transactions contemplated hereby, including the Voting Agreements, are fair to and in the best interests of the Company and its stockholders and (C) recommending that the holders of the Company Common Stock adopt this Agreement (such recommendation, the "Company Board Recommendation"), which Company Board Recommendation, as of the date of this Agreement, has not been subsequently rescinded, withdrawn or modified in any manner. Subject to Section 4.03, the Company hereby consents to the inclusion of the Company Board Recommendation in the Proxy Statement.

        (d)    No Conflicts; Approvals and Consents.

            (i)  The execution and delivery of this Agreement by the Company does not, and the performance by the Company of its obligations hereunder and the consummation of the Merger and the other transactions contemplated hereby (including the Voting Agreements) will not, conflict with, result in a violation of, loss of rights under, breach of, constitute (with or without notice or lapse of time or both) a default under, result in or give to any person any right of payment or reimbursement, termination, cancellation, modification or acceleration of, or result in the creation or imposition of any Lien, other than Permitted Liens, upon any of the assets or properties of the Company or any of the Company Joint Ventures under, any of the terms, conditions or provisions of (A) the certificates or articles of incorporation or by-laws (or other comparable organizational documents) of the Company or any of the Company Joint Ventures, or (B) subject to the obtaining of the Company Stockholder Approval and the taking of the actions described in paragraph (ii) of this Section 3.01(d), including the filings and approvals described in Section 3.01(d)(ii), (x) any statute, law, rule, regulation or ordinance (together, "laws"), (y) any judgment, order, writ, injunction or decree (together, "orders"), of any federal, state, local or foreign government or any court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality, domestic, foreign or supranational (each, a "Governmental Authority") applicable to the Company or any of the Company Joint Ventures or any of their respective assets or properties, except for any such conflict or violation that would not be material to the Company, taken as a whole or (z) any note, bond, mortgage, security agreement, credit agreement, indenture, license, franchise, concession, Lease or Contract, excluding from the foregoing clause (z) such items that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

           (ii)  Except for (A) compliance with, and filings, consents or approvals under, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"); (B) the filing with the Securities and Exchange Commission (the "SEC") of (1) a proxy statement (such proxy statement, as amended or supplemented from time to time, the "Proxy Statement") to be sent or made available to the stockholders of the Company relating to the special meeting of the stockholders of the Company to be held to consider adoption of this Agreement (the "Company Special Meeting") pursuant to the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the "Exchange Act"), (2) Parent's registration statement on Form S-4 as a prospectus in which the Proxy Statement will be included (the "Proxy/S-4"), and the declaration of effectiveness of the portion thereof consisting of the Proxy/S-4 by the SEC, and (3) such reports under the Securities Act or Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby; (C) such filings and approvals as may be required under the rules and regulations of the New York Stock Exchange ("NYSE") and The Nasdaq Stock

  Market LLC ("Nasdaq"); and (D) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL and such filings with any other Governmental Authorities, no consent, approval, license, permit, order or authorization of a Governmental Authority ("Consents") or action of, registration, declaration or filing with or notice to any Governmental Authority is necessary or required to be obtained or made by the Company or the Company Joint Ventures in connection with the execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder or the consummation of the Merger and the other transactions contemplated hereby, in each case, other than such items that the failure to make or obtain, as the case may be, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

        (e)    SEC Reports, Financial Statements.

            (i)  The Company has timely filed or furnished each form, report, schedule, registration statement, registration exemption, if applicable, definitive proxy statement and other document (together with all amendments thereof and supplements thereto) required to be filed or furnished by the Company pursuant to the Securities Act of 1933, as amended, and the rules and regulations thereunder (the "Securities Act") or the Exchange Act with the SEC since February 13, 2019 (as such documents have since the time of their filing been amended or supplemented, the "Company SEC Reports"). As of their respective dates, after giving effect to any amendments or supplements thereto, the Company SEC Reports (A) complied in all material respects with the requirements of the Securities Act and the Exchange Act, as applicable, and, to the extent applicable, the Sarbanes-Oxley Act of 2002 ("SOX"), and (B) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no material outstanding or unresolved comments in comment letters from the SEC staff with respect to any of the Company SEC Reports.

           (ii)  Each of the principal executive officer of the Company and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act or Sections 302 and 906 of SOX and the rules and regulations of the SEC promulgated thereunder with respect to the Company SEC Reports. For purposes of the preceding sentence, "principal executive officer" and "principal financial officer" shall have the meanings given to such terms in SOX. Since February 13, 2019, the Company has not arranged any outstanding "extensions of credit" to directors or executive officers within the meaning of Section 402 of SOX.

          (iii)  The audited consolidated financial statements and unaudited interim consolidated financial statements (including, in each case, the notes, if any, thereto) included in the Company SEC Reports (the "Company Financial Statements") complied in all material respects with the published rules and regulations of the SEC with respect thereto in effect at the time of filing or furnishing the applicable Company SEC Report, were prepared in accordance with United States generally accepted accounting principles ("GAAP") applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by the SEC on Form 8-K, Form 10-Q or any successor or like form under the Exchange Act) and fairly present (subject, in the case of the unaudited interim financial statements, to normal, recurring year end audit adjustments that would not be, individually or in the aggregate, materially adverse to the Company) in all material respects the consolidated financial position of the Company, as of the respective dates thereof, and the consolidated results of its operations and cash flows for the respective periods then ended.

          (iv)  The Company maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting. The Company (A) maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to provide reasonable assurance that all information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and is accumulated and communicated to the Company's management as appropriate to allow timely decisions regarding required disclosure, and (B) has disclosed, based on its most recent evaluation of internal control over financial reporting, to the Company's outside auditors and the audit committee of the Company Board (x) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting, and the information described in the foregoing clauses (x) and (y) has been disclosed to Parent prior to the date of this Agreement.

        (f)    Absence of Certain Changes or Events.     Since December 31, 2018, through the date of this Agreement, (i) the Company has conducted its business in all material respects in the ordinary course of business consistent with past practice, (ii) there has not been any change, event or development that, individually or in the aggregate, has had, or would reasonably be expected to have, a Company Material Adverse Effect, and (iii) since March 31, 2019 and prior to the date of this Agreement, there has not been any action taken by the Company that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of any of the covenants set forth in Section 4.01.

        (g)    Absence of Undisclosed Liabilities.     Except for (i) matters reflected, provided or reserved against in the balance sheet (or notes thereto) as of March 31, 2019 included in the Company Financial Statements, (ii) liabilities or obligations that were incurred in the ordinary course of business consistent with past practice since March 31, 2019, (iii) liabilities or obligations that are incurred in connection with the Merger or the transactions contemplated by this Agreement, (iv) liabilities under Material Contracts and other contracts entered into in the ordinary course of business consistent with past practice (excluding liabilities arising from a breach of any such contract) or (v) liabilities or obligations that, individually or in the aggregate, are not material to the Company, the Company has not had any liabilities or obligations (whether absolute, accrued, contingent, fixed or otherwise, or whether due or to become due). The Company is not a party to, nor has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement (including any Contract relating to any transaction or relationship between or among the, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand), or any "off-balance sheet arrangements" (as defined in Item 303(a) of Regulation S-K under the Exchange Act), where the result, purpose or effect of such contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, the Company, in the Company Financial Statements or the Company SEC Reports.

        (h)    Legal Proceedings.     As of the date of this Agreement, there are no (i) claims, actions, suits, grievances, charges, hearings, arbitrations, investigations or other proceedings, audits, inquiries, or reviews (collectively, "Proceedings"), in each case, before any Governmental Authority or arbitration pending or, to the knowledge of the Company threatened against the Company, or any Company Joint Venture or any of their respective assets and properties or (ii), investigations pending or, to the knowledge of the Company, threatened against the Company, or any of the Company Joint Ventures or any of their respective assets and properties by a Governmental Authority that, in each case, individually or in the aggregate, have had or would reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any of the Company Joint Ventures or any of their respective assets or properties is a party to or subject to any order, judgment, decree, settlement, injunction or rule of any Governmental Authority that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

        (i)    Information Supplied.     None of the information supplied or to be supplied by the Company specifically for inclusion or incorporation by reference in (a) the registration statement on Proxy/S-4 to be filed with the SEC by Parent in connection with the issuance of Parent Common Stock pursuant to the Merger will, at the time the Proxy/S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (b) the Proxy Statement will, at the date it is first mailed or made available to the Company's stockholders and Parent's stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Merger Sub in connection herewith. The Proxy Statement will comply, with respect to all information regarding the Company and the Company Joint Ventures, as to form in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder, except that no representation is made by the Company with respect to any other statements made or incorporated by reference therein.

        (j)    Permits; Compliance with Laws and Orders.

            (i)  The Company and the Company Joint Ventures hold all permits, licenses, certificates, notices, authorizations, approvals and similar Consents of all Governmental Authorities ("Permits") necessary to own, lease and operate their respective assets and for the conduct of their respective businesses, except where the failure to have such Permits would not reasonably be expected to have a Company Material Adverse Effect. No such Permit is the subject of any suit or proceeding seeking the revocation, suspension, non-renewal or impairment of such Permit, except where such suit or proceeding would not and would not reasonably be expected to result in a Company Material Adverse Effect. The Company and the Company Joint Ventures are in compliance with the terms of such Permits, except where the failure to comply would not reasonably be expected to have a Company Material Adverse Effect.

           (ii)  Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (A) the Company and the Company Joint Ventures are not, and since January 1, 2017 have not been, in material violation of or material default under any material law or order of any Governmental Authority, and neither the Company nor the Company Joint Ventures has been given written notice of, or been charged with, any material violation of any material law or order of any Governmental Authority, including regarding noncompliance with the terms of any Permits referenced in Section 3.01(j)(i); and (B) the Company is, and since January 1, 2017 has been, in compliance in all material respects with (1) SOX and (2) the applicable listing standards and corporate governance rules and regulations of Nasdaq.

        (k)    Taxes.

            (i)  Each of the Company and the Company Joint Ventures has filed, or has caused to be filed on its behalf, all income and other material Tax Returns required to be filed by it, and all such Tax Returns are true, complete and accurate in all material respects and have been prepared in compliance in all respects with all applicable laws and regulations. All material Taxes of the Company and the Company Joint Ventures, whether or not shown to be due and owing on such

  Tax Returns, have been paid. The Company and each of the Company Joint Ventures has properly paid, collected and remitted all material amounts required to have been paid, collected or withheld with respect to Taxes, including, for the avoidance of doubt, any Taxes arising from sales to its customers and any Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.

           (ii)  The most recent financial statements contained in the Company SEC Reports filed prior to the date of this Agreement reflect, in accordance with GAAP, an adequate reserve for all material Taxes payable by the Company for all taxable periods through the date of such financial statements.

          (iii)  There is no dispute, audit, investigation, proceeding or claim concerning any material Tax liability of the Company or any Company Joint Ventures raised by any Governmental Authority in writing that remains unpaid, and none of the Company or any Company Joint Venture has received written notice of any threatened disputes, audits, inquiries, investigations, proceedings or claims relating to any material Taxes that has not been resolved in full. Neither the Company nor the Company Joint Ventures has received written notice of any claim made by a Governmental Authority in a jurisdiction where the Company and the Company Joint Ventures, as applicable, does not file a Tax Return that the Company is or may be subject to taxation by that jurisdiction. The Company has made available to Parent correct and complete copies of all federal income Tax Returns, examination reports, requests for information and statements of deficiencies assessed against or agreed to by the Company or the Company Joint Ventures filed or received since January 1, 2015.

          (iv)  There are no outstanding written agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any income Taxes or deficiencies against the Company, and no power of attorney granted by either the Company with respect to any income Taxes that are currently in force (other than powers of attorney designated on an income Tax Return of the Company).

           (v)  Neither the Company nor the Company Joint Ventures is a party to or bound by any Tax allocation, sharing, or similar agreement (other than agreements entered into in the ordinary course of business and the primary purpose of which does not relate to Taxes) and neither the Company nor the Company Joint Ventures (A) has been a member of an affiliated group (or similar state, local or foreign filing group) filing a consolidated, combined or unitary Tax Return (other than a group the common parent of which is the Company) or (B) has any liability for the Taxes of any person (other than the Company and the Company Joint Ventures) (I) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), or (II) as a transferee or successor, or otherwise pursuant to any law, rule or regulation.

          (vi)  There are no Liens for Taxes (other than for current Taxes not yet due and payable or the validity or amount of which are being contested in good faith by appropriate proceedings diligently conducted and for which appropriate reserves have been established in accordance with GAAP) on the assets of the Company or the Company Joint Ventures.

         (vii)  The Company is not a party to any agreement, contract, arrangement or plan that has resulted or would result, separately or in the aggregate, in the payment of any "excess parachute payment" within the meaning of Section 280G of the Code (or any corresponding provision of state, local or foreign Tax law).

        (viii)  Neither the Company nor the Company Joint Ventures has distributed stock of another person, or had its stock distributed by another person, in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code.

          (ix)  The Company does not have any obligation to reimburse or otherwise "gross-up" any person for the interest or additional Tax incurred by such person under Sections 409A or 4999 of the Code.

           (x)  Neither the Company nor the Company Joint Ventures is or has been a party to any "listed transaction," as defined in Treasury Regulation Section 1.6011-4(b)(2).

          (xi)  Neither the Company nor the Company Joint Ventures will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (A) change in method of accounting for a taxable period ending on or prior to the Closing Date, (B) "closing agreement" as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. law) executed on or prior to the Closing Date, (C) any use of an improper method of accounting for a taxable period ending on or prior to the Closing Date, (D) installment sale or open transaction disposition made on or prior to the Closing Date, (E) prepaid amount received or deferred revenue accrued outside the ordinary course of business on or prior to the Closing Date, (F) election by the Company under Section 108(i) of the Code (or any corresponding or similar provision of state, local or non-U.S. law) or (G) election by the Company under Section 965(h) of the Code.

         (xii)  The Company is not aware of the existence of any fact, or has taken or agreed to take any action, that would reasonably be expected to prevent or impede the Merger from qualifying as a "reorganization" within the meaning of Section 368(a) of the Code.

        For purposes of this Agreement:

        "Taxes" means any and all federal, state, local and foreign net income, gross income, gross receipts, estimated, escheat, abandoned or unclaimed property, alternative or add-on minimum, sales, use, capital stock, ad valorem, transfer, franchise, windfall, profits, license, lease, goods and services, withholding, payroll, net worth, employment, unemployment, workers compensation, social security, disability, excise, severance, stamp, occupation, premium, real property, personal property, value added, environmental, customs, duties or other taxes of any kind whatsoever and denominated by any name whatsoever (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority.

        "Tax Return" means any return, declaration, report, estimate, claim for refund, or information return or statement relating to Taxes (including the schedules attached thereto and any amendments thereof) required to be filed with respect to Taxes.

        (l)    Employee Benefit Plans; ERISA.

            (i)  Section 3.01(l)(i) of the Company Disclosure Letter sets forth a true and complete list of each material Company Employee Benefit Plan. All the Company Employee Benefit Plans have been established, maintained, funded and administered in all material respects in compliance with their terms and all applicable requirements of law, including the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations thereunder ("ERISA"), and the Code. With respect to each material Company Employee Benefit Plan, the Company has made available to Parent correct and complete copies, including amendments, of the following (to the extent applicable): (A) the most recent Company Employee Benefit Plan document (including any related trust agreements), (B) the current and most recent summary plan descriptions, (C) the most recently filed Form 5500 and schedules thereto, (D) all Internal Revenue Service or Department of Labor determination, opinion, notification and advisory letters, (E) the most recent actuarial report, (F) all material correspondence to or from any Governmental Authority received in the last three years, (G) all discrimination tests for the most recent plan year, and (H) all material written agreements and contracts currently in effect, including (without limitation) administrative service agreements, group annuity contracts, and group insurance contracts.

           (ii)  As used herein:

            (A)  "Controlled Group Liability" means any and all liabilities and obligations (1) under Title IV of ERISA, (2) under Section 302 of ERISA, (3) under Sections 412 and 4971 of the Code and (4) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code;

            (B)  "Company Employee Benefit Plan" means any Plan (1) entered into, established, maintained, sponsored, contributed to or required to be contributed to by the Company and existing on the date of this Agreement or (2) under or with respect to which the Company has or would reasonably be expected to have any present or future actual or contingent liabilities or obligations;

            (C)  "Plan" means any employment, bonus, incentive compensation, deferred compensation, long term incentive, pension, profit sharing, retirement, stock purchase, stock option, stock ownership, stock appreciation rights, phantom stock, layoff, vacation, legal services, cafeteria, life, health, medical, accident, disability, retention, severance, separation, termination, change of control or other benefit or compensation plan, agreement, practice, policy, program, scheme or arrangement of any kind, whether written or oral, including any "employee benefit plan" within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA; and

            (D)  "Controlled Group" means any person that, at any relevant time, could be treated as a single employer with the Company pursuant to 4001(b)(1) of ERISA or Section 414(b), (c), (m) or (o) of the Code.

          (iii)  Each Company Employee Benefit Plan that is intended to meet the requirements of a "qualified plan" under Section 401(a) of the Code and has received a current determination letter from the Internal Revenue Service that such Company Employee Benefit Plan is so qualified, and to the Company's knowledge, nothing has occurred since the date of such determination that would adversely affect the qualification of such Company Employee Benefit Plan. With respect to each Company Employee Benefit Plan, all material contributions (including all employer contributions and employee salary reduction contributions), distributions, reimbursements and premium payments that are due by the Company have been made and all material contributions, distributions, reimbursements and premium payments for any period ending on or before the Closing Date that are not yet due by the Company have been made or properly accrued.

          (iv)  The Company has no Controlled Group Liability as a consequence of at any time being considered a single employer under Section 414 of the Code with any other person. Neither the Company nor any member of the Controlled Group maintains, sponsors, contributes to, has any obligation to contribute to, or has any current or contingent liability or obligation under or with respect to (A) any "defined benefit plan" as defined in Section 3(35) of ERISA or any other plan subject to the funding requirements of Section 412 of the Code or Section 302 or Title IV of ERISA, (B) any "multiemployer plan" as defined in Section 3(37) or 4001(a)(3) of ERISA, (C) any "multiple employer plan" as described in Section 413 of the Code, or (D) any employee benefit plan, program or arrangement that provides for post-employment or retiree medical or life insurance benefits (other than health continuation coverage required by Section 4980B of the Code for which the covered individual pays the full cost of coverage). The Company has complied in all material respects with all applicable health care continuation requirements in Section 4980B of the Code and in ERISA, and the provisions of the Patient Protection and Affordable Care Act.

           (v)  Except as would not result in material liability to the Company, (A) none of the Company or any current or former employee, director or officer of any of them, nor, to the knowledge of the Company, any other "party in interest" or "disqualified person" (as such terms are defined in ERISA and the Code) with respect to a Company Employee Benefit Plan has engaged in a non-exempt "prohibited transaction" within the meaning of Section 4975 of the Code or Section 406 of ERISA; (B) there has not been a breach of fiduciary duty (as determined under ERISA) by any of the Company or any current or former employee, director or officer of any of them, nor, to the knowledge of the Company, any other person with respect to any Company Employee Benefit Plan; and (C) no action, investigation, audit, suit, proceeding, hearing or claim with respect to any Company Employee Benefit Plan (other than routine claims for benefits) is pending or, to the knowledge of the Company, threatened.

          (vi)  Section 3.01(l)(vi) of the Company Disclosure Letter identifies each Company Employee Benefit Plan that provides, upon the occurrence of the transactions contemplated by this Agreement, either alone or upon the occurrence of any additional or subsequent events, for (A) an acceleration of the time of funding, payment of or vesting in, or any increase in the amount of, compensation or benefits due any current or former employee, director or officer of the Company, (B) any forgiveness of indebtedness or obligation to fund compensation or benefits with respect to any such employee, director or officer or (C) an entitlement of any such employee, director or officer to severance pay, unemployment compensation or any other payment or other benefit.

         (vii)  No Company Employee Benefit Plan has failed to comply with Section 409A of the Code in a manner that would result in any tax, interest or penalty thereunder.

        (viii)  The Company has no material liability by reason of an individual who performs or performed services for the Company in any capacity not being treated as an employee for any purposes including, without limitation, for Tax withholding purposes, or being improperly excluded from participating in a Company Employee Benefit Plan.

          (ix)  Except as set forth on Section 3.01(l) of the Company Disclosure Letter, no material Company Employee Benefit Plan is maintained outside the jurisdiction of the United States, or covers any employee residing or working outside the United States (any such Benefit Plan, a "Foreign Benefit Plan"). With respect to any material Foreign Benefit Plans and without limiting the representations set forth above in this Section 3.01(l), (A) all Foreign Benefit Plans have been established, maintained and administered in compliance in all material respects with their terms and all applicable laws of any controlling Governmental Authority, (B) all Foreign Benefit Plans that are required to be funded are fully funded, and with respect to all other Foreign Benefit Plans, adequate reserves therefor have been established on the Company's financial statements, and (C) no material liability or obligation of the Company exists with respect to such Foreign Benefit Plans that has not been disclosed on Section 3.01(l) of the Company Disclosure Letter.

        (m)    Labor Matters.     The Company is not a party to, or bound by any collective bargaining agreement or other labor agreement with any union or labor organization. To the knowledge of the Company, there are no activities or proceedings by any union or labor organization to organize any employees of the Company, and no such activities or proceedings have occurred within the past two (2) years. Since January 1, 2018 through the date of this Agreement there has been no work stoppage, strike, slowdown, lockout or any other material labor dispute by or affecting employees of the Company and, to the knowledge of the Company, no such action has been threatened. Since January 1, 2017, the Company has not engaged in any "plant closing" or "mass layoff," as defined in the Worker Adjustment Retraining and Notification Act or any comparable state or local law.

        (n)    Environmental Matters.

            (i)  Except as has not been, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

            (A)  since January 1, 2017, the Company has been and is in compliance with all applicable Environmental Laws, including possessing and complying with the terms of all Permits and Registrations required for their operations under applicable Environmental Laws;

            (B)  there is no pending or, to the knowledge of the Company, threatened Proceeding pursuant to or relating to any Environmental Law against the Company. The Company has not received notice or a request for information from any person, including any Governmental Authority, alleging that the Company has been or is in actual or potential violation of any applicable Environmental Law or otherwise may be liable under any applicable Environmental Law, which violation or liability is unresolved. The Company is not a party or subject to any order, judgment, decree, settlement, injunction or rule pursuant to Environmental Law;

            (C)  there have been no Releases of Hazardous Materials at, on, under or from any location that have resulted in or are reasonably likely to result in an obligation by the Company, which has not been satisfied as of the date of this Agreement, to remediate such Releases pursuant to applicable Environmental Law or otherwise have resulted in or are reasonably likely to result in liability to the Company pursuant to applicable Environmental Law with respect to such Releases; and

            (D)  the Company has not entered into any written agreement or incurred any legal obligation that may require it to pay to, reimburse, or indemnify any other person from or against liabilities or costs arising in connection with or pursuant to Environmental Law, or relating to the generation, manufacture, use, transportation or disposal of or exposure to Hazardous Materials.

           (ii)  The Company has delivered or otherwise made available for inspection to Parent copies of any reports, investigations, audits, assessments (including Phase I or II environmental site assessments), studies or other material documents in the possession of or reasonably available to the Company pertaining to: (i) any unresolved claims arising under or related to any Environmental Law; (ii) any Hazardous Materials in, on, beneath or adjacent to any property currently or formerly owned, operated or leased by the Company; or (iii) the Company's compliance with applicable Environmental Laws.

          (iii)  As used in this Section 3.01(n):

            (A)  "Environmental Laws" means applicable domestic federal, state and local laws, principles of common law, statutes, regulations, ordinances and orders and determinations to the extent binding on the Company, relating to pollution, the environment (including natural resources, indoor and ambient air, surface water, groundwater, land surface or subsurface strata), protection of human health and safety as it relates to the environment, including any relating to the presence or Release of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of, or exposure to, Hazardous Materials;

            (B)  "Hazardous Materials" means (a) any petroleum or petroleum products, radioactive materials, asbestos in any form that is or could become friable, urea formaldehyde foam insulation, and polychlorinated biphenyls; and (b) any chemical, material, substance or waste that is prohibited, limited or regulated, or may give rise to liability or standards of conduct, under any applicable Environmental Law; and

            (C)  "Release" means any spill, emission, leaking, pumping, pouring, emptying, escaping, dumping, injection, deposit, disposal, discharge, dispersal, leaching or migration into the environment, including the atmosphere, soil, surface water, groundwater or property.

        (o)    Intellectual Property.

            (i)  Section 3.01(o)(i) of the Company Disclosure Letter contains a complete and accurate list of all applied for or registered Intellectual Property rights (including Internet domain names) owned by, or exclusively licensed to, the Company ("Scheduled IP"), including, where relevant, the owner of record, the applicable jurisdiction, the registration number, application number or issuance number, and the date of application, issuance and/or filing. All Scheduled IP is subsisting and, to the knowledge of the Company, valid and enforceable (other than applications related thereto). Except as noted in Section 3.01(o)(i) of the Company Disclosure Letter, the Company exclusively owns all Scheduled IP free and clear of all Liens, except Permitted Liens.

           (ii)  To the knowledge of the Company, the Company owns all right, title and interest in and to, or have sufficient rights to use pursuant to valid and enforceable written licenses, all Intellectual Property used in the operation of the Company's business as currently conducted (including all Scheduled IP) (collectively, the "Company Intellectual Property"), free and clear of all Liens, except Permitted Liens; except as has not had and would not reasonably be expected to have, a Company Material Adverse Effect, and provided that the foregoing shall not be construed as a representation of non-infringement. To the knowledge of the Company, the Company has taken reasonable actions to maintain and protect the Company Intellectual Property owned by the Company, including the confidentiality and value of its trade secrets and other confidential information, and, as applicable, requiring persons, including current and former employees, consultants and contractors, who have developed material software or other material Intellectual Property for the Company to execute written agreements pursuant to which such person (A) assigns ownership to the Company of all such Intellectual Property developed for the Company during the course of and within the scope of such person's employment or other engagement with the Company (except to the extent prohibited by law), and (B) is bound to protect and maintain the confidentiality of the confidential information of the Company; except, in each case, as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

          (iii)  Except as set forth on Section 3.01(o)(iii) of the Company Disclosure Letter, (A) no written claims, actions or other formal proceedings are pending, and to the knowledge of the Company, none have been asserted in writing since January 1, 2017 against the Company, and, to the knowledge of the Company, none have been threatened in writing, by any person that (1) allege that the Company or the conduct of its business has infringed or misappropriated the Intellectual Property rights of any person, or (2) contest the use, ownership, validity, or enforceability, of any Company Intellectual Property owned by the Company; (B) to the knowledge of the Company, the Company has not, nor has the conduct of the business of the Company, since January 1, 2017, infringed or misappropriated any Intellectual Property rights of any person, and (C) to the knowledge of the Company, no third party has, since January 1, 2017, infringed, misappropriated or otherwise violated any Company Intellectual Property owned by the Company; except, with respect to each of clauses (B) and (C), as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

          (iv)  As used herein, "Intellectual Property" means all intellectual property and all corresponding rights throughout the world, including (A) all trademarks, service marks, trade dress, logos, trade names, Internet domain names and all other indicia of origin, together with all applications, registrations and renewals and goodwill associated with any of the foregoing; (B) all patents, patent applications and patent disclosures, together with all reissues, continuations, continuations-in-part, revisions, divisions, extensions, and reexaminations in connection therewith and counterparts thereof; (C) works of authorship (whether or not copyrightable), copyrights and all applications, registrations and renewals associated therewith and all data, databases and database rights; (D) trade secrets, know-how and proprietary and other confidential information, including inventions (whether or not patentable or reduced to practice), improvements, technologies, processes, methods, protocols, specifications, plans, techniques, technical data, customer and supplier lists, pricing and cost information and business and marketing plans, reports and proposals; (E) software (including source code, executable code, systems, tools, data, databases, applications, firmware and related documentation) and (F) copies and tangible embodiments or descriptions of any of the foregoing (in whatever form or medium).

           (v)  Except for licenses of commercial off-the-shelf software, and except pursuant to the licenses of Intellectual Property listed in Section 3.01(o)(v) of the Company Disclosure Letter, the Company is not required or obligated to make any payments by way of royalties or fees to any owner or licensor of any Company Intellectual Property with respect to the use thereof or in connection with the conduct of the business of the Company as currently conducted; provided that the foregoing shall not be construed as a representation of non-infringement.

          (vi)  Each of the licenses of Intellectual Property that is included in the Company Intellectual Property ("Intellectual Property Licenses") is in full force and effect and is the legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms, except, in each case, as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors' rights generally, and general equitable principles. The Company is not in default of any material provision of any Intellectual Property License, nor, to the knowledge of the Company, is any other party to any Intellectual Property License in default thereunder, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder, except as would not reasonably be expected to have a Company Material Adverse Effect. No party to any of the Intellectual Property Licenses has exercised any termination rights with respect thereto.

        (p)    Company Systems.

            (i)  The computer systems, including the software, systems, code, websites, firmware, hardware, networks, interfaces, applications, platforms, other information technology equipment, assets and infrastructure and related systems (the "Systems") owned or leased by or licensed to the Company (collectively, the "Company Systems") in the conduct of its business are sufficient for the immediate needs of the Company in all material respects. Since January 1, 2018, there have been no failures, breakdowns, unauthorized access, continued substandard performance or other adverse events affecting any Company Systems that have caused or would reasonably be expected to result in any substantial disruption or interruption in or to the use of such Company Systems or the conduct of the business of the Company; except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company maintains reasonable security, disaster recovery and business continuity plans, procedures and facilities, which comply in all material respects with Data Privacy and Security Laws, and acts in compliance therewith; except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby shall not (A) immediately after the Effective Time violate any Privacy Policies or the right of the Company to use Personal Information or (B) impair the right, title or interest of the Company in or to any Company Systems or Company Intellectual Property owned or exclusively in-licensed by the Company, and all Company Systems and Company Intellectual Property shall be owned or available for use by the Company immediately after the Effective Time on terms and conditions identical in all material respects to those under which the Company owned or used the Company Systems and Company Intellectual Property immediately prior to the Effective Time.

           (ii)  Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each Company Joint Venture, is, and since January 1, 2017 has been, in compliance in all material respects with (A) all Data Privacy and Security Laws, and (B) any Contracts, privacy policies, programs or other notices that concern the Company's or any of the Company Joint Ventures' collection or use of any Personal Information of an individual. Since January 1, 2017, (A) to the knowledge of the Company, there have not been any incidents of material (1) Data Security Breaches, (2) notifications to any individual, entity or Governmental Authority regarding a Data Security

  Breach, (3) complaints or notices to the Company, or (4) audits, proceedings or investigations conducted or claims asserted by any other person (including any Governmental Authority) regarding the unauthorized or illegal collection or use (including the storage, display, transfer, dissemination and other disposition) of any Personal Information of an individual, or any material violation of applicable law, by the Company, and (B) no such claim is pending or, to the knowledge of the Company, threatened, that, in the case of (A) or (B), individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

        (q)    Real Property.

            (i)  The Company does not own any real property and the Company is not a party to any agreement or option to purchase any real property or interest therein.

           (ii)  Section 3.01(q)(ii) of the Company Disclosure Letter sets forth the address of each Leased Real Property, and a true and complete list of all Leases for each such Leased Real Property (including the date and name of the parties to such Lease document). The Company has delivered to Parent a true and complete copy of each Lease relating to such Leased Real Property.

          (iii)  The Leased Real Property identified in Section 3.01(q)(ii) of the Company Disclosure Letter comprises all of the real property used in the business of the Company.

          (iv)  (A) Each Lease under which the Company uses or occupies or has the right to use or occupy any Leased Real Property identified in Section 3.01(q)(ii) of the Company Disclosure Letter, is legal, valid, binding, enforceable and in full force and effect, except, in each case, as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors' rights generally, and general equitable principles, (B) the Company is not currently subleasing, licensing or otherwise granting any person the right to use or occupy such Leased Real Property or any portion thereof, (C) the Company has not collaterally assigned or granted any other security interest in such Lease or any interest therein and (D) no uncured default on the part of the Company or, to the knowledge of the Company, the landlord thereunder, exists under any Lease of such Leased Real Property, and no event has occurred or circumstance exists which, with the giving of notice, the passage of time, or both, would constitute a material breach or default under a Lease.

           (v)  Except as disclosed in Section 3.01(q)(v) of the Company Disclosure Letter, all buildings, structures, fixtures, and equipment included in the Leased Real Property are in good condition and repair sufficient for the operation of the business of the Company, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the knowledge of the Company, the Leased Real Property is in material compliance with all applicable building, zoning, subdivision, health and safety and other land use laws, including The Americans with Disabilities Act of 1990, as amended, and since January 1, 2017, the Company has not received written notice of any violation of such laws.

        (r)    Vote Required.     The affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote on the adoption of this Agreement is the only vote of holders of securities of the Company which is required to adopt this Agreement, to approve the Merger and to consummate the other transactions contemplated hereby (the "Company Stockholder Approval").

        (s)    Personal Property.     Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company has good and marketable title to, or valid leasehold interests in or valid rights under contracts to use, all of their property and assets reflected on the most recent balance sheet included in the Company Financial Statements or acquired after the date of such balance sheet and prior to the date of this Agreement, free and clear of all Liens, except Permitted Liens, except as have been disposed of after the date of such balance sheet in the ordinary course of business.

        (t)    Opinion of Financial Advisor.     The Company Board has received the opinion (the "Fairness Opinion"), dated as of the date of this Agreement, of Guggenheim Securities, LLC (the "Company Financial Advisor") that, as of the date of such Fairness Opinion and based on the various assumptions, qualifications and limitations contained therein, the Exchange Ratio is fair, from a financial point of view, to the holders of the Company Common Stock (excluding Parent and its affiliates). A signed copy of such Fairness Opinion will be made available to Parent for informational purposes only promptly following receipt of such written opinion from the Company Financial Advisor following the date of this Agreement.

        (u)    Takeover Laws Inapplicable.     Assuming that the representations and warranties of Parent and Merger Sub set forth in Section 3.02(m) are accurate, the Company has taken all action required to be taken by it, including any actions required to be taken by the Company Board, in order to render the restrictions on "business combinations" (as defined in Section 203 of the DGCL) inapplicable to the execution, delivery and performance of this Agreement, the Voting Agreements, the Merger and the other transactions contemplated by this Agreement, including the Voting Agreements. No "fair price," "moratorium," "control share acquisition" or other similar anti-takeover statute or regulation or any anti-takeover provision in the Company's certificate of incorporation or bylaws, or pursuant to any law or regulation to which the Company is subject, is, or at the Effective Time will be, applicable to this Agreement, the Merger or the other transactions contemplated hereby. The Company does not have in effect any stockholder rights plan, "poison pill" or similar plan or arrangement.

        (v)    Insurance.     Except for failures to maintain insurance or self-insurance that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, (A) since January 1, 2017, the Company has been continuously insured with financially responsible insurers or has self-insured, in each case in commercially reasonable amounts, (B) all of the material insurance policies of the Company are in full force and effect and (C) the Company has not received any notice of any pending or, to the Company's knowledge, threatened cancellation, termination or premium increase with respect to any insurance policy maintained by the Company other than as is customary in connection with renewals of existing insurance policies. The Company is in compliance in all material respects with the terms of such policies and bonds and, to the knowledge of the Company, no event has occurred which, with notice or lapse of time, would constitute a breach or default, or permit termination or modification, under any such policy or bond, and at no time during the past three years has the Company been denied any insurance or indemnity bond coverage which it has requested. The Company has delivered or otherwise caused to be delivered to Parent prior to the date of this Agreement true and complete copies of all material insurance policies, programs and arrangements and all such policies, programs and arrangements are in full force and effect.

        (w)    Company Material Contracts.

            (i)  Except for this Agreement and except for Contracts filed as exhibits to the Company SEC Reports, Section 3.01(w) of the Company Disclosure Letter contains a complete and correct list, as of the date of this Agreement, of the following Contracts to which any of the Company, or any of the Company Joint Ventures is a party, by which any of them is bound or to which any of their respective assets or properties is subject (each such Contract, together with each Contract filed as an exhibit to the Company SEC Reports, a "Company Material Contract"):

            (A)  each Contract that would be a "material contract" (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) but has not been filed as an exhibit to the Company SEC Reports;

            (B)  each Contract other than Company Employee Benefit Plans listed on Section 3.01(l)(i) of the Company Disclosure Letter, that (1) limits in any material respect either the type of business in which the Company or any Company Joint Venture (or, after the Effective Time, Parent or its subsidiaries) or any of their respective affiliates may engage or the manner or geographic area in which any of them may so engage in any business; (2) obligates the Company or any Company Joint Venture to conduct business on an exclusive or preferential basis with any third party; (3) contains a put, call or similar right pursuant to which the Company could be required to purchase or sell, as applicable, any equity interests of any person or assets; (4) grants "most favored nation" status of any type by the Company to any person; (5) involves more than $250,000 in the past year or is reasonably expected to involve more than $500,000 within one year of the date of this Agreement, except, in the case of this clause (5), (i) all purchase orders or invoices or (ii) Contracts that cannot be terminated by the Company on less than ninety (90) days' notice without material payment or penalty, in each case that involves more than $250,000 in the past year or is reasonably expected to involve more than $1,000,000 in the aggregate; (6) includes an earn-out or other similar provision; (7) between the Company or any Company Joint Venture, on the one hand, and any director, officer or affiliate of any of the foregoing or any of their respective "associates" or "immediate family" members (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act), on the other hand, including any Contract pursuant to which the Company or any Company Joint Venture has an obligation to indemnify any such person; (8) pursuant to which (x) the Company has granted to any person any license or other right, title or interest (including any assignment or covenant not to sue) in or to any Intellectual Property rights that are material to and owned by the Company, other than pursuant to Contracts granting non-exclusive rights that are substantially in the form of one of the Company's standard Contracts (which have been made available to Parent), clinical trial agreements, material transfer agreements, and non-disclosure agreements that are entered into in the ordinary course of business, or (y) a third party has granted to the Company any license or other right, title or interest (including any assignment or covenant not to sue) in or to any Intellectual Property rights that are material to the Company, other than non-exclusive licenses of software (including software licensed through software as a service arrangements) that are generally commercially available or non-exclusive licenses granted to the Company as an end user customer in the ordinary course of business consistent with past practice; (9) involves any material research or development activity conducted by, for or with the Company that is material to the Company, including any material joint development agreement; or (10) is a "single-source" supply Contract, pursuant to which goods or materials are supplied to the Company from an exclusive source and is incorporated in Company products or on which the Company is materially dependent that cannot be replaced from other sources on commercially reasonable terms and in a reasonably timely manner;

            (C)  each Contract, excluding Leases, that (1) has an aggregate principal amount, or provides for an aggregate obligation, in excess of $250,000 (I) evidencing indebtedness for borrowed money of the Company to any third party, (II) guaranteeing any such indebtedness of a third party, (III) containing a covenant restricting the payment of dividends or distributions in respect of the capital stock of the Company or the Company Joint Ventures, prohibiting the pledging of capital stock of the Company or the Company Joint Ventures, (IV) obligating the Company to make any capital commitment or capital expenditure, or (2) has the economic effect of any of the items set forth in subclause (1) above;

            (D)  any stockholders, investor rights, registration rights or similar agreement or arrangement;

            (E)  any material collective bargaining agreement or other material Contract with any labor union;

            (F)  any partnership or joint venture that is material to the Company; and

            (G)  each Contract with any Governmental Authority (other than clinical trial agreements).

           (ii)  The Company has provided to Parent prior to the date of this Agreement a true and completed copy of each Company Material Contract as in effect on the date of this Agreement. Neither the Company nor any Company Joint Venture is in material breach of or default under the terms of any Company Material Contract and no event has occurred that (with or without notice or lapse of time or both) would reasonably be expected to result in a breach or default under any Company Material Contract where such breach or default would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the knowledge of the Company, no other party to any Company Material Contract is in breach of or default under the terms of any Company Material Contract where such breach or default has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each Company Material Contract is a valid and binding obligation of the Company or the Company Joint Venture which is party thereto and, to the knowledge of the Company, of each other party thereto, and is in full force and effect, except that such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors' rights generally, and general equitable principles.

        (x)    Brokers.     Except for the Company Financial Advisor, there is no investment banker, broker, finder, financial advisor or other person that has been retained by or is authorized to act on behalf of the Company that is entitled to any fee from the Company in connection with the consummation of the transactions contemplated by this Agreement. The Company has provided to Parent on or prior to the date of this Agreement each letter of engagement entered into with the Company Financial Advisor in connection with the transactions contemplated by this Agreement.

        (y)    Product Warranties.     The Company has not made any material express warranties or guarantees with respect to the products marketed and/or sold by it, other than in the ordinary course of business. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each product sold or delivered by the Company has been in conformity with all applicable material contractual commitments and all express and implied warranties. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all of the Company's products have complied, and are expected to continue to comply with applicable specifications and government safety standards, and have been, and are expected to be, substantially free from deficiencies or defects.

        (z)    Compliance with Certain Laws

            (i)  Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, since January 1, 2014, none of the Company or any of its respective officers, directors, employees or, to the knowledge of the Company, agents, distributors, consultants or independent contractors (to the extent acting on behalf of the Company) has directly or indirectly made, promised, or authorized or offered to make, promise or authorize any contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment to any person, private or public, regardless of what form, whether in money, property or services, in violation of, to the extent applicable, the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.S. Travel Act, applicable laws implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions or any other applicable law, rule or regulation relating to anti-corruption or anti-bribery (collectively, the "Anti-Corruption Laws"). Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, since January 1, 2014, neither the Company, nor any of its respective officers, directors, employees or, to the knowledge of the Company, agents, distributors, consultants or independent contractors (to the extent acting on behalf of the Company) has directly or indirectly offered or given anything of value corruptly to (A) any government official, political party or official thereof or any candidate for political office or (B) any person, while knowing that all or a portion of such thing of value will be offered, given or promised, directly or indirectly, to any official, to any political party or official thereof or to any candidate for political office for the purpose of the following: (I) influencing any act or decision of such government official, political party, party official or candidate in his, her or its official capacity, including influencing such government official, political party, party official or candidate to do or omit to do any act in violation of the lawful duty of such government official, political party, party official or candidate, or securing any improper advantage or (II) inducing such government official, political party, party official or candidate to use his, her or its influence with a Governmental Authority or instrumentality thereof to affect or influence any act or decision of such Governmental Authority or instrumentality, in order to assist the Company in obtaining or retaining business for or with, or directing business to, any person.

           (ii)  Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, since January 1, 2017, neither the Company, (A) is or has been the subject of an unresolved claim or allegation relating to (I) any potential violation of the Anti-Corruption Laws or (II) any potentially unlawful contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment or the provision of anything of value, directly or indirectly, to a government official, to any political party or official thereof or to any candidate for political office, or (B) has received any notice or other communication (in writing) from, or made a voluntary disclosure to, any Governmental Authority regarding any actual, alleged or potential violation of, or failure to comply with, any applicable Anti-Corruption Laws.

          (iii)  The Company maintains a system or systems of internal controls reasonably designed to (A) ensure compliance with applicable Anti-Corruption Laws and (B) prevent and detect violations of applicable Anti-Corruption Laws.

        (aa)    FDA and Related Matters.

            (i)  The Company possess all Registrations required to conduct its businesses as currently conducted, and Section 3.01(aa)(i) of the Company Disclosure Letter sets forth a true, complete and correct list as of the date of this Agreement of such material Registrations. Each such Registration is valid and subsisting in full force and effect. To the knowledge of the Company, as of the date of this Agreement, neither the United States Food and Drug Administration (the "FDA") nor any comparable Regulatory Authority or Governmental Authority is considering limiting, suspending or revoking any such Registration or changing the marketing classification or labeling of the products of the Company. To the knowledge of the Company, there is no false or misleading information or material omission in any product application or other submission to the FDA or any comparable Regulatory Authority or Governmental Authority. The Company is in compliance with, and has fulfilled and performed in all material respects its obligations under, each such Registration, and, as of the date of this Agreement, to the knowledge of the Company, no event has occurred or condition or state of facts exists which would constitute a breach or default or would cause revocation or termination of any such Registration. To the knowledge of the Company, any third person that is a manufacturer or contractor for the Company is in compliance with all Registrations insofar as they pertain to the manufacture of product components or products for the Company.

           (ii)  All products developed, tested, investigated, produced, manufactured, labeled, distributed, marketed, stored, sold, imported or exported by or on behalf of the Company that are subject to the jurisdiction of the FDA or any comparable Regulatory Authority or Governmental Authority have been and are being developed, tested, investigated, produced, manufactured, labeled, distributed, marketed, stored, sold, imported and exported, as applicable, in all material respects in compliance with FDA Laws, any comparable laws enforced by any other Regulatory Authority or Governmental Authority that has jurisdiction over the operations of the Company, or any other applicable law, including those regarding non-clinical research, clinical research, establishment registration, device listing, pre-market notification, good manufacturing practices, labeling, advertising, record-keeping, device importation and exportation, adverse event reporting and reporting of corrections and removals. To the knowledge of the Company, except as would not be material to the Company, taken as a whole, any third person that is a manufacturer or contractor for the Company is in compliance with all FDA Laws or any other applicable law insofar as they pertain to the manufacture of product components or products for the Company.

          (iii)  To the knowledge of the Company, there are no Proceedings pending or threatened by or on behalf of the FDA or any other Regulatory Authority or Governmental Authority that has jurisdiction over the operations of the Company. The Company has not received any Form FDA-483, notice of adverse finding, FDA warning letter, notice of violation or "untitled letter," notice of FDA action for import detention or refusal, or any other notice from the FDA or any other Governmental Authority alleging or asserting noncompliance with any applicable laws or Registrations. The Company is not subject to any obligation arising under an administrative or regulatory action, FDA inspection, FDA warning letter, FDA notice of violation letter or other notice, response or commitment made to or with the FDA or any comparable Regulatory Authority or Governmental Authority. The Company has made all notifications, submissions, responses and reports required by FDA Laws or any other applicable law, including any such obligation arising under any administrative or regulatory action, FDA inspection, FDA warning letter, FDA notice of violation letter, or other notice, response, or commitment made to or with the FDA or any comparable Regulatory Authority or Governmental Authority and all such notifications, submissions and reports were true, complete and correct in all material respects as of the date of submission to the FDA or any comparable Regulatory Authority or Governmental Authority.

          (iv)  Except as set forth on Section 3.01(aa)(iv) of the Company Disclosure Letter, no product distributed or sold by or on behalf of the Company has been seized, withdrawn, recalled, detained or subject to a suspension of manufacturing, and as of the date of this Agreement, there are no facts or circumstances reasonably likely to cause (A) the seizure, denial, withdrawal, recall, detention, field notification, field correction, safety alert or suspension of manufacturing relating to any such product; or (B) a termination, seizure, limitation, restriction, modification or suspension of the marketing or distribution (including for commercial, investigational or any other use) of any such product. No Proceedings in the United States or any other jurisdiction seeking the withdrawal, recall, correction, suspension, import detention, seizure or similar action of any such product are pending or, to the knowledge of the Company, threatened against the Company. Since January 1, 2017, the Company has not received any written notice from a Regulatory Authority or other Governmental Authority that any product distributed or sold by or on behalf of the Company cannot be manufactured, distributed, marketed, sold, imported or exported substantially in the manner presently performed or contemplated by or on behalf of the Company.

           (v)  All preclinical and clinical investigations sponsored or conducted by or on behalf of the Company have been and are being conducted in material compliance with all applicable laws and other requirements, including Good Clinical Practices requirements, other FDA Laws, applicable research protocols, corrective action plans, and federal and state laws, rules, regulations relating to patient privacy requirements or restricting the use and disclosure of individually identifiable health information. No clinical trial sponsored or conducted by or on behalf of the Company has been terminated, materially delayed, limited or suspended prior to completion by the FDA, any other applicable Governmental Authority or Regulatory Authority, or any institutional review board that has or has had jurisdiction over such clinical trial, and neither the FDA nor any other applicable Governmental Authority or Regulatory Authority, nor any institutional review board that has or has had jurisdiction over a clinical trial conducted or sponsored by or on behalf of the Company, has ordered or commenced, or, to the knowledge of the Company, threatened to initiate, any action to place a clinical hold order on, or otherwise terminate, materially delay, limit, modify or suspend, any proposed or ongoing clinical trial conducted or proposed to be conducted by or on behalf of the Company, or, to the knowledge of the Company, alleged any violation of any FDA Law in connection with any such clinical trial.

          (vi)  To the knowledge of the Company, since January 1, 2017, no promotional materials distributed by the Company for its products have been false or misleading under Section 502 of the Federal Food, Drug and Cosmetic Act, except as has not had and would not be reasonably expected to have a Company Material Adverse Effect.

        (bb)    Healthcare Regulatory Compliance.

            (i)  Neither the Company nor any of its officers, directors, managing employees (as such terms are defined in 42 C.F.R. § 1001.2), nor to the knowledge of the Company, any agent (as such term is defined in 42 C.F.R. § 1001.2) of the Company, is a party to, or bound by, any order, individual integrity agreement, corporate integrity agreement or other formal or informal agreement with any Governmental Authority concerning compliance with Federal Health Care Program Laws.

           (ii)  Neither the Company, any of its officers, directors, managing employees (as those terms are defined in 42 C.F.R. § 1001.2), nor to the knowledge of the Company, any agent (as such term is defined in 42 C.F.R. § 1001.2) of the Company (A) has been charged with or convicted of any criminal offense relating to the delivery of an item or service under any Federal Health Care Program; (B) has been debarred, excluded or suspended from participation in any Federal Health Care Program; (C) has had a civil monetary penalty assessed against it, him or her under Section1128A of the Social Security Act of 1935, codified at Title 42, Chapter 7, of the United States Code (the "SSA"); (D) is currently listed on the U.S. General Services Administration published list of parties excluded from federal procurement programs and non-procurement programs; or (E) is the target or subject of any current or potential investigation relating to any Federal Health Care Program-related offense. "Federal Health Care Program" has the meaning specified in Section 1128B(f) of the SSA and includes the Medicare, Medicaid and TRICARE programs.

          (iii)  The Company has not been, nor to the knowledge of the Company, has any of its or their respective officers, directors, managing employees (as those terms are defined in 42 C.F.R. § 1001.2), nor to the knowledge of the Company, any agent (as such term is defined in 42 C.F.R. § 1001.2) of the Company engaged in any activity that is in violation of, or is cause for civil or criminal penalties, mandatory or permissive exclusion from a Federal Health Care Program or other administrative sanction under, the federal Medicare or federal or state Medicaid statutes, Section 1128, 1128A, 1128B, 1128C or 1877 of the SSA (42 U.S.C. §§ 1320a-7, 1320a-7a, 1320a-7b, 1320a-7c and 1395nn), the federal TRICARE statute (10 U.S.C. § 1071 et seq.), the civil False Claims Act of 1863 (31 U.S.C. § 3729 et seq.), criminal false claims statutes (e.g., 18 U.S.C. §§ 287 and 1001), the Program Fraud Civil Remedies Act of 1986 (31 U.S.C. § 3801 et seq.), the anti-fraud and related provisions of the Health Insurance Portability and Accountability Act of 1996 ("HIPAA") (e.g., 18 U.S.C. §§ 1035 and 1347), the Physician Payment Sunshine Act (42 U.S.C. § 1320a-7h), or related regulations, or any other laws that govern the health care industry or relationships among health care providers, suppliers, distributors, manufacturers and patients, including all state laws analogous to the foregoing (collectively, "Federal Health Care Program Laws"), including the following:

            (A)  knowingly and willfully making or causing to be made a false statement or representation of a material fact in any application for any benefit or payment;

            (B)  knowingly and willfully making or causing to be made a false statement or representation of a material fact for use in determining rights to any benefit or payment;

            (C)  knowingly and willfully soliciting, arranging or receiving any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or kind (I) in return for or in connection with referring an individual to a person for the furnishing or arranging for the furnishing of any item or service for which payment may be made in whole or in part under any Federal Health Care Program; or (II) in return for purchasing, leasing or ordering, or arranging for or recommending purchasing, leasing or ordering, any good, facility, service or item for which payment may be made in whole or in part under any Federal Health Care Program;

            (D)  knowingly and willfully offering, arranging or paying any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to any person to induce such person (I) to refer an individual to a person for the furnishing or arranging for the furnishing of any item or service for which payment may be made in whole or in part under a Federal Health Care Program; or (II) to purchase, lease or order, or arrange for or recommend purchasing, leasing or ordering, any good, facility, service or item for which payment may be made in whole or in part under a Federal Health Care Program unless such offer or payment fully complied with applicable statutory or regulatory safe harbors; and

            (E)  any other activity that violates any law relating to prohibiting fraudulent, abusive or unlawful practices connected in any way with the provision of health care items or services or the billing for such items or services provided to a beneficiary of any Federal Health Care Program.

          (iv)  Except as set forth in Section 3.01(bb)(iv) of the Company Disclosure Letter, to the knowledge of the Company, no person has filed or has threatened to file against the Company an action relating to any FDA Law or Federal Health Care Program Law under any federal or state whistleblower statute, including under the False Claims Act of 1863 (31 U.S.C. § 3729 et seq.).

           (v)  Except as set forth in Section 3.01(bb)(v) of the Company Disclosure Letter, to the knowledge of the Company, the Company is not in violation of the administrative simplification provisions of HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or the regulations contained in 45 C.F.R. Parts 160 and 164 (the "Federal Privacy and Security Regulations"), and except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company has operated its business in compliance in all material respects with all applicable laws, clinical trial protocols, and contractual or other requirements relating to personal information, medical records and medical or personal information privacy that regulate or limit the maintenance, use, disclosure or transmission of medical records, clinical trial data, patient information or other personal information made available to or collected by the Company in connection with the operation of its business, including the Standards for Privacy of Individually Identifiable Health Information at 45 C.F.R. Parts 160 and 164 (subparts A and E), the Security Standards at 45 C.F.R. Parts 160 and 164 (subparts A and C) and the Standards for Electronic Transactions and Code Sets at 45 C.F.R. Parts 160 and 162 promulgated under HIPAA. To the knowledge of the Company, the Company is not under investigation by any Governmental Authority for a violation of HIPAA or the Federal Privacy and Security Regulations. The Company is not a "covered entity" as that term is defined in HIPAA and is not in breach of any "business associate contract," as described in 45 C.F.R. § 164.504(e). The Company has entered into a business associate contract where required by 45 C.F.R. § 164.504(e).

          (vi)  To the extent the Company provides to customers or others reimbursement coding or billing advice regarding products offered for sale by the Company and procedures related thereto, such advice is (A) true, complete and correct; (B) in compliance with Medicare and other Federal Health Care Program Laws, except where failure to comply has not had, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; (C) conforms to the applicable American Medical Association's Current Procedural Terminology (CPT), the International Classification of Disease, Tenth Revision, Clinical Modification (ICD-10-CM) and other applicable coding systems; (D) includes a disclaimer advising customers to contact individual payers to confirm coding and billing guidelines; and (E) has been independently verified as supporting accurate claims for reimbursement by federal, state and commercial payors.

         (vii)  The Company has adopted a code of ethics and has an operational healthcare compliance program consistent in all material respects with the Compliance Program Guidance published by the Office of Inspector General, U.S. Department of Health and Human Services, which governs all employees, including sales representatives and their interactions with their physician and hospital customers.

        (viii)  Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (A) all agreements or other arrangements between the Company on the one hand and any physician on the other hand for services are in writing, describe bona fide services required by the Company, as the case may be, provide for compensation that is no more than fair market value for such services determined as of the effective date of such agreement, and are in material compliance with the Federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)) ("AKS"); (B) all agreements or arrangements with health care professionals for services to or investments in the Company, directly or indirectly, to which the Company is a party as of the date of this Agreement are listed on Section 3.01(bb)(viii) of the Company Disclosure Letter, including true, complete and correct details as to amounts paid thereunder in 2017; (C) all payments made and things of value provided by the Company to any health care professional for services rendered by such health care professional have been made at fair market value determined as of the effective date of any such agreement and are in material compliance with AKS; and (D) all such agreements, arrangements, payments and things of value are in compliance in all material respects with all applicable laws, including all Federal Health Care Program Laws.

          (ix)  The Company has timely, accurately, and completely reported all payments and transfers of value made to physicians and teaching hospitals, as required by the Physician Payment Sunshine Act (42 U.S.C. § 1320a-7h) and the Company is in compliance with all analogous state laws requiring the reporting of financial interactions with health care providers, except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

        (cc)    Customs and International Trade Laws.

            (i)  Since January 1, 2017, the Company has been in, except as has not had, or would not reasonably be expected to have a Company Material Adverse Effect, in compliance with all applicable Customs & International Trade Laws and there are no unresolved formal claims concerning the liability of the Company under such laws. Without limiting the foregoing, (A) at all times since January 1, 2017, the Company and, to the knowledge of the Company, persons acting on their behalf have obtained all import and export licenses and all other consents, notices, waivers, approvals, orders, authorizations, registrations, declarations, classifications and filings required for the export, import, re-export or transfer of goods, services, software and technology required for the operation of the businesses of the Company, including Customs & International Trade Authorizations; (B) since January 1, 2017, no Governmental Authority has initiated any

  Proceedings or imposed any civil or criminal fine, penalty, seizure, forfeiture, revocation of a Customs & International Trade Authorization, debarment or denial of future Customs & International Trade Authorizations against any of the Company or, to the knowledge of the Company, any of its directors, officers, employees or agents in connection with any actual or alleged violation of any applicable Customs & International Trade Laws by the Company and (C) since January 1, 2017, there have been no claims or to the Company's knowledge investigations by a Governmental Authority with respect to the Company's Customs & International Trade Authorizations and compliance with applicable Customs & International Trade Laws.

           (ii)  Neither the Company nor to the Company's knowledge, any of its directors, officers or employees (A) is a Sanctioned Person; or (B) has pending or, to the knowledge of the Company, threatened claims with respect to violations of applicable laws pertaining to Sanctions.

          (iii)  The Company and each director acting in their capacity as a director of the Company, officer and, to the knowledge of the Company, employee is in compliance with, and, since January 1, 2017, has not violated, any applicable Sanctions; and the Company has in place controls and systems reasonably designed to ensure compliance with applicable laws pertaining to Sanctions.

        (dd)    No Other Representations or Warranties; Non-Reliance on Parent Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans.     In connection with the due diligence investigation of Parent by the Company, the Company has received and may continue to receive from Parent certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan and cost-related plan information, regarding Parent, its subsidiaries and their respective business and operations. The Company hereby acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking information, with which the Company is familiar, that Company is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business plans and cost-related plans, so furnished to it. Accordingly, the Company hereby acknowledges that unless expressly addressed or included in a representation and warranty in Article III, neither Parent nor any of its subsidiaries, nor any of their respective stockholders, members, directors, officers, employees, affiliates, advisors, agents or Representatives, nor any other person, has made or is making any representation or warranty with respect to such estimates, projections, forecasts, forward-looking information, business plans or cost-related plans. Except for the representations and warranties of Parent and Merger Sub contained in Article III, the Company acknowledges that neither Parent nor any of its subsidiaries nor any Representative of any such persons or any of their respective subsidiaries makes, and the Company acknowledges that it has not relied upon or otherwise been induced by, any other express or implied representation or warranty by or on behalf of any of such persons or with respect to any other information provided or made available to the Company by or on behalf of any such persons in connection with the transactions contemplated by this Agreement.

        Section 3.02    Representations and Warranties of Parent and Merger Sub.     Except as set forth in (i) the corresponding sections of the disclosure letter dated the date of this Agreement and delivered to Company by Parent concurrently with the execution and delivery of this Agreement (it being understood that disclosure of any item in any section or subsection of such disclosure letter shall also be deemed to be disclosed with respect to any other section or subsection only if the relevance of such item is readily apparent from the face of such disclosure) (the "Parent Disclosure Letter") or (ii) the Parent SEC Reports publicly filed with the SEC on or after January 1, 2018 and prior to the date of this Agreement (but excluding risk factors and excluding forward-looking disclosure or statements and other disclosures that are predictive or forward-looking in nature, other than historical facts included therein), Parent represents and warrants to Company as follows:

        (a)    Organization and Qualification.     Each of Parent, Merger Sub and each of Parent's other subsidiaries (such subsidiaries of Parent, the "Parent Subsidiaries") is duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the laws of its jurisdiction of organization and has the requisite corporate (or similar) power and authority to conduct its business as presently conducted and to own, use and lease its assets and properties, except for such failures to be so organized, existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) or to have such power and authority that, individually or in the aggregate, would not or would not reasonably be expected to have a Parent Material Adverse Effect. Each of Parent and Merger Sub is duly qualified, licensed or admitted to do business and is in good standing (with respect to jurisdictions that recognize the concept of good standing) in each jurisdiction in which the ownership, use or leasing of its assets and properties, or the conduct or nature of its business, makes such qualification, licensing or admission necessary, except for such failures to be so qualified, licensed or admitted and in good standing (with respect to jurisdictions that recognize the concept of good standing) that, individually or in the aggregate, would not or would not reasonably be expected to have a Parent Material Adverse Effect. Each of Parent and Merger Sub have disclosed or delivered to the Company prior to the date of this Agreement a true and complete copy of its certificates of incorporation and by-laws or comparable organizational and governing documents, each as amended through the date of this Agreement, and each as so disclosed or delivered is in full force and effect on the date of this Agreement.

        (b)    Capital Structure.

            (i)  The authorized capital stock of Parent consists of 150,000,000 shares of Parent Common Stock and 5,000,000 shares of preferred stock, par value $0.001 per share, of Parent. As of the close of business on August 5, 2019 (the "Parent Reference Date"), there were outstanding (A) 36,834,375 shares of Parent Common Stock, (B) an aggregate of 5,902,795 shares of Parent Common Stock subject to outstanding Parent Stock Options (excluding any Options or purchase rights under the Parent ESPP), (C) an aggregate of 610,544 shares of Parent Common Stock subject to outstanding Parent Restricted Stock Units and (D) no shares of preferred stock.

           (ii)  As of the Parent Reference Date, except as set forth in this Section 3.02(b) and except for changes since such date resulting from the exercise of Parent Stock Options or the settlement of Parent Restricted Stock Units, in each case outstanding on such date, there are no issued, reserved for issuance or outstanding (A) shares of capital stock or other voting securities of or other equity interests in Parent, (B) securities of Parent convertible into or exchangeable for shares of capital stock or other voting securities of or other equity interests in Parent, (C) warrants, calls, Options or other rights to acquire from Parent, or other obligation of Parent to issue, any shares of capital stock, voting securities or securities convertible into or exchangeable for capital stock or other voting securities of or other equity interests in Parent or (D) restricted shares, stock appreciation rights, performance units, contingent value rights, phantom stock or similar securities or rights issued or granted by Parent or any of its subsidiaries that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares of capital stock or other voting securities of or other equity interests in Parent.

          (iii)  Other than as listed on Section 3.02(b)(iii) of the Parent Disclosure Letter, as of the date of this Agreement, no bonds, debentures, notes or other indebtedness of Parent or any Parent Subsidiaries having the right to vote (or which are convertible into or exercisable for securities having the right to vote) (collectively, "Parent Voting Debt") on any matters on which Parent stockholders may vote are issued or outstanding nor are there any outstanding Options obligating Parent or any Parent Subsidiaries to issue or sell any Parent Voting Debt or to grant, extend or enter into any Option with respect thereto.

          (iv)  All of the issued and outstanding shares of Parent Common Stock are, and all shares reserved for issuance will be, upon issuance in accordance with the terms specified in the instruments or agreements pursuant to which they are issuable, duly authorized, validly issued, fully paid and nonassessable, including shares which constitute a portion of the Merger Consideration. All of the outstanding shares of capital stock, membership interests, partnership interests, voting securities or other ownership interests of each subsidiary of Parent are duly authorized, validly issued, fully paid and non-assessable and are owned, beneficially and of record, by Parent or a Parent Subsidiary, free and clear of any Liens. All of the shares of capital stock, membership interests, partnership interests, voting securities or other ownership interests of each subsidiary of Parent are duly authorized, validly issued, fully paid and non-assessable and are owned, beneficially and of record, by Parent or such subsidiary of Parent. There are no voting trusts, proxies or other commitments, understandings, restrictions or arrangements to which Parent or any Parent Subsidiaries is a party in favor of any person other than Parent or a subsidiary wholly-owned, directly or indirectly, by Parent with respect to the voting of or the right to participate in dividends or other earnings on any capital stock, membership interests, partnership interests, voting securities or other ownership interests of Parent or any Parent Subsidiary.

        (c)    Authority.

            (i)  Each of Parent and Merger Sub has all requisite corporate power and authority to enter into and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby, including the Merger, subject to any regulatory approvals referenced in Section 3.02(d)(ii). The execution, delivery and performance of this Agreement by Parent and the consummation by Parent of the transactions contemplated hereby, including the Merger, have been duly and validly authorized by all requisite action on the part of Parent and Merger Sub with respect to this Agreement and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize the execution, delivery and performance of this Agreement or to consummate the Merger and the other transactions contemplated hereby, including the Merger, other than the adoption of this Agreement by Parent as the sole stockholder of Merger Sub, approvals under the HSR Act and any other applicable Antitrust Laws and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware. This Agreement has been duly authorized and validly executed and delivered by Parent and Merger Sub, as applicable, and, assuming this Agreement constitutes the legal, valid and binding obligation of the Company, constitutes a legal, valid and binding obligation of Parent and Merger Sub enforceable against Parent and Merger Sub in accordance with its terms, except that such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors' rights generally and to general equitable principles.

           (ii)  The Parent Board and the board of directors of Merger Sub have each duly and validly adopted resolutions (A) adopting, approving and declaring advisable this Agreement and the other transactions contemplated hereby, including the Merger, and (B) determining that the terms of this Agreement, the Merger and the other transactions contemplated hereby are fair to and in the best interests of Parent, Merger Sub, and their respective stockholders, which resolutions, as of the date of this Agreement, have not been rescinded, modified or withdrawn in any way.

        (d)    No Conflicts; Approvals and Consents.

            (i)  The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance by Parent and Merger Sub of their respective obligations hereunder and the consummation of the Merger and the other transactions contemplated hereby will not, conflict with, result in a violation of, loss of rights under, breach of, constitute (with or without notice or lapse of time or both) a default under, result in or give to any person any right of payment or reimbursement, termination, cancellation, modification or acceleration of, or result in the creation or imposition of any Lien other than Permitted Liens upon any of the assets or properties of Parent or any Parent Subsidiary under, any of the terms, conditions or provisions of (A) the certificates of incorporation or by-laws (or other comparable organizational documents) of Parent or any Parent Subsidiary, or (B) subject to the taking of the actions described in paragraph (ii) of this Section 3.02(d), including the filings and approvals described in Section 3.02(d)(ii), any laws or orders of any Governmental Authority applicable to Parent or any Parent Subsidiary or any of their respective assets or properties, or (C) any note, bond, mortgage, security agreement, credit agreement, indenture, license, franchise, permit, concession, contract, lease, obligation or other instrument to which Parent or any Parent Subsidiary is a party or by which Parent or any Parent Subsidiary or any of their respective assets or properties is bound, excluding from the foregoing clauses (B) and (C) such items that, individually or in the aggregate, would not or would not reasonably be expected to have a Parent Material Adverse Effect.

           (ii)  Except for (A) compliance with, and filings, consents, or approvals under, the HSR Act and any other applicable Antitrust Laws, as applicable; (B) the filing with the SEC of the Proxy/S-4 and the declaration of effectiveness of the Proxy/S-4 by the SEC, and other filings required under, and compliance with other applicable requirements of, the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby; (C) such filings and approvals as may be required under Securities Act of 1933, as amended, or the rules and regulations of the NYSE and Nasdaq; (D) the Consents referenced in Section 3.01(d)(ii)(D), and (E) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, no Consents or action of, registration, declaration or filing with or notice to any Governmental Authority is necessary or required to be obtained or made in connection with the execution and delivery of this Agreement by Parent and Merger Sub, the performance by Parent and Merger Sub of their respective obligations hereunder or the consummation of the Merger and the other transactions contemplated hereby, other than such items that the failure to make or obtain, as the case may be, individually or in the aggregate, would not or would not reasonably be expected to have a Parent Material Adverse Effect.

        (e)    SEC Reports, Financial Statements.

            (i)  Parent and the Parent Subsidiaries have timely filed or furnished each form, report, schedule, registration statement, registration exemption, if applicable, definitive proxy statement and other document (together with all amendments thereof and supplements thereto) required to be filed or furnished by Parent or any Parent Subsidiaries pursuant to the Securities Act or the Exchange Act with the SEC since January 1, 2018 (as such documents have since the time of their filing been amended or supplemented, the "Parent SEC Reports"). As of their respective dates, after giving effect to any amendments or supplements thereto, the Parent SEC Reports (A) complied in all material respects with the requirements of the Securities Act and the Exchange Act, as applicable, and, to the extent applicable, SOX, and (B) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no material outstanding or unresolved comments in comment letters from the SEC staff with respect to any of the Parent SEC Reports.

           (ii)  Each of the principal executive officer of Parent and the principal financial officer of Parent (or each former principal executive officer of Parent and each former principal financial officer of Parent, as applicable) has made all applicable certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of SOX with respect to the Parent SEC Reports. For purposes of the preceding sentence, "chief executive officer" and "chief financial officer" shall have the meanings given to such terms in SOX. Since January 1, 2017, neither Parent nor Merger Sub has arranged any outstanding "extensions of credit" to directors or executive officers within the meaning of Section 402 of SOX.

          (iii)  The audited consolidated financial statements and unaudited interim consolidated financial statements (including, in each case, the notes, if any, thereto) included in the Parent SEC Reports (the "Parent Financial Statements") complied in all material respects with the published rules and regulations of the SEC with respect thereto in effect at the time of filing or furnishing the applicable Parent SEC Report, were prepared in accordance with GAAP, applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by the SEC on Form 8-K, Form 10-Q or any successor or like form under the Exchange Act) and fairly present (subject, in the case of the unaudited interim financial statements, to normal, recurring year end audit adjustments that would not be, individually or in the aggregate, materially adverse to Parent) in all material respects the consolidated financial position of Parent and its consolidated subsidiaries, as of the respective dates thereof, and the consolidated results of their operations and cash flows for the respective periods then ended.

          (iv)  Parent maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting. Parent (A) maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to provide reasonable assurance that all information required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and is accumulated and communicated to Parent's management as appropriate to allow timely decisions regarding required disclosure, and (B) has disclosed, based on its most recent evaluation of internal control over financial reporting, to Parent's outside auditors and the audit committee of the Parent Board (x) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect Parent's ability to record, process, summarize and report financial information and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent's internal control over financial reporting, and the information described in the foregoing clauses (x) and (y) has been disclosed to the Company prior to the date of this Agreement.

        (f)    Absence of Undisclosed Liabilities.     Except for (i) matters reflected, provided or reserved against in the audited consolidated balance sheet (or notes thereto) as of March 31, 2019 included in the Parent Financial Statements, (ii) liabilities or obligations that were incurred in the ordinary course of business consistent with past practice since March 31, 2019, (iii) liabilities or obligations that are incurred in connection with the Merger or the transactions contemplated by this Agreement, (iv) liabilities under material contracts and other contracts entered into in the ordinary course of business consistent with past practice (excluding liabilities arising from a breach of any such contracts) or (v) liabilities or obligations that, individually or in the aggregate, are not material to Parent and any Parent Subsidiary, neither Parent nor any Parent Subsidiary has any liabilities or obligations (whether absolute, accrued, contingent, fixed or otherwise, or whether due or to become due) of any nature. Neither Parent nor any Parent Subsidiary is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement (including any Contract relating to any transaction or relationship between or among Parent and any Parent Subsidiary, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand), or any "off-balance sheet arrangements" (as defined in Item 303(a) of Regulation S-K under the Exchange Act), where the result, purpose or effect of such contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, Parent or any Parent Subsidiary, in the Parent Financial Statements or the Parent SEC Reports.

        (g)    Legal Proceedings.     As of the date of this Agreement, there are no (i) Proceedings before any Governmental Authority or arbitrator pending or, to the knowledge of Parent, threatened against Parent or any Parent Subsidiary or (ii), to the knowledge of Parent, investigations pending or threatened against Parent or any Parent Subsidiary or any of their respective assets and properties that, in each case, individually or in the aggregate, have had or would reasonably be expected to have a Parent Material Adverse Effect. Neither Parent nor or any Parent Subsidiary nor any of Parent's material assets or properties is a party to or subject to any order, judgment, decree, settlement, award, injunction or rule of any Regulatory Authority or Governmental Authority that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

        (h)    Compliance with Laws and Orders.

          (i)    Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect: (A) the Parent and the Parent Subsidiaries are not, and since January 1, 2017 have not been, in material violation of or material default under any material law or order of any Regulatory Authority or Governmental Authority, and neither the Parent nor any Parent Subsidiary has been given written notice of, or been charged with, any material violation of any material law or order of any Regulatory Authority or Governmental Authority; and (B) the Company is and has been, in compliance in all material respects with (1) SOX and (2) the applicable listing standards and corporate governance rules and regulations of NYSE.

           (ii)  Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each of the Parent and the Parent Subsidiaries, is, and since January 1, 2017, has been, in compliance in all material respects with (A) all Data Privacy and Security Laws, and (B) any material privacy policies, programs or other notices that concern the Parent's or any Parent Subsidiaries' collection or use of any Personal Information of an individual. Since January 1, 2017, (A) to the knowledge of the Parent, there have not been any incidents of material (1) Data Security Breaches, (2) notifications to any individual, entity or Governmental Authority regarding a Data Security Breach, (3) complaints or notices to the Parent or any Parent Subsidiaries, or (4) audits, proceedings or investigations conducted or claims asserted by any other person (including any Governmental Authority) regarding the unauthorized or illegal collection or use (including the storage, display, transfer, dissemination and other disposition) of any Personal Information of an individual, or any material violation of applicable law, by the Parent or any Parent Subsidiaries, and (B) no such claim is pending or, to the knowledge of the Parent, threatened, that, in the case of (A) or (B), individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

          (iii)  Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, since January 1, 2017, none of the Parent, any Parent Subsidiary or any of their respective officers, directors, employees or, to the knowledge of the Parent, agents, distributors, consultants or independent contractors (to the extent acting on behalf of the Parent or any Parent Subsidiary) has directly or indirectly made, promised, or authorized or offered to make, promise or authorize any contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment to any person, private or public, regardless of what form, whether in money, property or services, in violation of any Anti-Corruption Laws. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, since January 1, 2017, none of the Parent, the Parent Subsidiaries, nor any of their respective officers, directors, employees or, to the knowledge of the Parent, agents, distributors, consultants or independent contractors (to the extent acting on behalf of the Parent or any Parent Subsidiary) has directly or indirectly offered or given anything of value corruptly to (A) any government official, political party or official thereof or any candidate for political office or (B) any person, while knowing that all or a portion of such thing of value will be offered, given or promised, directly or indirectly, to any official, to any political party or official thereof or to any candidate for political office for the purpose of the following: (I) influencing any act or decision of such government official, political party, party official or candidate in his, her or its official capacity, including influencing such government official, political party, party official or candidate to do or omit to do any act in violation of the lawful duty of such government official, political party, party official or candidate, or securing any improper advantage or (II) inducing such government official, political party, party official or candidate to use his, her or its influence with a Governmental Authority or instrumentality thereof to affect or influence any act or decision of such Governmental Authority or instrumentality, in order to assist the Parent or any Parent Subsidiary in obtaining or retaining business for or with, or directing business to, any person.

          (iv)  The Parent and the Parent Subsidiaries maintain a system or systems of internal controls reasonably designed to (A) ensure compliance with applicable Anti-Corruption Laws and (B) prevent and detect violations of applicable Anti-Corruption Laws.

        (i)    Tax; Intended Tax Treatment.     Neither Parent nor any Parent Subsidiary is aware of the existence of any fact, or has taken or agreed to take any action, that would reasonably be expected to prevent or impede the Merger from qualifying as a "reorganization" within the meaning of Section 368(a) of the Code.

        (j)    Information Supplied.     None of the information supplied or to be supplied by Parent or any Parent Subsidiary specifically for inclusion or incorporation by reference in (a) the registration statement on Proxy/S-4 to be filed with the SEC by Parent in connection with the issuance of Parent Common Stock in the Merger will, at the time the Proxy/S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (b) the Proxy Statement will, at the date it is first mailed or made available to the Company's stockholders and Parent's stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation is made by Parent or any Parent Subsidiary with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of the Company or any Company Joint Venture in connection herewith. The Proxy/S-4 will comply, with respect to all information regarding Parent and the Parent Subsidiaries, as to form in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder, except that no representation is made by Parent or any Parent Subsidiaries with respect to any other statements made or incorporated by reference therein.

        (k)    Ownership of Merger Sub; No Prior Activities.     Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and activities incidental thereto. All of the outstanding capital stock of Merger Sub is, and at the Effective Time, will be owned directly or indirectly by Parent. Except for obligations or liabilities incurred in connection with its incorporation and as contemplated by this Agreement, Merger Sub has not, and prior to the Effective Time will not have, incurred, directly or indirectly through any subsidiary or affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any person.

        (l)    Brokers.     As of the date of this Agreement, except for any such fees payable to Perella Weinberg Partners LP, none of Parent or any Parent Subsidiary, nor any of their respective stockholders, members, directors, officers, employees or affiliates, has incurred or will incur on behalf of Parent or any Parent Subsidiary, any brokerage, finders', advisory or similar fee in connection with the transactions contemplated by this Agreement for which the Company would have any liability prior to the Effective Time.

        (m)    Ownership of Company Capital Stock.     As of the date of this Agreement, except as a result of the Voting Agreements, none of Parent, the Parent Subsidiaries or any of their affiliates beneficially owns (within the meaning of Section 13 of the Exchange Act and the rules and regulations promulgated thereunder) any shares of Company Common Stock or any shares of the Company's capital stock or any securities, contracts or obligations convertible into or exercisable or exchangeable for shares of Company capital stock. As of the date of this Agreement, neither Parent nor any Parent Subsidiary is an "interested stockholder" of the Company subject to the restrictions on business combinations provided for under Section 203(c) of the DGCL.

        (n)    Parent Common Stock.     The Parent Common Stock which constitutes the Merger Consideration has been duly authorized, and upon consummation of the transactions contemplated by this Agreement, will be validly issued, fully paid and nonassessable. No vote of Parent Stockholders is required to approve the issuance of Parent Common Stock under the rules or regulations of the NYSE or under any other applicable legal requirements.

        (o)    Intellectual Property.

            (i)  To the knowledge of the Parent, the Parent and the Parent Subsidiaries own all right, title and interest in and to, or have sufficient rights to use pursuant to valid and enforceable written licenses, all Intellectual Property used in the operation of the Parent's or any Parent Subsidiary's business as currently conducted (collectively, the "Parent Intellectual Property"), free and clear of all Liens, except Permitted Liens; except as has not had and would not reasonably be expected to have, a Parent Material Adverse Effect, and provided that the foregoing shall not be construed as a representation of non-infringement. To the knowledge of the Parent, each of the Parent and the Parent Subsidiaries has taken reasonable actions to maintain and protect the Parent Intellectual Property owned by the Parent or any Parent Subsidiaries, including the confidentiality and value of its trade secrets and other confidential information, and, as applicable, requiring persons, including current and former employees, consultants and contractors, that have developed material software or other material Intellectual Property for the Parent or any Parent Subsidiaries to execute written agreements pursuant to which such person (A) assigns ownership to the Parent or Parent Subsidiaries of all such Intellectual Property developed for the Parent or Parent Subsidiaries during the course of and within the scope of such person's employment or other engagement with the Parent or any Parent Subsidiaries (except to the extent prohibited by law), and (B) is bound to protect and maintain the confidentiality of the confidential information of the Parent and the Parent Subsidiaries; except, in each case, as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

           (ii)  Except as set forth on Section 3.02(o)(ii) of the Parent Disclosure Letter, (A) no written claims, actions or other formal proceedings are pending and, to the knowledge of the Parent, none have been asserted in writing since January 1, 2017 against the Parent or any Parent Subsidiaries, and, to the knowledge of the Parent, none have been threatened in writing, by any person that (1) allege that the Parent or any Parent Subsidiaries or the conduct of its or their business has infringed or misappropriated the Intellectual Property rights of any person, or (2) contest the use, ownership, validity or enforceability of any Parent Intellectual Property owned by the Parent or any Parent Subsidiaries; (B) to the knowledge of the Parent, neither the Parent nor any Parent Subsidiaries, nor the conduct of the business of the Parent or any Parent Subsidiaries, has, since January 1, 2017, infringed or misappropriated any Intellectual Property rights of any person, and (C) to the knowledge of the Parent, no third party has, since January 1, 2017, infringed, misappropriated or otherwise violated any Parent Intellectual Property owned by the Parent or any

  Parent Subsidiaries; except, with respect to each of clauses (B) and (C), as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

        (p)    Absence of Certain Changes or Events.     Since March 31, 2019, through the date of this Agreement, (i) Parent has conducted its businesses in all material respects in the ordinary course of business consistent with past practice, and (ii) there has not been any change, event or development that, individually or in the aggregate, has had, or would reasonably be expected to have, a Parent Material Adverse Effect.

        (q)    No Other Representations or Warranties; Non-Reliance on Company Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans.     In connection with the due diligence investigation of the Company by Parent, Merger Sub and the Parent Subsidiaries, Parent, Merger Sub and the Parent Subsidiaries have received and may continue to receive from the Company certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan and cost-related plan information, regarding the Company and its business and operations. Parent, Merger Sub and the Parent Subsidiaries hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking information, with which Parent, Merger Sub and the Parent Subsidiaries are familiar, that Parent, Merger Sub and the Parent Subsidiaries are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business plans and cost-related plans, so furnished to them. Accordingly, Parent, Merger Sub and the Parent Subsidiaries hereby acknowledge that unless expressly addressed or included in a representation and warranty in Article III, neither the Company nor any of its stockholders, members, directors, officers, employees, affiliates, advisors, agents or Representatives, nor any other person, has made or is making any representation or warranty with respect to such estimates, projections, forecasts, forward-looking information, business plans or cost-related plans. Except for the representations and warranties of the Company contained in Article III, Parent acknowledges that neither the Company nor any Representative of the Company makes, and Parent acknowledges that it has not relied upon or otherwise been induced by, any other express or implied representation or warranty by or on behalf of any of such persons or with respect to any other information provided or made available to Parent by or on behalf of any such persons in connection with the transactions contemplated by this Agreement.

ARTICLE IV
COVENANTS

        Section 4.01    Covenants of the Company.     From and after the date of this Agreement until the Effective Time, the Company covenants and agrees as to itself (and shall use reasonable best efforts to cause each of the Company Joint Ventures to comply with this Section 4.01) (except as expressly permitted by this Agreement, as set forth in Section 4.01 of the Company Disclosure Letter, as required by applicable law, or to the extent that Parent shall otherwise previously consent in writing, which consent will not be unreasonably withheld, conditioned or delayed):

        (a)    Ordinary Course.     The Company shall (and shall use reasonable best efforts to cause each of the Company Joint Ventures to) conduct its businesses in all material respects in the ordinary course of business consistent with past practice. Without limiting the generality of the foregoing, the Company shall (and shall use reasonable best efforts to cause each of the Company Joint Ventures to), use reasonable best efforts (i) to preserve intact in all material respects their present business organizations (without having any obligation to enter into any retention agreements), (ii) to maintain in effect all existing material Permits, (iii) maintain their material assets and properties in good working order and condition (ordinary wear and tear excepted), including the Company Systems in all material respects, (iv) to protect and maintain their material Company Intellectual Property that is owned by the

Company, (v) to preserve its rights under any agreement with respect to any material Intellectual Property in-licensed to or by the Company, and (vii) to preserve their relationships with Governmental Authorities, material customers, material suppliers and other persons having significant business dealings with them.

        (b)    Organizational Documents.     The Company shall not amend or propose to amend its certificate of incorporation or its by-laws and shall use reasonable best efforts to cause each Company Joint Venture not to amend or propose to amend its certificate of incorporation or its by-laws (or other comparable organizational documents).

        (c)    Dividends; Share Reclassifications.     The Company shall not:

            (i)  declare, set aside or pay any dividends on or make other distributions in respect of any of its capital stock or share capital, except for the declaration and payment of dividends by a direct or indirect wholly-owned subsidiary of the Company solely to its parent;

           (ii)  split (including reverse splits), combine, reclassify or take similar action with respect to, directly or indirectly, any of its capital stock or share capital or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or comprised in its share capital;

          (iii)  adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such liquidation or a dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, except with respect to internal reorganizations by the Company's wholly owned subsidiaries; or

          (iv)  adopt a stockholder rights plan.

        (d)    Share Issuances.     The Company shall not, (A) issue, deliver, grant, sell, pledge, dispose of or encumber, or authorize the issuance, delivery, grant, sale, pledge, disposition or encumbrance of, any capital stock, voting securities or other equity interest in the Company or any securities convertible into or exchangeable for any such shares, voting securities or equity interest, or any rights, warrants or options to acquire any such shares, voting securities or equity interest or any "phantom" stock, "phantom" stock rights, stock appreciation rights or stock based performance units or (B) directly or indirectly redeem, repurchase or otherwise acquire any shares of its capital stock or any Option with respect thereto, other than in the case of (A) or (B) (i) issuances of Company Common Stock in respect of any exercise of Company Stock Options or Company Warrants or purchase rights under the Company ESPP or the settlement of Company Restricted Stock Units, in each such case that were outstanding as of the date of this Agreement and (ii) redemptions or repurchases required by the Company Employee Stock Plans;

        (e)    Acquisitions; Capital Expenditures.     Except for (i) capital expenditures not in excess of the amount set forth on Section 4.01(e) of the Company Disclosure Letter, (ii) capital expenditures incurred in connection with the repair or replacement of facilities destroyed or damaged due to casualty or accident (whether or not covered by insurance) after the date of this Agreement, and then only to the extent necessary to restore and resume ordinary course functions and operations disrupted as a result of such casualty or accident, and (iii) capital expenditures made in the ordinary course of business and consistent with past practice, the Company shall not, make any capital expenditures, or acquire or agree to acquire (whether by merger, consolidation, purchase, acquisition of equity interests or assets or otherwise) any other person or any organization or division of any other person or any assets outside of the ordinary course of business consistent with past practice, if (w) in the case of any acquisition or acquisitions or series of acquisitions of any person, asset or property, the expected gross expenditures and commitments pursuant to all such acquisitions (including the amount of any indebtedness assumed in connection therewith) exceeds or may exceed, in the aggregate, $500,000, or (x) in any case, such transaction would reasonably be expected to prevent or materially delay or impede the consummation of the Merger.

        (f)    Dispositions.    Except for (i) dispositions of obsolete equipment or assets or dispositions of assets being replaced in the ordinary course of business consistent with past practice, and (ii) the sale, lease, license, assignment, transfer of raw materials, equipment, supplies and inventory, in the case, in the ordinary course of the business and on commercially reasonable terms, the Company shall not, sell, lease, license, assign, transfer, grant any security interest in or other Lien (other than Permitted Liens) on, fail to maintain or otherwise dispose of or encumber (A) any of its assets or properties if the aggregate value of all such dispositions exceeds, in the aggregate, $500,000 or (B) any material Company Intellectual Property or Company Systems.

        (g)    Indebtedness.    The Company shall not

            (i)  incur, assume or otherwise become liable for, or guarantee any indebtedness or enter into any Contract having the economic effect of any of the foregoing (including any capital leases, "synthetic" leases or conditional sale or other title retention agreements) other than indebtedness in the ordinary course of business consistent with past practice that individually does not exceed $250,000 and does not exceed $500,000 in the aggregate with all other indebtedness incurred after the date of this Agreement and prior to the Closing Date;

           (ii)  make any loans or advances to any other person, other than advancement of expenses to employees in the ordinary course of business;

          (iii)  grant or incur any Lien (except for any Permitted Lien) that is material to the Company; or

          (iv)  redeem, repurchase, prepay, or modify in any material respect the terms of any indebtedness or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise).

        (h)    Employees.

          (i)    The Company shall not (i) enter into, create, adopt, amend or terminate any material Company Employee Benefit Plan, or other agreement, arrangement, plan or policy between the Company and one or more of its directors, officers or employees, (ii) except for normal increases for non-executives and non-directors in the ordinary course of business consistent with past practice (which increase shall not exceed 20% of each such non-executive's annual compensation as of the date of this Agreement), increase in any manner the annual compensation or benefits of any director, executive officer or other employee, (iii) except for normal salary and wage payments in the ordinary course of business, pay any benefit or vest or accelerate the funding of any payment or benefit not required by any plan or arrangement in effect as of the date of this Agreement and disclosed to Parent; or (iv) hire or terminate (without cause) any officer, executive or employee (with annual base compensation exceeding $175,000); provided, however, that the foregoing shall not restrict the Company from entering into or making available to newly hired non-executive and non-officer employees agreements, benefits and compensation arrangements (including non-equity incentive grants) so long as: the total annual base compensation of any such employee does not exceed $175,000, individually, and the aggregate additional compensation paid to all such newly hired employees does not exceed $1,000,000;

           (ii)  Except as required by applicable laws, enter into, adopt, amend, terminate or extend any collective bargaining Contract, or any similar agreement with any union, works council or similar employee representative body; or

          (iii)  make any widespread communication with the employees of the Company (other than communication to employees made in connection with the announcement of the execution of this Agreement), or make any commitments to any employees regarding the compensation, benefits or other treatment they will receive in connection with the Merger.

        (i)    Accounting.    The Company shall not, make any changes in its accounting methods materially affecting the reported consolidated assets, liabilities or results of operations of the Company, except as required by a change in law or GAAP.

        (j)    Insurance.    The Company shall maintain with financially responsible insurance companies insurance in commercially reasonable amounts in a manner consistent with past practice.

        (k)    Taxes.    Except as required by applicable law, the Company shall not make or change any material Tax election, change any material annual accounting period, adopt or change any material method of Tax accounting, file any amended income Tax Return or other material amended Tax Return, enter into any material closing agreement, surrender any right to claim a material refund of Taxes, offset or other reduction in material Tax liability, or consent to any extension or waiver of the limitations period applicable to any material Tax claim or assessment.

        (l)    Claims.

            (i)  The Company shall not waive, release, assign, settle or compromise any claim, action or proceeding against the Company, other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (A) that do not exceed $250,000 individually or $500,000 in the aggregate between the date of this Agreement and the Closing Date or (B) where such monetary damages (other than with respect to the cost of the deductible) will be covered by any insurance policies of the Company or the Company Joint Ventures, as applicable

           (ii)  The Company shall not, commence any claim, action or proceeding against any person for (A) recourse other than for monetary damages, (B) where monetary damages exceed $250,000 individually or $500,000 in the aggregate between the date of this Agreement and the Closing Date, or (C) the Company reasonably determines in good faith that failure to commence a legal proceeding would result in a material impairment of a valuable aspect of the business (provided that the Company consults with Parent and considers the views and comments of Parent with respect to such legal proceeding).

        (m)    Contracts and Policy.    (i) The Company shall not, negotiate, amend, extend, renew, terminate or enter into, or agree to any amendment or modification of, or waive, release or assign any rights under, any Company Material Contract, any Contract that would have been a Company Material Contract had it been entered into prior to the date of this Agreement or any Lease; or (ii) except as required by law, make any material changes to any Privacy Policy.

        (n)    Subsidiaries.    The Company shall not acquire, form or permit to exist (as a subsidiary of the Company) any direct or indirect subsidiary.

        (o)   Without in any way limiting any of the foregoing provisions set forth in Section 4.01(a) through Section 4.01(n), the Company shall not authorize any of, or commit or agree to take, whether in writing or otherwise, any of the actions that the Company has agreed not to take pursuant to Section 4.01(a) through Section 4.01(n), and shall use reasonable best efforts to cause the Company Joint Ventures not to authorize any of, or commit or agree to take, whether in writing or otherwise, any of the actions that the Company has agreed to use reasonable best efforts to cause the Company Joint Ventures not to take under this Section 4.01.

Notwithstanding the above Section 4.01, nothing contained in this Agreement shall give Parent, directly or indirectly, rights to control or direct the operations of the Company prior to the Effective Time. Prior to the Effective Time, Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

        Section 4.02    Parent Dividends.     Parent shall not declare, set aside or pay any dividends on or make other distributions in respect of any of its capital stock or share capital, except for stock dividends that would result in an adjustment pursuant to Section 2.02(h).

        Section 4.03    Other Actions.     Subject to the terms and conditions set forth in this Agreement, including Section 5.03, the Company and Parent shall cooperate with each other and use (and shall cause their respective subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its (or their) part under this Agreement and applicable law to (i) consummate and make effective the Merger as soon as practicable and (ii) cause the satisfaction of all conditions set forth in Article VI.

        Section 4.04    Company Non-Solicitation.

        (a)   Except as expressly permitted by this Section 4.04, from and after the date of this Agreement until the earliest to occur of (A) the Effective Time and (B) the termination of this Agreement in accordance with Article VII, the Company shall not, and shall use reasonable best efforts to cause its Representatives not to, directly or indirectly, (i) solicit, initiate or knowingly encourage or knowingly facilitate any inquiries, offers or the making of any proposal or announcement that constitutes or could reasonably be expected to lead to any Company Takeover Proposal, (ii) engage in, continue or otherwise participate in any negotiations or discussions with any third party (other than Parent or Merger Sub or their respective Representatives) regarding any Company Takeover Proposal or any inquiry, indication of interest, proposal or offer that could reasonably be expected to lead to a Company Takeover Proposal, (iii) furnish any nonpublic information regarding the Company (or Company Joint Ventures) to any person (other than Parent or Merger Sub or their respective Representatives) in connection with or in response to any Company Takeover Proposal or any inquiry, indication of interest, proposal or offer that could reasonably be expected to lead to a Company Takeover Proposal, (iv) adopt, approve, recommend, submit to stockholders or declare advisable any Company Takeover Proposal, (v) release or permit the release of any provision of any confidentiality, standstill, or similar provision of any agreement to which the Company is a party (except that the Company may waive such a "standstill" or similar agreement or obligation solely to permit a person privately to make a Company Takeover Proposal to the Company Board if the Company Board has determined in good faith after consultation with the Company's outside legal counsel that the failure to take such action would reasonably be likely to result in a breach of the fiduciary duties of the members of the Company Board under Delaware law), (vi) approve any transaction under, or any person becoming an "interested stockholder" under, Section 203 of the DGCL, (vii) enter into a letter of intent, agreement in principle, memorandum of understanding, merger agreement, asset or share purchase or share exchange agreement, option agreement, confidentiality agreement, in each case, with respect to a Company Takeover Proposal, or (viii) resolve or agree to do any of the foregoing. The Company shall (I) promptly (and in no event later than one Business Day after receipt) notify Parent in writing of the receipt of any Company Takeover Proposal (or any request for information, discussions or negotiations for access to the properties or books and records of the Company in connection with a Company Takeover Proposal) after the date of this Agreement, which notice shall include the identity of the person making such Company Takeover Proposal, the material terms thereof (including the price and type of consideration offered by the person making such Company Takeover Proposal) and a copy of any documentation relating to the Company Takeover Proposal received by the Company or any of its Representatives in connection therewith or a reasonably detailed summary thereof if not made in writing (the "Proposal Information") and (II) keep Parent reasonably informed on a reasonably current basis of the status and material details (including any material developments (including any changes to the price and type of consideration offered and any other material change to the terms)) with respect to such Company Takeover Proposal.

        (b)   Notwithstanding the foregoing, at any time prior to, but not after, obtaining the Company Stockholder Approval, the Company may take the following actions (so long as the Company complies with the provisions of this Section 4.04(b)): (i) furnish nonpublic information regarding the Company to, or (ii) enter into or participate in discussions or negotiations with, any person (and such person's Representatives) in response to an unsolicited, bona fide, written Company Takeover Proposal (that is not withdrawn) made after the date of this Agreement that the Company Board concludes in good faith, after consultation with its financial advisors and outside legal counsel, constitutes or would reasonably be expected to lead to a Company Superior Proposal; provided, that in each case of clauses (i) and (ii) above (A) such Company Takeover Proposal did not result from a breach of this Section 4.04, (B) the Company Board thereof concludes in good faith that, after consultation with its outside legal counsel, the failure to take such action would be reasonably likely to result in a breach of its fiduciary duties under applicable law, and (C) the Company has received (and provided a copy to Parent) from the person making such Company Takeover Proposal an executed confidentiality agreement between the Company and such person containing terms and conditions that are no less favorable to the Company, in the aggregate, than those contained in the Confidentiality Agreement, dated as of July 8, 2019 (the "Confidentiality Agreement") (excluding any standstill provisions), between Parent and the Company. The Company shall promptly (and in any event within twenty four (24) hours) make available to Parent and its Representatives any nonpublic information concerning the Company that is provided to the person making such Company Takeover Proposal or its Representatives that was not previously made available to Parent or its Representatives. For purposes of this Agreement, "Company Takeover Proposal" means any bona fide proposal or offer from any person or "group" (as defined in or under Section 13(d) of the Exchange Act) (other than Parent or Merger Sub or their respective Representatives) relating to (i) any direct or indirect acquisition or purchase of a business that constitutes or generates 15% or more of the revenues or assets (including equity securities) of the Company or any assets representing 15% or more of the consolidated assets of the Company, (ii) any direct or indirect acquisition or purchase of 15% or more of any class of voting securities of the Company, (iii) any tender offer or exchange offer that if consummated would result in any person beneficially owning 15% or more of any class of voting securities of the Company, (iv) any merger, consolidation, business combination, recapitalization, reorganization or other similar transaction pursuant to which the holders of Company Common Stock immediately preceding such transaction hold, directly or indirectly, (A) less than 85% of the equity interests in the surviving or resulting entity of such transaction or (B) businesses or assets that constitute less than 85% of the consolidated revenue or assets of the Company or (v) any liquidation, dissolution or similar transaction involving the Company. The Company agrees that in the event any of its controlled affiliates or Representatives takes any action which, if taken by the Company, would constitute a breach of this Section 4.04, the Company shall be deemed to be in breach of this Section 4.04.

        (c)   Upon the execution of this Agreement, the Company (i) shall, and shall use reasonable best efforts to cause its Representatives to, immediately cease and terminate any existing activities, discussions or negotiations between the Company or any of its affiliates or subsidiaries or any of their respective Representatives, on the one hand, and any other person, on the other hand (other than Parent, Merger Sub and each of their respective Representatives) that relate to any Company Takeover Proposal, (ii) shall immediately terminate the access of any third person to any electronic or physical data room(s) hosted by the Company or any of its affiliates or Representatives relating to a Company Takeover Proposal, and (iii) shall use its reasonable best efforts, including through the exercise of any contractual rights, to obtain the prompt return or destruction of any confidential information previously furnished to such persons within twelve (12) months of the date of this Agreement, subject to any contractual rights existing as of the date of this Agreement to retain copies.

        (d)   Subject to Section 4.04(e) and Section 4.04(f), none of the Company, the Company Board or any committee of the Company Board may: (i) withhold, withdraw, qualify or modify, or publicly propose to withhold, withdraw, qualify or modify the Company Board Recommendation in a manner adverse to Parent, (ii) fail to include the Company Board Recommendation in the Proxy/S-4, (iii) approve, endorse, recommend or otherwise declare advisable (publicly or otherwise) or propose to approve, endorse or recommend, or otherwise declare advisable (publicly or otherwise) any Company Takeover Proposal, or (iv) fail to publicly reaffirm the Company Board Recommendation within ten (10) Business Days after Parent so requests in writing; provided, that, with respect to this clause (iv) only, a Company Takeover Proposal shall have been publicly announced and not publicly withdrawn prior to such request by Parent (any of the foregoing in clauses (i) or (iii) above, a "Company Change of Recommendation").

        (e)   Notwithstanding anything in this Agreement to the contrary, the Company Board may, prior to the receipt of the Company Stockholder Approval, effect a Company Change of Recommendation or terminate this Agreement pursuant to Section 7.01(h) in respect of a Company Takeover Proposal if (and only if): (A) a written Company Takeover Proposal is made to the Company after the date of this Agreement and has not been withdrawn; (B) such Company Takeover Proposal did not result from a breach of Section 4.04; (C) the Company Board determines in good faith after consultation with its financial advisors and outside legal counsel that (1) such Company Takeover Proposal constitutes a Company Superior Proposal and (2) failure to take such action would reasonably be likely to result in a breach of the Company Board's fiduciary duties under applicable law; (D) the Company provides Parent four Business Days' (the "Recommendation Change Notice Period") prior written notice that if at the expiration of the Recommendation Change Notice Period, such Company Takeover Proposal continues to be a Company Superior Proposal, it intends to take such action (a "Recommendation Change Notice"), which notice shall include the Proposal Information (it being understood that (x) such Recommendation Change Notice and any amendment or update to such notice and the determination to so deliver such notice shall not constitute a Company Change of Recommendation for purposes of this Agreement and (y) any material revision or amendment to the terms of any Company Superior Proposal (including, any change to the pricing thereof) shall require a new Recommendation Change Notice, except that the Recommendation Change Notice Period shall be reduced to two Business Days after the initial Recommendation Change Notice Period); (E) during the Recommendation Change Notice Period, the Company gives Parent the opportunity to propose revisions to the terms of this Agreement (or to make a new proposal) and negotiates in good faith with Parent and its Representatives, if requested by Parent, regarding any adjustments or modifications to the terms of this Agreement or with respect to Parent's new proposal; and (F) at the end of the Recommendation Change Notice Period (and any subsequent Recommendation Change Notice Periods), the Company Board again makes the determination in good faith, after consultation with its outside legal counsel and financial advisors (and after taking into account any adjustments or modifications proposed by Parent during any Recommendation Change Notice Period), (1) that such Company Takeover Proposal continues to be a Company Superior Proposal and (2) that the failure to take such action would reasonably be likely to result in a breach of its fiduciary duties under applicable law.

        (f)    Notwithstanding anything in this Agreement to the contrary, the Company Board may, prior to the receipt of the Company Stockholder Approval, effect a Company Change of Recommendation in respect of an Intervening Event if (and only if): (A) an Intervening Event has occurred and is continuing; (B) such Intervening Event did not result from a breach of Section 4.04; (C) the Company Board determines in good faith after consultation with its financial advisors and outside legal counsel that (1) such Intervening Event has occurred and is continuing and (2) failure to take such action would reasonably be likely to result in a breach of the Company Board's fiduciary duties under applicable law; (D) the Company provides Parent prior written notice equal to the Recommendation Change Notice Period that if at the expiration of the Recommendation Change Notice Period, such Intervening Event is continuing, it intends to take such action (a "Intervening Event Recommendation Change Notice"), which notice shall include a reasonable summary of the Intervening Event (it being understood that (x) such Intervening Event Recommendation Change Notice and any amendment or update to such notice and the determination to so deliver such notice shall not constitute a Company Change of Recommendation for purposes of this Agreement and (y) any material change to the status of the Intervening Event shall require a new Intervening Event Recommendation Change Notice,

except that the Recommendation Change Notice Period shall be reduced to two Business Days after the initial Recommendation Change Notice Period); (E) during the Recommendation Change Notice Period, the Company gives Parent the opportunity to propose revisions to the terms of this Agreement (or to make a new proposal) and negotiates in good faith with Parent and its Representatives, if requested by Parent, regarding any adjustments or modifications to the terms of this Agreement or with respect to Parent's new proposal; and (F) at the end of the Recommendation Change Notice Period (and any subsequent Recommendation Change Notice Periods), the Company Board again makes the determination in good faith, after consultation with its outside legal counsel and financial advisors (and after taking into account any adjustments or modifications proposed by Parent during any Recommendation Change Notice Period), (1) that such Intervening Event is continuing and remains in effect and (2) that the failure to take such action would reasonably be likely to result in a breach of its fiduciary duties under applicable law.

        (g)   Certain Definitions.

            (i)  For purposes of this Agreement, "Company Superior Proposal" means any bona fide, written Company Takeover Proposal (that is not withdrawn), and that the Company Board determines in good faith, after consultation with its financial advisors and outside legal counsel, (x) is reasonably likely to be consummated in accordance with its terms, and (y) if consummated, would be more favorable to the Company's stockholders from a financial point of view than the Merger and the other transactions contemplated by this Agreement, taking into account all financial, legal, regulatory, financing, certainty and timing of consummation and other aspects of such proposal (including any changes to the financial or other terms of this Agreement or the Merger proposed by Parent), except that (A) the references to 15% in the definition of "Company Takeover Proposal" for purposes of this Section 4.04 shall each be deemed to be a reference to 50.01%, and (B) the references to 85% in the definition of "Company Takeover Proposal" for purposes of this Section 4.04 shall each be deemed to be a reference to 49.99%.

           (ii)  For purposes of this Agreement, an "Intervening Event" means a Change that (A) is unknown to and is not reasonably foreseeable by the Company or the Company Board as of the date of this Agreement and (B) becomes known to the Company Board prior to obtaining the Company Stockholder Approval and (C) does not relate to (I) a Company Takeover Proposal, (II) Changes in the market price or trading volume of the Company Common Stock or Parent Common Stock (but the underlying facts or events contributing to the Changes in the market price or trading volume can be taken into account in determining whether an Intervening Event has occurred) (III) the timing of any approval or clearance of any Governmental Authority required for the consummation of the Merger or (IV) the fact that, in and of itself, the Company exceeds internal or published projections or Parent does not achieve internal or published projections (but the underlying facts or events causing the results can be taken into account in determining whether any Intervening Event has occurred).

        (h)   Nothing contained in this Section 4.04 or elsewhere in this Agreement shall prohibit the Company or the Company Board, directly or indirectly through its Representatives, from (i) disclosing to the Company's stockholders a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act or (ii) making any disclosure to its stockholders if the Company Board has determined, after consultation with outside legal counsel, that the failure to do so would be inconsistent with applicable law; provided, however, that if such disclosure relates to a Company Takeover Proposal, any disclosure made pursuant to clause (i) or (ii) of this Section 4.04(h) (other than any disclosure made in connection with a Company Change of Recommendation permitted by Section 4.04(e) or Section 4.04(f)), shall be deemed to constitute a Company Change of Recommendation unless the Company Board shall expressly publicly reaffirm the Company Board Recommendation in such disclosure (it being understood, however, that the disclosure of a "stop, look and listen" notice of the type contemplated by Rule 14d-9(f) promulgated under the Exchange Act in and of itself shall not be deemed a Company Change of Recommendation).

ARTICLE V
ADDITIONAL AGREEMENTS

        Section 5.01    Special Meeting; Preparation of the Proxy/S-4.

        (a)   As soon as reasonably practicable following the date of this Agreement, (i) the Company shall prepare and cause to be filed with the SEC the Proxy Statement in preliminary form, and (ii) Parent shall prepare and cause to be filed with the SEC, the Proxy/S-4 with respect to the Parent Common Stock issuable pursuant to the Merger, which will include the Proxy Statement with respect to the Company Special Meeting, with such filings to be made as mutually agreed by Parent and the Company in good faith. Prior to the Form S-4 being declared effective, (1) the Company shall use its reasonable best efforts to execute and deliver to Company's Counsel and to Parent's Counsel the applicable "Tax Representation Letter" referenced in Section 5.14(b) ; and (2) Parent shall use its reasonable best efforts to execute and deliver to Parent's Counsel and to Company's Counsel the applicable "Tax Representation Letter" referenced in Section 5.14(b). Following the delivery of the Tax Representation Letters pursuant to the preceding sentence, (x) the Company shall use its reasonable best efforts to cause Company's Counsel to deliver to it a tax opinion satisfying the requirements of Item 601 of Regulation S-K under the Securities Act; and (y) Parent shall use its reasonable best efforts to cause Parent's Counsel to deliver to it a tax opinion satisfying the requirements of Item 601 of Regulation S-K under the Securities Act. In rendering such opinions, Company's Counsel and Parent's Counsel shall each be entitled to rely on the Tax Representation Letters referred to in this Section 5.01 and Section 5.14(b). Each of the Company and Parent shall use its reasonable best efforts to (A) have the Proxy/S-4 declared effective under the Securities Act as promptly as practicable after such filing, (B) ensure that the Proxy/S-4 complies in all material respects with the applicable provisions of the Exchange Act or Securities Act, and (C) keep the Proxy/S-4 effective for so long as is necessary to complete the Merger. The Company shall furnish all information concerning itself, its affiliates and the holders of its shares to the other and provide such other assistance as may be reasonably requested in connection with the preparation, filing and distribution of the Proxy/S-4 and the Proxy Statement. The Proxy/S-4 and the Proxy Statement shall include all information reasonably requested by such other party to be included therein. Each of the Company and Parent shall promptly notify the other upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Proxy/S-4 or the Proxy Statement, and shall, as promptly as practicable after receipt thereof, provide the other with copies of all correspondence between it and its Representatives, on the one hand, and the SEC, on the other hand, and all written comments with respect to the Proxy Statement or the Proxy/S-4 received from the SEC and advise the other party of any oral comments with respect to the Proxy Statement or the Proxy/S-4 received from the SEC. Each of the Company and Parent shall use its reasonable best efforts to respond as promptly as practicable to any comments from the SEC with respect to the Proxy Statement, and Parent shall use its reasonable best efforts to respond as promptly as practicable to any comment from the SEC with respect to the Proxy/S-4. Notwithstanding the foregoing, prior to filing the Proxy/S-4 (or any amendment or supplement thereto) or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of the Company and Parent shall cooperate and provide the other a reasonable opportunity to review and comment on such document or response in advance (including the proposed final version of such document or response). Parent shall advise the Company, promptly after it receives notice thereof, of the time of effectiveness of the Proxy/S-4, the issuance of any stop order relating thereto or the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, and Parent shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Parent shall also take any other action required to be taken by it under the Securities Act, the Exchange Act, any applicable foreign or state securities or "blue sky" laws and the rules and regulations thereunder in connection with the issuance of Parent Common Stock in connection with the Merger, and the Company shall furnish all information concerning the Company and the holders of the Shares as may be reasonably requested in connection with any such actions. The Company agrees that no matters shall be brought before the Company Special Meeting other than the proposal to obtain the Company Stockholder Approval, the related "golden parachute" vote under Rule 14a-21(c) of the Exchange Act and any related and customary procedural matters (including a proposal to adjourn the meeting, if necessary, to solicit additional proxies for the purpose of obtaining the Company Stockholder Approval). The Company shall keep Parent informed on a reasonably current basis regarding its solicitation efforts and proxy tallies following the dissemination of the Proxy Statement to the holders of the Shares; provided, that the Company shall, upon the request of Parent, use its reasonable best efforts to cause the applicable proxy solicitor of the Company to advise Parent on a not less than daily basis during the last ten (10) Business Days prior to the date of the Company Special Meeting as to the aggregate tally of the proxies received by the Company with respect to the Company Stockholder Approval.

        (b)   If, at any time prior to the receipt of the Company Stockholder Approval, any information relating to the Company or Parent, or any of their respective affiliates is discovered by the Company or Parent which, in the reasonable judgment of the Company or Parent, should be set forth in an amendment of, or a supplement to, the Proxy/S-4 and/or the Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other party, and the Company and Parent shall cooperate in the prompt filing with the SEC of any necessary amendment of, or supplement to, the Proxy Statement or the Proxy/S-4 and, to the extent required by law, in disseminating the information contained in such amendment or supplement to the stockholders of the Company and the stockholders of Parent. Nothing in this Section 5.01(b) shall limit the obligations of any party under Section 5.01(a) . For purposes of this Section 5.01, any information concerning or related to the Company, its affiliates or the Company Special Meeting will be deemed to have been provided by the Company, and any information concerning or related to Parent or its affiliates will be deemed to have been provided by Parent.

        (c)   As promptly as practicable after the Proxy/S-4 is declared effective under the Securities Act, the Company shall cause the Proxy Statement to be mailed to its stockholders entitled to vote at the Company Special Meeting, and shall cause the Company Special Meeting to be held as soon as reasonably practicable following such mailing (but in no event more than the longer of 30 days or 20 Business Days after the date of such mailing).

        (d)   The Company shall (i) take all necessary actions to establish a record date for, and to duly call, give notice of, and convene the Company Special Meeting in accordance with applicable law and the Company certificate of incorporation and by-laws and (ii) include the Company Board Recommendation in the Proxy Statement, maintain such Company Board Recommendation and solicit and use its reasonable best efforts to obtain the Company Stockholder Approval; except in the case of clause (ii) to the extent that the Company Board shall have made a Company Change of Recommendation as permitted by (and solely pursuant to the terms of) Section 4.04. Unless this Agreement has been terminated in accordance with its terms, the Company's obligation to establish a record date for, call, give notice of, and convene the Company Special Meeting in accordance with this Section 5.01(d) shall not be limited or otherwise affected by the making, commencement, disclosure, announcement or submission of any Company Takeover Proposal or Company Superior Proposal, by the occurrence of an Intervening Event or by any Company Change of Recommendation.

        (e)   The Company shall adjourn or postpone the Company Special Meeting if, as of the time for which such meeting is originally scheduled, there are insufficient Shares, represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting, the Company has not received proxies representing a sufficient number of shares necessary to obtain the Company Stockholder Approval and, except to the extent that the Company Board shall have made a Company Change of Recommendation as permitted by (and solely pursuant to the terms of) Section 4.04, the Company shall continue to use all reasonable best efforts to assist in the solicitation of proxies from stockholders relating to the Company Stockholder Approval.

        Section 5.02    Access to Information; Confidentiality; Effect of Review.

        (a)    Access.    From the date of this Agreement to the Effective Time, the Company shall, and shall cause its controlled affiliates and each of its and their respective Representatives to use their respective reasonable best efforts to: (i) provide to Parent and Merger Sub and their respective Representatives, at Parent's expense, reasonable access during normal business hours in such a manner as not to interfere unreasonably with the operation of the business conducted by Company, or create material risk of damage or destruction to any material assets or property, upon prior written notice to the Company (subject to supervision by Company personnel), to the officers, employees, auditors, properties, offices and other facilities of the Company and to the books and records thereof; and (ii) furnish promptly to Parent and Merger Sub and their respective Representatives such information concerning the business, properties, contracts, assets and liabilities of the Company as Parent and Merger Sub or their respective Representatives may reasonably request; provided, further, that the Company shall not be required to afford such access or furnish such information to the extent that the Company believes in good faith that doing so would: (A) result in a loss of attorney-client privilege or work-product protection; (B) violate any obligations of the Company with respect to confidentiality to any third party or otherwise breach, contravene or violate any then effective Contract to which the Company is a party; or (C) breach, contravene, or violate any applicable law; provided, further, that the Company shall use its reasonable best efforts to obtain any consents of third parties that are necessary to allow such information to be disclosed to Parent, Merger Sub and their respective Representatives and shall otherwise use its reasonable best efforts to allow for such access or disclosure in a manner that does not result in a breach of clauses (A), (B) or (C), including pursuant to the use of "clean room" arrangements pursuant to which Representatives of Parent could be provided access to such information. Parent and the Company may, as each deems advisable and necessary, reasonably designate any competitively sensitive material to be provided to the other under this Section 5.02 as "Outside Counsel Only Material." Such materials and information contained therein shall be given only to the outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (Parent or the Company, as the case may be) or its legal counsel. Any investigation shall be subject to Company's reasonable security measures and insurance requirements and shall not include invasive testing.

        (b)   To the extent that any of the information or material furnished pursuant to this Section 5.02 or otherwise in accordance with the terms of this Agreement may include material subject to the attorney-client privilege, work product doctrine or any other applicable privilege concerning pending or threatened legal proceedings or governmental investigations, the parties understand and agree that they have a commonality of interest with respect to such matters and it is their desire, intention and mutual understanding that the sharing of such material is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or its continued protection under the attorney-client privilege, work product doctrine or other applicable privilege. All such information that is entitled to protection under the attorney-client privilege, work product doctrine or other applicable privilege shall remain entitled to such protection under these privileges, this Agreement, and under the joint defense doctrine. All information provided pursuant to Section 5.02(a) shall be subject to the applicable terms of the Confidentiality Agreement.

        Section 5.03    Regulatory Matters; Reasonable Best Efforts.

        (a)   On the terms and subject to the conditions of this Agreement, each party shall use its reasonable best efforts to cause the Closing to occur, including using reasonable best efforts to take all actions reasonably necessary to comply promptly with all legal requirements and national securities exchange requirements that may be imposed on it or its subsidiaries with respect to the Closing. Without limiting the foregoing or the provisions set forth in Section 5.03(b) (and subject to the terms and limitations in Section 5.03(b)), each party shall use its reasonable best efforts to cause the Closing to occur on or prior to the Termination Date.

        (b)   Each of the Company and Parent shall as promptly as practicable but in no event later than ten (10) Business Days following the execution and delivery of this Agreement, file or cause to be filed with the United States Federal Trade Commission (the "FTC") and the United States Department of Justice (the "DOJ") the notification and report form, if any, required for the transactions contemplated hereby and any supplemental information requested in connection therewith pursuant to the HSR Act and shall as promptly as reasonably practicable provide any supplemental information that reasonably may be requested by applicable Governmental Authorities relating thereto. Each of the Company and Parent shall consult with one another (and their respective advisers) as to the form and content of any notification and report form, filing, or supplemental information supplied to any Governmental Authority, and allow the Company or Parent, as applicable (and their respective advisers) to review the same (as may be redacted to remove any estimate of the valuation of the Company, its business or shares, or to preserve any applicable privilege) in advance of submission and make such amendments as either may reasonably request. Each of the Company and Parent shall furnish to the other such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submission that is necessary under the HSR Act. The Company and Parent shall keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from, the FTC, the DOJ and any other applicable Governmental Authority and shall respond as promptly as reasonably practicable to any such inquiry or request and shall as promptly as reasonably practicable provide any supplemental information reasonably requested in connection with the filings made hereunder pursuant to the HSR Act, and, to the extent permitted by any Governmental Authority: (i) to the extent reasonably practicable, inform each party prior to all material communications (including material telephone calls and meetings) with a Governmental Authority, (ii) allow either party the opportunity to participate in any such calls and meetings to the extent reasonably practicable, and (iii) allow each party (and their respective advisers) to review any material written communications before submission and to make such amendments to such communications as either the Company or Parent may reasonably request. Each party shall provide the other (and their advisers) with a final copy of any supplemental information submitted to and any other material written communications with any Governmental Authority, to the extent permitted by law. Each party shall use its reasonable best efforts to obtain any clearance required under the HSR Act for the consummation of the transactions contemplated by this Agreement, including pursuant to a request for an early termination of the waiting period thereunder. Parent shall pay the HSR filing fee.

        (c)   Notwithstanding anything herein to the contrary, nothing herein shall require Parent, its subsidiaries or affiliates (A) to propose, commit, offer to commit or otherwise effect, by undertaking, consent decree, hold separate order or otherwise, to the sale, divestiture, license or disposition of any assets or businesses of Parent or its subsidiaries or affiliates or of the Company or the Company Joint Ventures, or otherwise offer or commit to take any action (including any action that limits the freedom of action, ownership or control with respect to, or ability to retain or hold, any of the business, assets, product lines, properties or services of Parent or its subsidiaries or affiliates or of the Company or the Company Joint Ventures), (B) to oppose any motion or action for a temporary, preliminary or permanent injunction against the Merger or any portion thereof, including any legislative, administrative or judicial action, or to take any steps to have vacated, lifted, reversed, overturned, avoided, eliminated or removed any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) that restricts, prevents or prohibits the consummation of the Merger or any other transactions contemplated by this Agreement under the HSR Act or (C) to agree to or take any action that, individually or in the aggregate, would have a material adverse effect on Parent or the Company and their respective subsidiaries and affiliates, taken as a whole, following the consummation of the transactions contemplated hereby. The Company shall not agree to take, or take, any of the actions contemplated by clauses (A) through (C) immediately above without the prior written consent of Parent.

        (d)   None of the parties shall knowingly take, cause or permit to be taken or omit to take any action which such party reasonably expects is likely to delay past the Termination Date or prevent consummation of the Merger, unless otherwise agreed to by the parties.

        (e)   In addition to the obligations under Section 5.03(b), each of Parent and the Company shall use its reasonable best efforts to obtain, and to cooperate in obtaining, all Consents from third parties, including Governmental Authorities (other than pursuant to efforts with respect to the HSR Act referenced in Section 5.03(b) ), necessary or appropriate to permit the consummation of the Merger and to provide, and cooperate in providing, notices to, and make or file, and cooperate in the making or filing of, registrations, declarations or filings with, third parties required to be provided prior to the Effective Time; provided, however, that no party shall be required to pay or commit to pay any significant amount to (or incur any significant liability or obligation in favor of) any third party that is not a Governmental Authority from whom any such Consent, notice, registration, declaration or filing may be required (other than nominal filing or application fees).

        (f)    Without limiting the generality of the foregoing subsections of Section 5.03, the Company shall (i) take all action necessary to ensure that no Takeover Law (and together with any other anti-takeover provision set forth in the Company's certificate of incorporation or its bylaws, the "Takeover Provisions"), or Takeover Provision is or becomes applicable to the Merger, this Agreement or any of the other transactions contemplated by this Agreement and (ii) if any Takeover Law or Takeover Provision becomes applicable to the Merger, this Agreement or any other transaction contemplated by this Agreement, take all action necessary to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as reasonably practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Takeover Law or Takeover Provision on the Merger and the other transactions contemplated by this Agreement.

        Section 5.04    Indemnification, Exculpation and Insurance.

        (a)   Each of Parent and the Company agrees that, to the fullest extent permitted under applicable law, all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors and officers of the Company, as provided in its certificate of incorporation, by-laws or other agreements providing indemnification, advancement or exculpation, shall survive the Merger and shall continue in full force and effect in accordance with their terms, that Parent shall cause the Surviving Corporation to honor all such rights and that for six (6) years from and after the Effective Time, no such provision in any certificate or articles of incorporation, by-laws (or comparable organizational document) or other agreement shall be amended, modified or repealed in any manner that would materially and adversely affect the rights or protections thereunder to any such individual with respect to acts or omissions occurring at or prior to the Effective Time.

        (b)   For six (6) years from and after the Effective Time, the Surviving Corporation shall maintain or obtain directors' and officers' liability insurance policies covering acts or omissions occurring on or prior to the Effective Time with respect to those persons who are currently covered by the Company's respective directors' and officers' liability insurance policies on terms with respect to such coverage and in amounts no less favorable to the Company Indemnified Parties than those set forth in the relevant policy in effect on the date of this Agreement; provided, that the annual cost thereof shall not exceed 300% of the annual cost of such policies as of the date of this Agreement. If such insurance coverage cannot be maintained for such cost, Parent shall maintain the most advantageous policies of directors' and officers' insurance otherwise obtainable for such cost. Prior to the Effective Time, the Company may purchase a six-year "tail" prepaid policy on terms and conditions no less favorable to the Company Indemnified Parties than the existing directors' and officers' liability insurance maintained by the Company, covering without limitation the transactions contemplated hereby; provided, that the aggregate cost thereof shall not exceed 300% of the annual cost of the directors' and officers' liability insurance maintained by the Company as of the date of this Agreement as set forth in Section 5.04(b) of the Company Disclosure Letter. If such "tail" prepaid policy has been obtained by the Company prior to the Effective Time, it shall satisfy the obligations set forth in the first two sentences of this paragraph (b). Parent may, at its sole discretion, purchase a "tail" insurance policy with respect to the Company's employment practice liability, fiduciary liability, cyber liability, product liability and any other insurance coverage for liability and, if Parent determines to purchase such insurance policy or policies, the Company shall cooperate with Parent in obtaining such policy or policies on terms and conditions acceptable to Parent, it being understood that the costs of all such tail policies shall be borne by Parent.

        (c)   For six (6) years from and after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, indemnify and hold harmless each present director and officer of the Company (in each case, for acts or failures to act in such capacity), determined as of the date of this Agreement, and any person who becomes such a director or officer between the date of this Agreement and the Effective Time (collectively, the "Company Indemnified Parties"), against any costs or expenses (including reasonable attorneys' fees, costs and expenses), judgments, fines, losses, claims, amounts paid in settlement, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or relating to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (including any matters arising in connection with the transactions contemplated by this Agreement), to the fullest extent permitted by applicable law and the Surviving Corporation shall also advance expenses (including reasonable attorneys' fees, costs and expenses) to such persons as incurred to the fullest extent permitted under applicable law; provided, that the person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

        (d)   The provisions of this Section 5.04 are (i) intended to be for the benefit of, and, from and after the Effective Time, will be enforceable by, each of the Company Indemnified Parties and (ii) in addition to, and not in substitution for or in limitation of, any other rights to indemnification, advancement of expenses, exculpation or contribution that any such person may have by contract or otherwise.

        (e)   In the event Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 5.04.

        Section 5.05    Fees and Expenses.     Except as provided in this Section 5.05, and Section 7.03, and whether or not the Merger is consummated, all fees and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

        Section 5.06    Public Announcements.     Except (A) as may be required by applicable law or any listing agreement with a national securities exchange, in which case, to the extent reasonably practicable and as permitted by applicable law, reasonable best efforts to consult with the other party hereto shall be made prior to any such release or public statement or (B) in connection with any actions by the Company or Company Board permitted by Section 4.04(e) or in connection with any Company Superior Proposal received by the Company, or Parent's response thereto, the Company and Parent shall, and shall cause their subsidiaries to, consult with each other before issuing any press release, making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the transactions contemplated by this Agreement and, except for any public statement or press release as may be required by applicable law, order of a court of competent jurisdiction or any listing agreement with or rule of the NYSE or Nasdaq, shall not, and shall cause their subsidiaries not to, issue any such press release, make any such other public statement or schedule any such press conference or conference call before that consultation and providing each other the opportunity to review and comment upon any such press release or public statement. The initial press release of the parties announcing the execution of this Agreement shall be a joint press release of Parent and the Company in a form that is mutually agreed.

        Section 5.07    Stockholder Litigation.     In the event that any stockholder litigation related to this Agreement, the Merger or the other transactions contemplated by this Agreement is brought against the Company and/or the members of the Company Board after the date of this Agreement and prior to the Effective Time (the "Transaction Litigation"), the Company shall promptly after acquiring knowledge thereof notify the other party of any such Transaction Litigation and shall keep Parent reasonably informed on a current basis with respect to the status thereof. Parent shall have the right, at its sole discretion, to participate in (but not control) the defense of such litigation and, in any event, the Company shall not settle, compromise, come to an arrangement regarding or agree to settle, compromise or come to an arrangement regarding any Transaction Litigation, without Parent's prior written consent.

        Section 5.08    Section 16 Matters.     Prior to the Effective Time, each of Parent and the Company Board, or an appropriate committee of non-employee directors thereof, shall, as applicable, be entitled to take all such steps as may be reasonably necessary or advisable, to the extent permitted by applicable law, to cause any dispositions of Company equity securities (including derivative securities) and acquisitions of Parent equity securities pursuant to the transactions contemplated by this Agreement by each individual who is a director or officer of the Company subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

        Section 5.09    Stock Exchange Listing; Delisting.

        (a)   Parent shall cause the shares of Parent Common Stock to be issued pursuant to the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing Date.

        (b)   Prior to the Closing, upon Parent's request, the Company shall take all reasonable actions to cause the delisting of Company Common Stock from the Nasdaq and the termination of the Company's registration under the Exchange Act as soon as practicable following the Effective Time.

        Section 5.10    Resignations.     The Company will use reasonable best efforts to obtain and cause to be delivered to Parent resignations executed by each director of the Company in office as of immediately prior to the Effective Time and effective upon the Effective Time.

        Section 5.11    Employee Matters.

        (a)   The Company Board shall adopt resolutions terminating, effective no later than the day immediately prior to the Closing Date (the "401(k) Termination Date"), any and all 401(k) plans maintained by the Company, unless Parent provides written notice to the Company at least three

Business Days prior to the Effective Time that such 401(k) plan(s) shall not be terminated. The Company shall provide Parent evidence that the 401(k) plan(s) of the Company have been terminated pursuant to such resolutions of the Company Board. The form and substance of such resolutions shall be subject to the reasonable review and approval of Parent (such approval not to be unreasonably withheld, conditioned or delayed). As soon as practicable following the Closing Date, Parent shall permit all Continuing Employees who were eligible to participate in any 401(k) plan maintained by the Company immediately prior to the 401(k) Termination Date to participate in Parent's 401(k) plan, and shall permit each such Continuing Employee to elect to transfer his or her account balance when distributed from any terminated 401(k) plan maintained by the Company, including any outstanding participant loans from such 401(k) plans, to Parent's 401(k) plan, except to the extent accepting such transfers would adversely affect the tax-qualified status of the Parent 401(k) plan, or as may be prohibited by Parent's 401(k) plan.

        (b)   From and after the Effective Time, Parent shall permit all Continuing Employees who become employees of Parent or any subsidiary of Parent to participate in the employee benefit programs of Parent or the applicable subsidiary to the same extent as similarly situated employees of Parent or such applicable subsidiary. Following the Effective Time, Parent shall, or shall cause any subsidiary of Parent, including the Surviving Corporation to, recognize the prior service with the Company of Continuing Employees in connection with all employee benefit plans, programs or policies of Parent or its subsidiaries in which Continuing Employees are eligible to participate following the Effective Time for purposes of eligibility and vesting and determination of level of benefits (including vacation), including applicability of minimum waiting periods for participation, (but not for purposes of benefit accruals under any defined benefit pension plan, retiree medical benefit plan or any other benefit plan under which similarly situated employees of Parent do not receive credit for prior service, or to the extent that such recognition would result in duplication of benefits or was not relevant for any such purpose under the corresponding Company Employee Benefit Plan). In these regards, for purposes of determining the annual deductible, co-pay and out-of-pocket expense limitation under its health plan during the calendar year in which Continuing Employees become covered under such plan, Parent will use reasonable best efforts to credit health plan expenses incurred by Continuing Employees under an employee benefit plan for the portion of such plan year prior to becoming covered under a Parent health plan as though they were incurred under the Parent health plan. Parent shall use reasonable best efforts to provide that no such Continuing Employee, or any of his or her eligible dependents, who, at the Effective Time, are participating in the Company's group health plan shall be excluded from Parent's group health plan, or limited in coverage thereunder, by reason of any waiting period restriction or pre-existing condition limitation.

        (c)   The provisions of this Section 5.11 are solely for the benefit of the parties to this Agreement. No current or former director, officer, employee or other service provider or any other person shall be a third-party beneficiary of this Agreement, and nothing herein shall be construed as an amendment to any benefit plan maintained by Parent, any Company Employee Benefit Plan or other compensation or benefit plan or arrangement for any purpose. Without limiting the generality of the foregoing in this Section 5.11, nothing contained in this Agreement shall otherwise obligate Parent, the Company or any of their respective affiliates to (i) maintain any particular benefit plan or (ii) retain the employment or services of any current or former director, employee or other service provider.

        Section 5.12    Notification of Certain Matters.     The Company shall give prompt notice to Parent of (a) the occurrence or non-occurrence of any event whose occurrence or non-occurrence, as the case may be, would reasonably be expected to cause any condition set forth in Section 6.03 not to be satisfied at any time from the date of this Agreement to the Effective Time; (b) any notice or other communication from any third person alleging that the consent of such third person is or may be required in connection with the Merger or the other transactions contemplated by this Agreement; and (c) any material regulatory notice, report or results of inspection from the FDA or any similar

Governmental Authority. Parent shall give prompt notice to the Company of (i) the occurrence or non-occurrence of any event whose occurrence or non-occurrence, as the case may be, would reasonably be expected to cause any condition set forth in Section 6.02 not to be satisfied at any time from the date of this Agreement to the Effective Time; and (ii) any notice or other communication from any third person alleging that the consent of such third person is or may be required in connection with the Merger or the other transactions contemplated by this Agreement. Notwithstanding anything in this Agreement to the contrary, no such notification shall affect the representations, warranties, covenants or agreements of the parties hereto or the conditions to the obligations of the parties hereto hereunder. The Company and Parent shall, to the extent permitted by law, promptly provide the other with copies of all filings made by such party with any Governmental Authority in connection with this Agreement and the transactions contemplated by this Agreement.

        Section 5.13    Company Debt.     At least two (2) Business Days prior to the Closing Date, the Company will use reasonable best efforts to deliver to Parent a payoff letter and all other releases, instruments of discharge and similar documentation required to effect or evidence the release described in clause (ii) below (collectively, the "Payoff Letter"), in customary form, to be executed and delivered as of the Closing by Orbimed Royalty Opportunities II, LP (the "Orbimed") under the Credit Agreement, dated March 20, 2017, by and between the Company and Orbimed (the "Credit Agreement"), which shall (i) indicate the total amount necessary for the Company to repay and discharge in full all amounts outstanding pursuant to the terms of the Credit Agreement (other than for customary indemnity obligations that expressly survive by their terms) (such amount, the "Payoff Amount"), (ii) provide for the release, upon payment of the Payoff Amount at Closing (or replacement, cash collateralization or backstop of existing letters of credit and other bank services), of all liens of Orbimed securing obligations under the Credit Agreement over the properties and assets of the Company (other than any cash that is used to cash collateralize existing letters of credit or other bank services, if applicable) that constitute collateral under the Credit Agreement and any equity interests of the Company that constitute collateral under the Credit Agreement and (iii) evidence the termination or other satisfaction, upon payment of the Payoff Amount at Closing (or replacement, cash collateralization or backstop of existing letters of credit or bank services), of all obligations under the Credit Agreement (other than for customary indemnity obligations that expressly survive by their terms). Substantially concurrently with the Effective Time, Parent will repay and discharge (or provide the funds to the Company to repay and discharge) the Payoff Amount in accordance with the Payoff Letter.

        Section 5.14    Certain Tax Matters.

        (a)   None of the parties hereto shall (and each party shall cause its respective subsidiaries not to) knowingly take any action (or knowingly fail to take any reasonable action) which action (or failure to act) would reasonably be expected to prevent or impede the Merger from qualifying as a "reorganization" within the meaning of Section 368(a) of the Code. The parties hereto intend to report and, except to the extent otherwise required by a determination as such term is used in Section 1313 of the Code, shall report, for U.S. federal income tax purposes, the Merger as a "reorganization" within the meaning of Section 368(a) of the Code. None of the parties hereto shall take any Tax reporting position inconsistent with the characterization of the Merger as a "reorganization" within the meaning of Section 368(a) of the Code except to the extent otherwise required by a determination as such term is used in Section 1313 of the Code.

        (b)   Each of the parties hereto shall cooperate in good faith and use their reasonable best efforts to, and cause their subsidiaries to, deliver to O'Melveny & Myers LLP ("Parent's Counsel") and Cooley LLP ("Company's Counsel"), at such time or times as requested by the Company's Counsel or Parent's Counsel, a letter (such letters, the "Tax Representation Letters") signed by an officer of Parent and Merger Sub or the Company, as applicable, with respect to Parent and Merger Sub, that is substantially in the form set forth in Exhibit C, and, with respect to the Company, that is substantially in the form set forth in Exhibit D. The Company shall use its reasonable best efforts to obtain the opinion of the Company's Counsel referred to in Section 6.02(d). Parent and Merger Sub shall use their reasonable best efforts to, and cause their subsidiaries to, obtain the opinion of Parent's Counsel referred to in Section 6.03(d).

ARTICLE VI
CONDITIONS PRECEDENT

        Section 6.01    Conditions to Each Party's Obligation to Effect the Merger.     The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver by the Company and Parent on or prior to the Effective Time of the following conditions:

        (a)    Stockholder Approval.     The Company Stockholder Approval shall have been obtained.

        (b)    No Injunctions or Restraints.     No (i) temporary restraining order or preliminary or permanent injunction or other order, in each case, by any court of competent jurisdiction preventing, prohibiting, restraining, enjoining or rendering illegal the consummation of the Merger or the other transactions contemplated by this Agreement shall have been issued and be continuing in effect or (ii) applicable law of a Governmental Authority of competent jurisdiction shall be in effect prohibiting or rendering illegal the consummation of the Merger or the other transactions contemplated by this Agreement.

        (c)    Antitrust Approval.     Any applicable waiting period (or extensions thereof) under the HSR Act relating to the transactions contemplated by this Agreement shall have expired or been terminated and all pre-closing approvals or clearances required thereunder shall have been obtained

        (d)    Proxy/S-4.     The Proxy/S-4 shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Proxy/S-4 shall have been issued by the SEC and remain in effect and no proceedings for that purpose shall have been initiated or threatened in writing by the SEC.

        Section 6.02    Conditions to Obligations of the Company.     The obligation of the Company to effect the Merger is further subject to satisfaction or waiver at or prior to the Effective Time by the Company of the following additional conditions:

        (a)    Representations and Warranties.     (i) The representations and warranties of Parent and Merger Sub set forth in clauses (i) through (iii) of Section 3.02(b) (Capital Stock), Section 3.02(a) (Organization and Qualification—the first sentence only), Section 3.02(c) (Authority), and Section 3.02(l) (Brokers) shall be true and correct (without giving effect to any limitation as to "materiality" or "Parent Material Adverse Effect" set forth therein) in all material respects, and (ii) each of the other representations and warranties of Parent and Merger Sub set forth herein shall be true and correct (without giving effect to any limitation as to "materiality" or "Parent Material Adverse Effect" set forth therein, excluding for this purpose clause (ii) of Section 3.02(p))), except where the failure of such other representations and warranties to be so true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, in the case of clauses (i) and (ii), as of the Closing Date, as if made on and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date).

        (b)    Performance of Obligations of Parent and Merger Sub.     Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time.

        (c)    Closing Certificates.     The Company shall have received a certificate signed by an executive officer of Parent, dated the Closing Date, to the effect that the conditions set forth in Section 6.02(a), Section 6.02(b), Section 6.02(d), and Section 6.02(f) have been satisfied.

        (d)    Tax Opinion.     The Company shall have received the written opinion of the Company's Counsel, dated as of the Closing Date, to the effect that the Merger will qualify as a "reorganization" within the meaning of Section 368(a) of the Code; provided, however, that if the Company's Counsel does not render such opinion, this condition will nonetheless be deemed satisfied if Parent's Counsel shall render such opinion to the Company. In rendering such opinion, the Company's Counsel or Parent's Counsel, as appropriate shall be entitled to rely upon the representations contained in the Tax Representation Letters of Parent and the Company referred to in Section 5.14(b) hereto and upon such other representations, assumptions and qualifications as the counsel rendering such tax opinion reasonably deems relevant.

        (e)    Listing.     The shares of Parent Common Stock issuable as Merger Consideration pursuant to this Agreement shall have been approved for listing on the NYSE, subject to official notice of issuance.

        (f)    No Material Adverse Effect.     Since the date of this Agreement, there shall not have been any change, effect, event, occurrence, development or state of facts that, individually or in the aggregate has had or would reasonably be expected to have a Parent Material Adverse Effect that is continuing.

        Section 6.03    Conditions to Obligations of Parent and Merger Sub.     The obligation of each of Parent and Merger Sub to effect the Merger is subject to satisfaction or waiver on or prior to the Effective Time by Parent of the following additional conditions:

        (a)    Representations and Warranties.     (i) The representations and warranties of the Company set forth in clauses (i) through (iii) of Section 3.01(b) (Capital Stock) shall be true and correct (without giving effect to any limitation as to "materiality" or "Company Material Adverse Effect" set forth therein) except for inaccuracies that would not increase the dollar value of Parent Common Stock to be issued by more than $1,500,000, (ii) the representations and warranties of the Company set forth in Section 3.01(a) (Organization and Qualification) (the first sentence only), Section 3.01(c) (Authority), Section 3.01(r) (Vote Required), Section 3.01(u) (Takeover Laws Inapplicable) and Section 3.01(x) (Brokers) shall be true and correct (without giving effect to any limitation as to "materiality" or "Company Material Adverse Effect" set forth therein) in all material respects, and (iii) each of the other representations and warranties of the Company set forth herein shall be true and correct (without giving effect to any limitation as to "materiality" or "Company Material Adverse Effect" set forth therein, excluding for this purpose clause (ii) of Section 3.01(f)) except where the failure of such other representations and warranties to be so true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, in the case of clauses (i) through (iii), as of the Closing Date, as if made on and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date).

        (b)    Performance of Obligations of the Company.     The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time.

        (c)    No Material Adverse Effect.     Since the date of this Agreement, there shall not have been any change, effect, event, occurrence, development or state of facts that, individually or in the aggregate has had or would reasonably be expected to have a Company Material Adverse Effect that is continuing.

        (d)    Tax Opinion.     Parent shall have received the written opinion of Parent's Counsel, dated as of the Closing Date, to the effect that the Merger will qualify as a "reorganization" within the meaning of Section 368(a) of the Code; provided, however, that this condition will be deemed satisfied if Parent's Counsel delivers the opinion of counsel described in Section 6.02(d). In rendering such opinion, Parent's Counsel shall be entitled to rely upon the representations contained in the Tax Representation Letters of Parent and the Company referred to in Section 5.14(b) hereto and upon such other representations, assumptions and qualifications as Parent's Counsel reasonably deems relevant.

        (e)    Closing Certificates.     Parent shall have received a certificate signed by an executive officer of the Company, dated the Closing Date, to the effect that the conditions set forth in Section 6.03(a), Section 6.03(b), Section 6.03(c), and Section 6.03(d) have been satisfied.

ARTICLE VII
TERMINATION, AMENDMENT AND WAIVER

        Section 7.01    Termination.     This Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time:

        (a)   by mutual written agreement of Parent and the Company;

        (b)   by either Parent or the Company in the event any law or order of any Governmental Authority of competent jurisdiction restraining, enjoining or otherwise prohibiting or making illegal the consummation of the Merger shall have become final and non-appealable; provided, that the right to terminate this Agreement pursuant to this Section 7.01(b) shall not be available to any party whose failure to comply with its obligations under this Agreement has been a principal cause of the imposition of such law or order;

        (c)   by either Parent or the Company in the event that the Merger shall not have been consummated by May 7, 2020 (the "Termination Date"); provided, further, that the right to terminate this Agreement under this Section 7.01(c) shall not be available to any party whose failure to fulfill any of its obligations under this Agreement has been a principal cause of the failure of the Merger to occur on or before the Termination Date;

        (d)   by Parent, at any time prior to the receipt of the Company Stockholder Approval, in the event that (A) the Company Board has failed to include the Company Board Recommendation in the Proxy Statement, (B) the Company Board has effected a Company Change of Recommendation, whether or not permitted by the terms of this Agreement, (C) the Company has breached in any material respect its obligations under Section 4.04, or (D) the Company has failed to publicly reaffirm the Company Board Recommendation within ten (10) Business Days after Parent so requests in writing; provided, that, with respect to this clause (D) only, a Company Takeover Proposal shall have been publicly announced and not publicly withdrawn prior to such request by Parent;

        (e)   by the Company in the event that there shall have been a breach of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of Parent or Merger Sub, which breach, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 6.01 or Section 6.02 to be satisfied, and which is not curable prior to the Termination Date or, if curable prior to the Termination Date, is not cured within the earlier of (i) 30 days following written notice to Parent or (ii) the Termination Date; provided, that the Company is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 6.01 or Section 6.03 not to be satisfied; provided, further, that the Company may not terminate this Agreement pursuant to this Section 7.01(e) in respect of any such breach (A) at any time during such 30 day period and (B) at any time after such 30 day period if such breach, failure to perform or inaccuracy by Parent or Merger Sub is cured within such 30 day period;

        (f)    by Parent in the event that there shall have been a breach of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of the Company, which breach, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 6.01 or Section 6.03 to be satisfied, and which is not curable prior to the Termination Date or, if curable prior to the Termination Date, is not cured within the earlier of (i) 30 days following written notice to the Company or (ii) the Termination Date; provided, that neither Parent nor Merger Sub is then in breach of this

Agreement so as to cause any of the conditions set forth in Section 6.01 or Section 6.02 not to be satisfied; provided, further, that neither Parent nor Merger Sub may terminate this Agreement pursuant to this Section 7.01(f) in respect of any such breach (A) at any time during such 30 day period and (B) at any time after such 30 day period if such breach, failure to perform or inaccuracy by the Company is cured within such 30 day period;

        (g)   by the Company or Parent in the event that either the Company Special Meeting, as adjourned or postponed from time to time, shall have been held, the Company Stockholder Approval shall have been submitted to the stockholders of the Company for adoption at such Company Special Meeting, and the Company shall have failed to obtain the Company Stockholder Approval; or

        (h)   by the Company, at any time prior to the receipt of the Company Stockholder Approval in order to enter into a written definitive agreement with respect to a Company Superior Proposal in accordance with Section 4.04(e) if, immediately prior to or concurrently with such termination, the Company pays to Parent or its designee in immediately available funds the Company Termination Fee pursuant to Section 7.03(a).

The party desiring to terminate this Agreement pursuant to clause (b), (c), (d), (e), (f), (g) or (h) of this Section 7.01 shall give written notice of such termination to the other party in accordance with Section 8.02, specifying the provision or provisions hereof pursuant to which such termination is effected.

        Section 7.02    Effect of Termination.     In the event of the termination of this Agreement pursuant to Section 7.01, this Agreement shall become void and have no effect with no liability to any person on the part of any party hereto (or any of its Representatives or affiliates), except that (a) the provisions of Section 5.02(b), Section 5.05, this Section 7.02, Section 7.03, Section 7.04, Article VIII and the Confidentiality Agreement shall survive any such termination and abandonment, and (b) the termination of this Agreement shall not relieve any party from any liability or damages for any Willful Breach.

        Section 7.03    Company Termination Fee; Expenses.     Notwithstanding anything to the contrary in this Agreement, including Section 5.05, if:

        (a)   (i) Parent terminates this Agreement pursuant to Section 7.01(d), (ii) the Company terminates this Agreement pursuant to Section 7.01(c) or Section 7.01(g) at a time when Parent was entitled to terminate this Agreement pursuant to Section 7.01(d) or (iii) the Company terminates this Agreement pursuant to Section 7.01(h), then the Company shall pay to Parent or its designee, (A) in the case of clause (i), within two (2) Business Days following delivery of Parent's notice of termination, and (B) in the case of clause (ii) and (iii), immediately prior to or concurrently with the termination of this Agreement, an amount equal to $22,500,000 (the "Company Termination Fee") by wire transfer of immediately available funds to an account designated in writing by Parent; or

        (b)   (i) the Company or Parent terminates this Agreement pursuant to Section 7.01(c), (ii) Parent terminates this Agreement pursuant to Section 7.01(f), or (iii) the Company or Parent terminates this Agreement pursuant to Section 7.01(g) and (A) prior to such termination, a Company Takeover Proposal shall have been publicly made or announced and not withdrawn, and (B) within 12 months after such termination the Company shall enter into a written definitive agreement providing for the consummation of a Company Takeover Proposal (which is subsequently consummated, which consummation need not occur within such 12 month period) or shall consummate a Company Takeover Proposal, then the Company shall pay to Parent by wire transfer of immediately available funds to an account designated in writing by Parent, on the date of consummation of such Company Takeover Proposal, an amount equal to the Company Termination Fee. For purposes of this Section 7.03(b), all references to "85%" and "15%" in the definition of "Company Takeover Proposal" shall be deemed to be references to "49.99%" and "50.01%", respectively; or

        (c)   this Agreement is terminated by Parent pursuant to Section 7.01(f), then the Company shall pay to Parent or its designee by wire transfer of immediately available funds to an account designated in writing by Parent all of the documented out-of-pocket expenses reasonably incurred by Parent, Merger Sub or their respective affiliates in connection with this Agreement and the transactions contemplated by this Agreement (the "Parent Expense Reimbursement"). The Parent Expense Reimbursement shall be paid by the Company within two Business Days after delivery by Parent to the Company of a written statement setting forth the amount of such Parent Expense Reimbursement. In no event shall the Company be required to pay the Parent Expense Reimbursement on more than one occasion and if the Company Termination Fee becomes payable after a Parent Expense Reimbursement has been paid, then such Parent Expense Reimbursement shall be credited against the Company Termination Fee.

        (d)   this Agreement is terminated by the Company pursuant to Section 7.01(e), then Parent shall pay to the Company or its designee by wire transfer of immediately available funds to an account designated in writing by the Company all of the documented out-of-pocket expenses reasonably incurred by the Company or its affiliates in connection with this Agreement and the transactions contemplated by this Agreement (the "Company Expense Reimbursement"). The Company Expense Reimbursement shall be paid by Parent within two Business Days after delivery by the Company to Parent of a written statement setting forth the amount of such Company Expense Reimbursement. In no event shall Parent be required to pay the Company Expense Reimbursement on more than one occasion.

        Section 7.04    Termination Fees.     If Parent shall receive full payment of the Company Termination Fee pursuant to Section 7.03(a) or Section 7.03(b), then the receipt of the Company Termination Fee pursuant to Section 7.03(a) or Section 7.03(b) by Parent shall be the sole and exclusive remedy of Parent and Merger Sub for any liability or damage relating to or arising out of this Agreement or the Merger (other than, in the case of Section 7.03(b), pursuant to Section 7.03(c)); provided, that payment of the Company Termination Fee shall not release any party from liability for Willful Breach. The Company, Parent and Merger Sub each acknowledge that the agreements contained in Section 7.03 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, none of Parent, Merger Sub or the Company would enter into this Agreement, and that any amounts payable pursuant to Section 7.03 do not constitute a penalty but constitute payment of liquidated damages and that the liquidated damages amount is reasonable in light of the substantial but indeterminate harm anticipated to be caused by the other party's breach or default under this Agreement, the difficulty of proof and calculation of loss and damages, the inconvenience and non-feasibility of otherwise obtaining an adequate remedy, the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger and the other transactions contemplated hereby and the value of the transactions to be consummated hereunder. In no event shall the Company be required to pay the Company Termination Fee on more than one occasion. If the Company fails to promptly pay the Company Termination Fee or the Parent Expense Reimbursement, the Company shall pay Parent its costs and expenses (including reasonable attorneys' fees) in connection with enforcing its right to such Company Termination Fee or the Parent Expense Reimbursement, together with interest on such amounts at the prime rate published in the Money Rates section of The Wall Street Journal in effect on the date such payment was required to be made. If Parent fails to promptly pay the Company Expense Reimbursement, Parent shall pay Company its costs and expenses (including reasonable attorneys' fees) in connection with enforcing its right to such Company Expense Reimbursement, together with interest on the amount of the Company Expense Reimbursement at the prime rate published in the Money Rates section of The Wall Street Journal in effect on the date such payment was required to be made.

 ARTICLE VIII
GENERAL PROVISIONS

        Section 8.01    Non-survival of Representations, Warranties, Covenants and Agreements.     None of the representations, warranties, covenants and agreements of the parties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time; provided, however, that this Section 8.01 shall not limit any covenant or agreement of the parties in this Agreement or in any instrument delivered pursuant to this Agreement to the extent that such covenant or agreement contemplates performance after the Effective Time.

        Section 8.02    Notices.     All notices, requests, claims, consents, demands and other communications under this Agreement shall be in writing and shall be delivered either in person, by overnight courier, by registered or certified mail, or electronic mail, and shall be deemed to have been duly given (a) upon receipt, if delivered personally or by overnight courier, with overnight delivery and with acknowledgement of receipt requested, (b) three (3) Business Days after mailing, if mailed by registered or certified mail (postage prepaid, return receipt requested) or (c) on the Business Day the transmission is made when transmitted by electronic mail prior to 5:00 p.m. Pacific Time on a Business Day or on the succeeding Business Day if the transmission is electronic mail after such time on a Business Day or on a non-Business Day (provided, in each case, that the party sending such notice does not receive notification within 12 hours that such transmission was unsuccessful), to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

  if to Parent or Merger Sub, to:

    c/o Glaukos Corporation
    Attention: Robert Davis
    229 Avenida Fabricante
    San Clemente, CA 92672
    Email: rdavis@glaukos.com

        with a copy (which shall not constitute notice) to:

    O'Melveny & Myers LLP
    610 Newport Center Drive, 17th Floor
    Newport Beach, California 92660
    Attention: Mark D. Peterson, Esq. and Andor Terner, Esq.
    Email: mpeterson@omm.com and aterner@omm.com

        if to the Company, to:

    Avedro, Inc.
    Attention: Paul Bavier
    201 Jones Road
    Waltham, MA 02451
    Email: PBavier@avedro.com

        with a copy (which shall not constitute notice) to:

    Cooley LLP
    Attention: Barbara Borden and Miguel Vega, Esq.
    500 Boylston Street
    14th Floor
    Boston, MA 02116-3736
    Email: bordenbl@cooley.com and mvega@cooley.com

        Section 8.03    Definitions.     For purposes of this Agreement:

        (a)   an "affiliate" of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person, where "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a person, whether through the ownership of voting securities, by contract, as trustee or executor, or otherwise.

        (b)   "Antitrust Laws" means the Sherman Antitrust Act of 1890, the Clayton Antitrust Act of 1914, the HSR Act and all other federal, state and foreign statutes, rules, regulations, orders, decrees and other laws and judgments that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or competition.

        (c)   "Business Day" means any day, other than a Saturday or Sunday or a day on which banks are required or authorized by law to close in Los Angeles, California.

        (d)   "capital stock" or "shares of capital stock" means (i) with respect to a corporation, as determined under the laws of the jurisdiction of organization of such entity, capital stock or such shares of capital stock; (ii) with respect to a partnership, limited liability company, or similar entity, as determined under the laws of the jurisdiction of organization of such entity, units, interests, or other partnership or limited liability company interests; or (iii) any other equity ownership or participation.

        (e)   "Company Employee Stock Plan" means the Company's 2003 Stock Plan, the Company's 2012 Equity Incentive Plan, and the Company's 2019 Equity Incentive Plan, in each case as amended from time to time.

        (f)    "Company ESPP" means the Company's 2019 Employee Stock Purchase Plan, as amended from time to time.

        (g)   "Company Joint Venture" shall mean any Joint Venture of the Company.

        (h)   "Company Material Adverse Effect" means any change, effect, event, occurrence, development or change in facts (each a "Change" and collectively, "Changes") (i) that is materially adverse to the business, financial condition or results of operations of the Company and the Company Joint Ventures, taken as a whole, or (ii) that is materially adverse to the ability of the Company to consummate the transactions contemplated hereby in accordance with the terms hereof in a timely manner, but excluding, in the case of clause (i) only, any of the foregoing to the extent resulting from (A) changes in applicable law or international or national legal, political or regulatory conditions generally (in each case, to the extent not disproportionately affecting the Company), (B) changes in the economy or the financial or securities markets in the United States or the industry or industries in which the Company operates (in each case, to the extent not disproportionately affecting the Company), (C) any changes in GAAP or interpretations thereof after the date of this Agreement (in each case, to the extent not disproportionately affecting the Company), (D) any weather-related or other force majeure event or outbreak or escalation of hostilities or acts of war, terrorism, or sabotage (in each case, to the extent not disproportionately affecting the Company), (E) any changes in the Company's stock price or trading volume or any failure in and of itself of such person to meet any internal or published projections, forecasts, budgets or revenues predictions, provided that the exception in this clause (E) shall not prevent or otherwise affect a determination that any Change underlying such failure has resulted in, or contributed to, a material adverse effect on the Company, (F) actions (or omissions) of the Company taken (or not taken) with the prior written consent of Parent or as required to comply with the terms of this Agreement (other than any requirement to operate in the ordinary course of business consistent with past practice and any requirements of Section 4.01 or Section 4.03), or (G) the public announcement or pendency of the transactions contemplated by this Agreement, including the impact thereof on the relationships, contractual or otherwise, of such person with employees, customers, suppliers or partners of the Company.

        (i)    "Company Restricted Stock Unit" means each right or award of any kind, contingent or accrued, vested or unvested, to acquire or receive a Share of Company Common Stock or benefits measured by the value of such a Share pursuant to any existing Company Employee Stock Plan.

        (j)    "Company Stock Option" means any Option granted pursuant to any Company Employee Stock Plan.

        (k)   "Company Warrants" means (i) that certain Warrant Agreement to Purchase Shares of Preferred Stock of the Company, dated as of December 22, 2015, in favor of Hercules Technology III, L.P. (the "Hercules Warrant"), (ii) that certain Warrant of the Company, dated March 20, 2017, in favor of OrbiMed Royalty Opportunities II, LP (the "OrbiMed Warrant" and together with the Hercules Warrant, the "Outstanding Warrants") and (iii) any other warrant to acquire shares of Company Common Stock, shares of preferred stock of the Company or any other shares of capital stock of the Company (the "Converted Warrants").

        (l)    "Continuing Employees" shall mean all employees of the Company who are offered and timely accept employment by Parent or any subsidiary of Parent, who continue their employment with the Company or, outside the U.S., who remain or become employees of the Company, Parent or any subsidiary of Parent as required by applicable laws.

        (m)  "Contract" means any legally binding written or oral agreement, contract, subcontract, lease, instrument, note, license or sublicense.

        (n)   "Customs & International Trade Authorizations" shall mean any and all licenses, registrations, and approvals required pursuant to the Customs & International Trade Laws for the lawful export, re-export, transfer or import of goods, software, technology, technical data, and services and international financial transactions.

        (o)   "Customs & International Trade Laws" shall mean the applicable export control, sanctions, import, customs and trade, and anti-boycott laws of any jurisdiction in which the Company is incorporated or does business, including the Tariff Act of 1930, as amended, and other laws, regulations, and programs administered or enforced by the U.S. Department of Commerce, U.S. International Trade Commission, U.S. Customs and Border Protection, U.S. Immigration and Customs Enforcement, and their predecessor agencies; the Export Administration Act of 1979, as amended; the Export Administration Regulations, including related restrictions with regard to transactions involving persons on the U.S. Department of Commerce Denied Persons List, Unverified List or Entity List; the Arms Export Control Act, as amended; the International Traffic in Arms Regulations, including related restrictions with regard to transactions involving persons on the Debarred List; the International Emergency Economic Powers Act, as amended; the Trading With the Enemy Act, as amended; the Iran Sanctions Act, as amended; the National Defense Authorization Act for Fiscal Year 2012; the National Defense Authorization Act for Fiscal Year 2013; and the embargoes and restrictions administered by OFAC; Executive Orders regarding embargoes and restrictions on transactions with designated countries and entities, including persons designated on OFAC's list of Specially Designated Nationals and Blocked Persons, and persons designated on the U.S. Department of State sanctions lists; the anti-boycott laws and regulations administered by the U.S. Department of Commerce; and the anti-boycott laws and regulations administered by the U.S. Department of the Treasury.

        (p)   "Data Privacy and Security Laws" means (i) to the extent applicable, all laws relating to the collection, storage, use, disclosure, retention or transfer of Personal Information, privacy or information security, including the Federal Privacy and Security Regulations and the General Data Protection Regulation (EU) 2016/679 (GDPR), or any corresponding or equivalent national laws or regulations, (ii) all applicable laws relating to use of cookies and tracking technologies; (iii) all applicable laws relating to sending of electronic communications to individuals, including email communications, SMS or text messages or push notifications in mobile applications; (iv) all applicable laws concerning the security of the Company Systems, and (v) the Company's policies and notices (e.g., posted privacy policies; notices provided in connection with the collection, storage, use, disclosure, retention or transfer of Personal Information; posted policies or notices concerning the security of the Company Systems; and internal policies and standards concerning the treatment of Personal Information or the security of the Company Systems) relating to Personal Information, privacy or the security of the Company Systems (collectively, the "Privacy Policies").

        (q)   "Data Security Breach" means the unlawful destruction, loss, alteration, unauthorized disclosure of, or access to, Personal Information, which would require notification to a person or Governmental Authority under Data Privacy and Security Laws.

        (r)   "FDA Laws" shall mean all healthcare-related laws applicable to the operation of the Company's business, including (i) the Federal Food, Drug, and Cosmetic Act of 1938, as amended (21 U.S.C. § 321 et seq.); (ii) the rules and regulations promulgated and enforced by the FDA thereunder, including, as applicable, those requirements relating to the FDA's current Good Manufacturing Practices, Good Laboratory Practices, Good Clinical Practices, investigational use, pre-market approval and applications to market new medical devices; (iii) laws governing the development, conduct, monitoring, patient informed consent, auditing, analysis and reporting of clinical trials (including the Good Clinical Practice regulations); (iv) laws governing data-gathering activities relating to the detection, assessment, and understanding of adverse events (including pharmacovigilance and adverse event regulations of FDA and ICH); and (v) all comparable state, federal or foreign laws relating to any of the foregoing.

        (s)   "indebtedness" means (i) indebtedness of the Company for borrowed money (including the aggregate principal amount thereof and the aggregate amount of any accrued but unpaid interest thereon), (ii) obligations of the Company evidenced by bonds, notes, debentures, letters of credit or similar instrument, (iii) obligations of the Company under capitalized leases, (iv) obligations in respect of interest rate and currency obligation swaps, hedges or similar arrangements, and (v) all obligations of the Company to guarantee any of the foregoing types of payment obligations on behalf of any person other than the Company.

        (t)    "Joint Venture" of a person shall mean any person that is not a subsidiary of such first person, in which such first person and/or one or more of its subsidiaries owns directly or indirectly an equity interest, other than equity interests held for passive investment purposes that are less than 5% of each class of the outstanding voting securities or equity interests of such second person.

        (u)   "knowledge" means (i) with respect to the Company, the actual knowledge of the persons listed in Section 8.03 of the Company Disclosure Letter (under the heading "knowledge") after reasonable inquiry, and (ii) with respect to Parent, the actual knowledge of the persons listed in Section 8.03(s) of the Parent Disclosure Letter (under the heading "knowledge") after reasonable inquiry. With respect to matters involving Intellectual Property, "knowledge" does not require that the knowledge individuals have conducted, obtain or have obtained any freedom-to-operate opinions or similar opinions of counsel or any Intellectual Property clearance searches, and no knowledge of any third-party Intellectual Property that would have been revealed by such inquiries, opinions or searches will be imputed to the such knowledge individuals or the direct reports of any of the foregoing; provided, that any such opinions or searches that have been conducted or obtained prior to the date of this Agreement will not be excluded from the term "knowledge" as a result of this sentence.

        (v)   "Leased Real Property" means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by the Company.

        (w)  "Leases" means all leases, subleases, licenses, concessions and other agreements pursuant to which the Company holds any Leased Real Property.

        (x)   "Lien" shall mean each of liens, claims, mortgages, encumbrances, pledges, security interests, equities, charges, rights of first refusal, transfer restrictions or voting restrictions of any kind.

        (y)   "OFAC" shall mean the Office of Foreign Assets Control of the U.S. Department of the Treasury.

        (z)   "Options" means any subscriptions, options, warrants, rights (including stock appreciation rights), preemptive rights or other contracts, commitments, understandings or arrangements, including any right of conversion or exchange under any outstanding security, instrument or agreement.

        (aa) "Parent ESPP" means Parent's 2015 Employee Stock Purchase Plan.

        (bb) "Parent Material Adverse Effect" means any Change (i) that is materially adverse to the business, financial condition or results of operations of Parent and its subsidiaries, taken as a whole, or (ii) that is materially adverse to the ability of Parent or Merger Sub to consummate the transactions contemplated hereby in accordance with the terms hereof in a timely manner, but excluding, in the case of clause (i) only, any of the foregoing to the extent resulting from (A) changes in applicable law or international or national legal, political or regulatory conditions generally (in each case, to the extent not disproportionately affecting Parent and its subsidiaries, taken as a whole), (B) changes in the economy or the financial, or securities markets in the United States or elsewhere in the world or the industry or industries in which Parent or any of its subsidiaries operates (in each case, to the extent not disproportionately affecting Parent and its subsidiaries, taken as a whole), (C) any changes in GAAP or interpretations thereof after the date of this Agreement (in each case, to the extent not disproportionately affecting Parent and its subsidiaries, taken as a whole), (D) any weather-related or other force majeure event or outbreak or escalation of hostilities or acts of war, terrorism or sabotage (in each case, to the extent not disproportionately affecting Parent and its subsidiaries, taken as a whole), or (E) any changes in Parent's stock price or trading volume or any failure in and of itself of such person to meet any internal or published projections, forecasts, budgets or revenues predictions, provided that the exception in this clause shall not prevent or otherwise affect a determination that any Change underlying such failure has resulted in, or contributed to, a material adverse effect on Parent.

        (cc) "Parent Restricted Stock Unit" means each right of any kind, contingent or accrued, vested or unvested, to acquire or receive a Share of Parent Common Stock or benefits measured by the value of such a Share issued or awarded in connection with the performance of services.

        (dd) "Parent Stock Option" means any Option to purchase Shares of Parent Common Stock issued or awarded in connection with the performance of services.

        (ee) "Parent Trading Price" means the volume weighted averages of the trading price of Parent Common Stock on the NYSE as displayed under the heading "Bloomberg VWAP" on Bloomberg page "CPE US equity" (or its equivalent successor if such page is not available) on each of the five consecutive trading days ending on the trading day that is three trading days prior to the Closing Date, rounded down to the nearest penny (as adjusted as appropriate to reflect any stock splits, stock dividends, combinations, reorganizations, reclassifications or similar events).

        (ff)  "person" means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization, Governmental Authority or other entity.

        (gg) "Permitted Liens" shall mean (i) Liens under workmen's compensation, unemployment insurance or similar laws, or security for governmental charges, in each case incurred or made in the ordinary course of business consistent with past practice and for which appropriate reserves have been established in accordance with GAAP, (ii) Liens imposed by law, including carriers', warehousemen's, materialmens', mechanics' or other similar Liens, as well as Liens granted by the Company or the Company Joint Ventures to suppliers of goods in order to secure payment for such goods, in each case incurred or granted in the ordinary course of business consistent with past practice relating to obligations not yet delinquent or the validity or amount of which are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP, (iii) statutory or common law Liens or encumbrances to secure landlords, lessors or renters under leases or rental agreements, or (iv) statutory Liens for Taxes or Liens as security for contested Taxes not yet delinquent or the validity or amount of which are being contested in good faith by appropriate proceedings diligently conducted and for which appropriate reserves have been established in accordance with GAAP.

        (hh) "Personal Information" means any information that relates to an identified or identifiable natural person that is defined as protected or regulated personal information, personal data, personally identifiable information or similar terms under any applicable Data Privacy and Security Laws.

         (ii)  "Registrations" shall mean authorizations, approvals, clearances, Consents, licenses, permits, certificates, exemptions or registrations issued or otherwise made available by any Regulatory Authority or Governmental Authority (including 510(k) or pre-market notification clearances, pre-market approvals, investigational device exemptions, product recertifications, manufacturing approvals and authorizations, governmental pricing and reimbursement approvals, labeling approvals, registration notifications or their foreign equivalent) that are required for the research, investigation, development, production, manufacture, labeling, distribution, marketing, storage, shipping, transportation, export, import, use or sale of the products or services of the Company.

        (jj)   "Regulatory Authority" shall mean the FDA and any other Governmental Authority that regulates the research, investigation, development, production, marketing, distribution, storage, shipping, transport, advertising, labeling, promotion, sale, export, import, use handling and control, safety, efficacy, reliability or manufacturing of medical devices, medical technology or medical drugs.

        (kk) "Representative" means, with respect to any person, such person's officers, directors, employees, investment bankers, financial advisors, attorneys, accountants and other advisors and representatives

        (ll)   "Sanctioned Country" shall mean, at any time, a country or territory which is itself the subject or target of comprehensive Sanctions (at the time of this Agreement, Crimea, Cuba, Iran, North Korea and Syria).

        (mm)  "Sanctioned Person" shall mean any person that is the target of Sanctions, including (i) any person listed in any Sanctions-related list of designated persons maintained by OFAC or the U.S. Department of State, the United Nations Security Council or any European Union member state, (ii) any person located, organized or resident in a Sanctioned Country, or (iii) any person 50% or more owned or otherwise controlled by any such person or persons described in the foregoing clauses (i) and (ii).

        (nn) "Sanctions" shall mean economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by the U.S. government through OFAC or the U.S. Department of State, the United Nations Security Council, the European Union or any European Union member state.

        (oo) "subsidiary" means, with respect to any person, any other person, whether incorporated or unincorporated, of which more than 50% of either the equity interests in, or the voting control of, such other person is, directly or indirectly through subsidiaries or otherwise, beneficially owned by such first person; provided, however, that no Company Joint Venture shall be deemed to be a "subsidiary" of the Company.

        (pp) "Takeover Laws" means any "business combination" (as defined in such Section 203 of the DGCL), "control share acquisition," "fair price," "moratorium" or other takeover or anti-takeover statute or similar law.

        (qq) "Willful Breach" means a material breach that is a consequence of an act or a failure to act of an officer of the party taking such act or failing to take such act with the actual knowledge that the taking of such act or the failure to take such act would cause, a breach of any representation, warranty, agreement or covenant of the breaching party contained in this Agreement.

        Section 8.04    Interpretation and Other Matters.     When a reference is made in this Agreement to an Article, Section or Exhibit, such reference shall be to an Article or Section of, or an Exhibit to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." The words "hereof," "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a person are also to its successors and permitted assigns.

        Section 8.05    Counterparts.     This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each party and delivered to the other parties.

        Section 8.06    Entire Agreement; No Third-Party Beneficiaries; Suits for Damages.     This Agreement (including the documents and instruments referred to herein), the Voting Agreements and the Confidentiality Agreement constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement. Nothing in this Agreement is intended to confer, and does not confer, any rights or remedies under or by reason of this Agreement (or any breach hereof) on any person other than the parties hereto and their respective successors and permitted assigns, except after the Effective Time for the provisions of Section 5.04, which shall be enforceable by the Company Indemnified Parties.

        Section 8.07    Amendment.     This Agreement may be amended by the parties at any time prior to the Effective Time; provided, however, that after receipt of the Company Stockholder Approval, there shall not be made any amendment that by law or in accordance with the rules or any relevant stock exchange, requires further approval by the stockholders of the Company without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

        Section 8.08    Extension; Waiver.     At any time prior to the Effective Time, a party may (a) extend the time for the performance of any of the obligations or other acts of the other party or parties, (b) waive any breach or inaccuracies in the representations and warranties of the other party or parties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance by the other parties with any of the agreements or conditions contained in this Agreement. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

        Section 8.09    Governing Law; Jurisdiction.

        (a)   This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflict of laws and matters related to the fiduciary obligations of the Company Board shall be governed by the laws of the State of Delaware.

        (b)   Each of the parties (i) irrevocably submits itself to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, to the extent such court does not have jurisdiction, the United States District Court of the District of Delaware, as well as to the jurisdiction of all courts to which an appeal may be taken from such courts, in any suit, action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated herein, (ii) agrees that every such suit, action or proceeding shall be brought, heard and determined exclusively in such court, (iii) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from such court, (iv) agrees not to bring any suit, action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated herein in any other court, and (v) waives any defense of inconvenient forum to the maintenance of any suit, action or proceeding so brought.

        (c)   Each of the parties agrees that service of any process, summons, notice or document in the manner set forth in Section 8.02 shall be effective service of process for any action, suit or proceeding brought against it.

        Section 8.10    Assignment.     Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other party. Notwithstanding the foregoing, each of Parent and Merger Sub may (a) assign any of its rights or delegate any of its obligations under this Agreement, by operation of law or otherwise, to one or more of its affiliates (but no such assignment shall relieve the assigning party of any of its obligations hereunder) and (b) collaterally assign any of its rights, but not its obligations, under this Agreement to any of its financing sources. Any attempted or purported assignment in violation of this Section 8.10 shall be null and void and of no effect whatsoever. Subject to the provisions of this Section 8.10, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and permitted assigns.

        Section 8.11    Specific Performance.     The parties agree that irreparable damage may occur and that the parties may not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that in the event of any breach or threatened breach by any other party of any covenant or obligation contained in this Agreement, the non-breaching party shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, without the necessity of posting bonds or similar undertakings in connection therewith, this being in addition to any other remedy which may be available to such non-breaching party at law or in equity, including monetary damages. Each Party hereby waives and agrees not to assert any objections to any remedy referred to in this Section 8.11 (including any objection on the basis that there is an adequate remedy at law or that an award of such remedy is not an appropriate remedy for any reason at law or equity).

        Section 8.12    Severability.     If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

        Section 8.13    Waiver of Jury Trial.     EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT OR THE DOCUMENTS RELATED HERETO IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, INCLUDING ANY CONTROVERSY INVOLVING ANY REPRESENTATIVE OF PARENT OR THE COMPANY UNDER THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.13.

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        IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

GLAUKOS CORPORATION
By:	/s/ Joseph E. Gilliam
	Name:	Joseph E. Gilliam
	Title:	Chief Financial Officer and Senior Vice President, Corporate Development
ATLANTIC MERGER SUB, INC.
By:	/s/ Joseph E. Gilliam
	Name:	Joseph E. Gilliam
	Title:	Chief Financial Officer and Senior Vice President, Corporate Development
AVEDRO, INC.
By:	/s/ Reza Zadno
	Name:	Reza Zadno
	Title:	President and Chief Executive Officer

        The following schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K promulgated by the SEC.

  •
  Company Disclosure Letter

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  Parent Disclosure Letter

  •
  Exhibit A—Form of Amended and Restated Certificate of Incorporation

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  Exhibit B—Form of Amended and Restated Bylaws

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  Exhibit C—Form of Parent and Merger Sub Tax Representation Letter

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  Exhibit D—Form of Company Tax Representation Letter